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As filed with the Securities and Exchange Commission on April 1, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EVO Payments, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	82-1304484 (I.R.S. Employer Identification Number)

Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328
(516) 479-9000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328
(516) 479-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Keith M. Townsend Zachary L. Cochran King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600	Steven J. de Groot Executive Vice President and General Counsel EVO Payments, Inc. Ten Glenlake Parkway, South Tower, Suite 950 Atlanta, Georgia 30328 (516) 479-9000	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Class A Common Stock, par value $0.0001 per share	5,750,000	$27.41	$157,607,500	$19,102.03

(1)
Includes shares issuable upon the exercise of the underwriters' option to purchase additional shares. See "Underwriting."

(2)
Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the price shown is the average of the high and low selling price of the Class A common stock on March 25, 2019, as reported on The Nasdaq Global Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "SEC" or the "Commission"), acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 1, 2019

Preliminary Prospectus

5,000,000 shares

EVO Payments, Inc.

Class A common stock

We are offering 5,000,000 shares of our Class A common stock. All of the net proceeds received by us from the sale of shares of our Class A common stock in this offering (other than pursuant to the underwriters' option to purchase additional shares) will be used to purchase (i) LLC Interests of EVO LLC (as defined herein) and an equivalent number of shares of Class B common stock (which shares will then be canceled) from Blueapple, Inc., or Blueapple, pursuant to the EVO LLC Agreement (as defined herein), and (ii) LLC Interests of EVO LLC and an equivalent number of shares of Class D common stock (which shares will then be canceled) from entities affiliated with Madison Dearborn Partners, LLC, or MDP (including through the purchase and exercise of a portion of the call option held by Madison Dearborn Capital Partners VI-C, L.P., or MDCP VI-C), pursuant to the Exchange Agreement (as defined herein). See "Certain relationships and related party transactions" for a description of the EVO LLC Agreement and Exchange Agreement.

Our Class A common stock is listed on The Nasdaq Global Market, or Nasdaq, under the symbol "EVOP." The last reported sale price of our Class A common stock on Nasdaq on March 29, 2019 was $29.05 per share.

We have four classes of common stock outstanding: Class A common stock, Class B common stock, Class C common stock and Class D common stock. The holders of our Class A common stock and our Class D common stock are entitled to one vote per share, and, subject to aggregate voting power limitations and certain sunset provisions described herein, the holders of our Class C common stock are entitled to 3.5 votes per share in all matters presented to our stockholders generally, including the election of our board of directors. Subject to certain sunset provisions described herein, our Class B common stock is entitled to 15.9% of the combined voting power in all matters presented to our stockholders generally, including the election of our board of directors. All of our Class B common stock is held by Blueapple, all of our Class C common stock is held by our executive officers, and all of our Class D common stock is held by entities affiliated with MDP and by certain of our current and former employees. Our Class B common stock, Class C common stock and Class D common stock do not have any economic rights.

We are a holding company and our principal asset is LLC Interests of EVO LLC representing a 32.6% economic interest in EVO LLC as of February 28, 2019. The remaining 67.4% economic interest in EVO LLC is owned by the Continuing LLC Owners (as defined herein) through ownership of LLC Interests of EVO LLC. Although we have a minority economic interest in EVO LLC, because we are the sole managing member of EVO LLC, we operate and control all of the business and affairs of EVO LLC and, through EVO LLC and its subsidiaries, conduct our business. See "Prospectus Summary—Organizational structure."

We are an "emerging growth company" as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus summary—Implications of being an emerging growth company."

Investing in our Class A common stock involves risks. See "Risk factors" beginning on page 24.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)
We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting."

(2)
We intend to use all of the net proceeds to purchase (i) LLC Interests and an equivalent number of shares of Class B common stock (which shares will then be canceled) from Blueapple pursuant to the EVO LLC Agreement, and (ii) LLC Interests and an equivalent number of shares of Class D common stock (which shares will then be canceled) from entities affiliated with MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C) pursuant to the Exchange Agreement.

The underwriters may also exercise their option to purchase up to 750,000 additional shares of Class A common stock from us. The underwriters can exercise this right at any time within 30 days after the date of this prospectus. The proceeds of any shares of Class A common stock we sell to the underwriters upon exercise of this right will not be used to purchase any additional LLC Interests or Class B common stock from Blueapple or any additional LLC Interests or Class D common stock from MDP.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about April      , 2019.

J.P. Morgan

Barclays	BofA Merrill Lynch	Citigroup	Deutsche Bank Securities	Goldman Sachs & Co. LLC	SunTrust Robinson Humphrey

           , 2019

EVO PAYMENTS AT A GLANCE

GLOBAL SCALE

550,000+
MERCHANT BUSINESSES

3 billion+
TRANSACTIONS PROCESSED ANNUALLY

20 OFFICES IN
11 COUNTRIES

STRATEGIC DISTRIBUTION

3 sales divisions
TECH-ENABLED, DIRECT, TRADITIONAL

1,500+
ISV & VAR INTEGRATED PARTNERSHIPS

14
BANK PARTNERS GLOBALLY

TECHNOLOGY ADVANTAGE

End-to-end
PROCESSING PLATFORMS

In-market
CAPABILITIES

Single point of integration
FOR PARTNERS & MERCHANTS THROUGH EVO SNAP

Long history of success, with momentum continuing

You should rely only on the information contained in this prospectus or any information incorporated by reference herein or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their affiliates) have authorized anyone to provide you with additional or different information. Neither we nor the underwriters (or any of our or their affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus and the information incorporated by reference herein or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Market data and forecasts

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third parties, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf.

Trademarks, service marks and trade names

This prospectus includes certain of our trademarks, service marks and trade names, which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ® , TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

Basis of presentation

In connection with our initial public offering completed on May 25, 2018, which we refer to as the IPO, we undertook certain reorganization transactions, which we refer to as the Reorganization Transactions. See "IPO, Reorganization Transactions and Follow-On Offering" for a description of the Reorganization Transactions.

As used in this prospectus, unless the context otherwise requires, references to:

•
"2018 10-K" refers to our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission, or SEC, on March 25, 2019, which is incorporated by reference herein.

•
"EVO," "we," "us," "our," the "Company," and similar references refer (1) on or prior to the completion of the Reorganization Transactions, including the IPO, to EVO LLC and, unless otherwise stated, all of its direct and indirect subsidiaries, and (2) following the consummation of the Reorganization Transactions, including the IPO, to EVO Payments, Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including EVO LLC.

•
"EVO LLC" refers to EVO Investco, LLC, a Delaware limited liability company, and, unless otherwise stated, all of its direct and indirect subsidiaries.

•
"Continuing LLC Owners" refers collectively to the holders of our Class B common stock, Class C common stock and Class D common stock immediately following the IPO, which includes Blueapple, MDP, our executive officers and certain of our current and former employees. See "Principal stockholders."

•
"LLC Interests" refers to the single class of common membership interests of EVO LLC. An "LLC Interest" refers to a single common membership interest of EVO LLC.

•
"Blueapple" refers to Blueapple, Inc., a Delaware S corporation, which is controlled by entities affiliated with our founder and Chairman of our board of directors, Rafik R. Sidhom.

•
"markets" refers to countries and territories where we are authorized by card networks to acquire transactions. For purposes of determining our markets, "territories" refers to non-sovereign geographic areas that fall under the authority of another government. As an example, we consider Gibraltar (a territory of the United Kingdom) and the United Kingdom to be two distinct markets as our licensing agreements with the card networks gives us the ability to acquire transactions in both markets.

•
"MDP" refers to Madison Dearborn Partners, LLC. See "Prospectus summary—About Madison Dearborn Partners."

•
"merchant" refers to an organization that accepts electronic payments, including for-profit, not-for-profit and governmental entities.

•
"transactions processed" refers to the number of transactions we processed during any given period of time and is a meaningful indicator of our business and financial performance, as a significant portion of our revenue is driven by the number of transactions we process. In addition, transactions processed provides a valuable measure of the level of economic activity across our merchant base. In our North America segment, transactions include acquired Visa and Mastercard credit and signature debit, American Express, Discover, UnionPay, PIN-debit, electronic benefit transactions and gift card transactions. In our Europe segment, transactions include acquired Visa and Mastercard credit and signature debit, other card network merchant acquiring transactions, and ATM transactions.

IPO, Reorganization Transactions and Follow-On Offering

On May 25, 2018, we completed the IPO of 16,100,000 shares of our Class A common stock at a price to the public of $16.00 per share, of which 15,433,333 shares were sold by us (including additional shares sold to the underwriters upon exercise in full of their option to purchase additional shares from us) and 666,667 shares were sold by one of our stockholders. The shares began trading on Nasdaq on May 23, 2018 under the symbol "EVOP." The total net proceeds of the IPO received by the Company were $231.5 million, including proceeds resulting from the underwriters' exercise in full of their option to purchase additional shares of our Class A common stock in connection with the IPO. We used the net proceeds from the IPO to purchase LLC Interests directly from EVO LLC, and EVO LLC used the proceeds from the sale of LLC Interests to (i) repay $178.2 million of the second lien term loan borrowings under our Senior Secured Credit Facilities (as defined herein) in full and (ii) the remaining amount to pay the deferred purchase price under our acquisition of Sterling Payment Technologies LLC, or Sterling.

In connection with the IPO, we completed the following transactions, which we refer to as the Reorganization Transactions:

•
All of the outstanding limited liability interests in EVO LLC were reclassified into LLC Interests. The number of LLC Interests issued to each member of EVO LLC was determined based on a hypothetical liquidation of EVO LLC.

•
All time-based and performance-based vesting conditions applicable to EVO LLC's outstanding unvested Class D units were waived in connection with the reclassification of the outstanding limited liability interests in EVO LLC into LLC Interests. Our current and former executive officers collectively held 720,986 Class D units and collectively received 1,721,115 LLC Interests in connection with the reclassification of those Class D units. Our current and former employees collectively held 385,542 Class D units and collectively received 951,548 LLC Interests in connection with the reclassification of those Class D units.

•
Affiliates of MDP holding a portion of the Class E units held by MDP engaged in a series of transactions that resulted in the MDCP VI-C Cardservices II Blocker Corp., or MDP Blocker Sub, merging with and into EVO Payments, Inc., with EVO Payments, Inc. remaining as the surviving corporation. At the time of the merger, the

  MDP Blocker Sub only owned Class E units in EVO LLC. As a result of these transactions, an affiliate of MDP exchanged all of their equity interests in the MDP Blocker Sub for 652,500 shares of our Class A common stock.

•
We amended and restated EVO Payments, Inc.'s certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. The terms of each class of our common stock are described in "Description of capital stock."

•
We issued 554,299 shares of our Class A common stock to members of our management and certain of our current and former employees upon conversion of the outstanding unit appreciation rights awards held by these individuals (and were deemed to have made a related capital contribution to EVO LLC in exchange for LLC Interests corresponding to these shares of Class A common stock). Each of these shares of our Class A common stock (and the corresponding LLC Interests) are subject to the same vesting requirements as the related unit appreciation rights awards (without further acceleration as a result of the IPO), except that we waived all vesting requirements for performance-based unit appreciation rights awards and performance-based forfeiture requirements applicable to all unit appreciation rights awards in connection with these Reorganization Transactions. Any shares of Class A common stock subject to vesting as described above are entitled to vote and receive dividends prior to vesting; any dividends received will be paid upon vesting and will be forfeited if the related shares of Class A common stock are forfeited.

•
We issued 48,218 shares of our Class A common stock to certain sellers of Zenith Merchant Services, or Zenith, in satisfaction of a portion of a contingent payment obligation in connection with an acquisition of the remaining interest in a joint venture we completed in May 2017.

•
We issued 35,913,538 shares of our Class B common stock to Blueapple for nominal consideration on a one-to-one basis with the number of LLC Interests it owns, which provides for 15.9% of the combined voting power in us until the earlier of (1) May 25, 2021 (the third anniversary of the consummation of the IPO), and (2) the date on which Blueapple no longer beneficially owns units in EVO LLC equal to or greater than 3% of the outstanding economic interest in EVO LLC.

•
We issued 2,560,955 shares of our Class C common stock to our executive officers for nominal consideration on a one-to-one basis with the number of LLC Interests they own, which provide holders 3.5 votes per share. The voting rights associated with our Class C common stock are capped so that the aggregate voting power of all shares of Class C common stock outstanding, when taken together with any shares of Class A common stock that are subject to vesting or forfeiture held by employees or directors of EVO Payments, Inc., will not exceed 20% of the combined voting power in us. Each share of our Class C common stock is automatically converted into a share of our Class D common stock upon the earlier of (1) May 25, 2021 (the third anniversary of the consummation of the IPO), and (2) the date on which the holder's employment with us is terminated.

•
We issued 24,305,155 shares of our Class D common stock to MDP and to certain current and former employees for nominal consideration on a one-to-one basis with the number of LLC Interests they own, which will provide one vote per share.

•
We issued equity awards in the form of restricted stock units and stock options to purchase Class A common stock to our executive officers, directors and certain employees upon completion of the IPO, which we refer to as the IPO Grants. The IPO Grants consisted of 503,795 restricted stock units and 2,115,625 options to purchase shares of our Class A common stock.

•
The voting and economic rights associated with our classes of common stock issued in the Reorganization Transactions are summarized in the following table:

Class of common stock	Holders	Voting rights*	Economic rights

Class A common stock	Public, MDP, Executive Officers, Current and Former Employees and Zenith	One vote per share	Yes
Class B common stock	Blueapple	15.9%	No
Class C common stock	Executive Officers	3.5 votes per share, subject to aggregate cap	No
Class D common stock	MDP and Current and Former Employees	One vote per share	No

*
Subject to certain ownership and employment requirements, on May 25, 2021 (the third anniversary of the consummation of the IPO) the voting rights of our Class B common stock will cease and each share of our Class C common stock will automatically convert into a share of our Class D common stock. See "Description of capital stock."

  Shares of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. See "Description of capital stock."

•
We used the net proceeds from the sale of Class A common stock by us in the IPO to purchase LLC Interests directly from EVO LLC, at a purchase price per LLC Interest equal to the IPO price of $16.00 per share of Class A common stock, less underwriting discounts and commissions paid in connection with the IPO.

•
We amended and restated the limited liability company agreement of EVO LLC to, among other things, (1) appoint EVO Payments, Inc. as the sole managing member of EVO LLC and (2) provide certain sale and exchange rights to the Continuing LLC Owners.

•
Blueapple's sale right provides that, upon receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. Upon our receipt of such a sale notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests. See "Certain relationships and related party transactions—EVO LLC agreement."

•
Each Continuing LLC Owner's (other than Blueapple's) exchange rights provide that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the exchange agreement that we entered into in connection with the IPO, which we refer to as the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock. A portion of the net proceeds received by us from the sale of shares of our Class A common stock in this offering (other than

v

  pursuant to the underwriters' option to purchase additional shares) will be used to purchase LLC Interests and an equivalent number of shares of Class D common stock (which shares will then be canceled) from MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C) pursuant to the Exchange Agreement. See "Certain relationships and related party transactions—Exchange agreement."

•
We granted each Continuing LLC Owner (other than Blueapple) certain registration rights pursuant to our registration rights agreement that we amended and restated in its entirety in connection with the IPO, which we refer to as the Registration Rights Agreement. MDP received customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) received customary piggyback registration rights, which will include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple. Blueapple also has the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a like amount of its LLC Interests. A portion of net the proceeds received by us from the sale of shares of our Class A common stock in this offering (other than pursuant to the underwriters' option to purchase additional shares) will be used to purchase LLC Interests and an equivalent number of shares of Class B common stock (which shares will then be canceled) from Blueapple pursuant to the EVO LLC Agreement. See "Certain relationships and related party transactions—EVO LLC agreement" and "Certain relationships and related party transactions—Registration rights agreement."

•
We entered into a tax receivable agreement, which we refer to as the TRA, with the Continuing LLC Owners. The TRA generally requires us to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (1) certain increases in tax basis as a result of any future purchase by us of their LLC Interests for cash or, in the case of the Continuing LLC Owners (other than Blueapple), any future exchange by us of their LLC Interests for shares of our Class A common stock, including any basis adjustment relating to the assets of EVO LLC, and (2) tax benefits attributable to payments made under the TRA (including imputed interest). See "Certain relationships and related party transactions—Tax receivable agreement."

•
On May 25, 2018, we repaid in full our then-outstanding second lien term loan under our Credit Agreement dated December 22, 2016, with SunTrust Bank as administrative agent, which we refer to as our Senior Secured Credit Facilities.

On September 25, 2018, we completed a public offering of an aggregate 8,075,558 shares of Class A common stock at a price of $24.50 per share, which we refer to as the Follow-On Offering. The Follow-On Offering consisted of 7,000,000 shares of Class A common stock offered and sold by us, with the net proceeds used to purchase an equivalent number of LLC Interests and shares of Class D common stock (which shares were then canceled) from entities affiliated with MDP, and 22,225 shares of Class A common stock offered and sold by certain individual selling stockholders. We also offered and sold 1,053,333 shares of Class A common stock as part of an option granted to the underwriters to purchase additional shares of Class A common stock in the Follow-On Offering.

As a result of the exchange of LLC Interests and shares of Class C common stock and Class D common stock sold by stockholders in the IPO, the Follow-On Offering and in the open market, as well as the purchase of LLC Interests and shares of Class D common stock from entities affiliated with MDP in the Follow-on Offering, we had a deferred tax asset and a payment liability pursuant to the TRA as of December 31, 2018 of approximately $54.6 million and $47.2 million, respectively.

Prospectus summary

This summary provides an overview of selected information contained elsewhere or incorporated by reference in this prospectus, but does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should carefully read this entire prospectus and the registration statement of which this prospectus is a part, as well as documents incorporated by reference, in their entirety before deciding to invest in our Class A common stock, including the information discussed under "Risk factors" herein, and "Management's discussion and analysis of financial condition and results of operations" and the information presented in our consolidated financial statements and related notes, each included in our 2018 10-K, which is incorporated by reference in this prospectus. Certain statements contained in this summary are forward-looking statements that involve risk and uncertainty. Our actual results may differ significantly for future periods. See "Forward-looking statements."

Overview

Founded in 1989, we are a global merchant acquirer and payment processor servicing more than 550,000 merchants in North America and Europe and processing more than 950 million transactions in North America and approximately 2.1 billion transactions in Europe annually. We operate at the center of global electronic commerce with local operations in 11 countries, with the ability to serve 50 markets around the world through our three proprietary, in-market processing platforms that are connected by a single point of integration. We differentiate ourselves from our competitors through (1) a highly productive and scaled sales distribution network, including exclusive global financial institution referral partnerships, (2) our three proprietary, in- market processing platforms, and (3) a comprehensive suite of payment and commerce solutions. We believe these points of differentiation allow us to deliver strong organic growth, increase market share, and attract additional financial institution, technology and other strategic partner relationships.

We are one of only four global merchant acquirers and are well positioned in some of the most attractive markets worldwide, including the United States, Canada, Mexico and Europe. Our global footprint differentiates us from many of our competitors who have a limited international presence. The U.S. payments market is one of the largest markets globally, with card transaction volume reaching approximately $5.5 trillion in 2017 and expected to grow to $10.4 trillion by 2027, according to The Nilson Report. The competitive dynamics of the U.S. market are changing such that small and medium-sized enterprises, or SMEs, are increasingly looking to adopt sophisticated integrated point of sale, or IPOS, systems to manage various parts of their business, including helping them accept electronic payments. In the shifting U.S. market, our scale and strategic distribution relationships with independent software vendors, or ISVs, integrated software and ERP dealers and eCommerce gateway providers further position us to succeed. We believe the integrated market is an attractive segment of the U.S. market, and we estimate the integrated market has experienced annual volume growth rates of 20% over the past 4 years compared to 5% for the acquiring industry as a whole. We also estimate the addressable U.S. Market Volume for integrated small and midsize merchants to be $1.2 trillion by 2020, and the U.S. eCommerce and business-to-business market volumes are estimated to grow at an annual rate of 17% and 11%, respectively.

Internationally, we have entered high-growth markets across Europe and in Latin America, both of which are supported by favorable sector trends such as credit and debit cards per capita that have yet to reach the penetration levels of the United States. The Nilson Report projects global card transaction volume to grow from $23 trillion in 2017 to $78.4 trillion by 2027 and for the number of global card transactions to grow to 882 billion by 2027. Internationally, financial institution distribution channels are a key component of our growth strategy.

Our exclusive referral relationships with leading bank partners in these regions serve as a barrier to entry for our competitors and we believe position us to grow organically above projected industry growth rates.

Our business, both domestically and abroad, is supported by partnerships with ISVs, integrated software dealers and eCommerce gateway providers, which we refer to as our Tech-enabled division. These partnerships function by way of a technical integration between us and the third party in which the third party seamlessly passes information to our systems to streamline the merchant boarding process. We have emerged as a preferred partner for these third-party referral partners because of our ease of integration through our proprietary solutions, high merchant satisfaction levels driven by the quality of our service, the ease and speed of our boarding systems for new merchants, and our consistent and transparent approach to risk and underwriting.

Our business is also supported by our Direct division, which includes long-term, exclusive referral relationships with fourteen leading financial institutions. In the aggregate, these banks represent more than 12,000 branch locations which actively pursue new merchant relationships on our behalf every day. These financial institutions provide us with access to their brands, significantly enhancing our credibility and recognition. We build and maintain a direct relationship with our merchants in order to control our sales, price negotiation, underwriting, boarding and support processes. We also drive growth through our extensive direct sales capabilities and relationships. Finally, our Traditional division is our heritage U.S. portfolio composed of ISO relationships.

We are focused on delivering products and services that provide the most value and convenience to our merchants. Our payment and commerce solutions consist of our own products as well as services that we enable through technical integrations with third-party providers. Our value-added solutions include gateway solutions, online fraud prevention and management reporting, online hosted payments page capabilities, security tokenization and encryption solutions at the point-of-sale, or POS, and online, dynamic currency conversion, or DCC, loyalty offers, and other ancillary solutions. We offer processing capabilities tailored to specific industries and provide merchants with recurring billing, multi-currency authorization and settlement and cross-border processing. Our global footprint and ease of integration consistently attract new partner relationships, allowing us to develop a robust integrated solutions partner network and uniquely positioning us to stay ahead of major trends in each of our markets.

We operate three proprietary, in-house processing platforms, all connected via our EVO Snap solution and each supporting a different geographic region. EVO Snap provides a technical connection to our regional processing systems and a central point of integration for all third-party product partners. Importantly, our platforms allow us to address the specific needs of specific payment markets and to control the entire customer experience. In-market processing also allows us to directly address merchant and regulatory concerns regarding the flow of cardholder data and other sensitive information. Our systems also provide scale efficiencies which minimize our variable costs as merchant counts and transaction volumes increase.

We operate as an intermediary between merchants and card networks, collecting a series of fees primarily driven by the number and value of transactions processed. In addition, we generate fees for the value-added services and more advanced technology solutions that we increasingly provide to our merchants. For the year ended December 31, 2018, our revenue increased to $564.8 million. Also for the year ended December 31, 2018, we reported net loss of $98.9 million and adjusted EBITDA increased to $148.4 million. See "Prospectus summary—Summary historical consolidated financial and other data" for a discussion of adjusted EBITDA, as well as a reconciliation of this measure to the most directly comparable financial measure required by, or presented in accordance with, U.S. GAAP.

Our transformation

Since our founding in 1989 as an independent sales organization, we have evolved into one of the leading merchant acquirers globally. We are well positioned in some of the most attractive markets worldwide. We have consistently aligned our strategy to the shifting payments landscape with three primary objectives: (1) expanding distribution, (2) developing market-leading solutions and (3) providing high quality service to our merchant customers. Beginning in 2012, we have leveraged our scale to significantly grow our presence in high-growth international markets, broaden our strategic distribution in the United States, enhance our technology solutions and establish a proven, world-class management team.

Expanded into high-growth international markets

We have a significant international presence with local operations in 11 countries and the ability to provide processing services to clients in 50 markets worldwide. Outside the United States and Canada, we have a local presence in the Czech Republic, Germany, Ireland, Mexico, Poland, Spain and the United Kingdom. We now generate approximately 65% of our revenue from these attractive, international markets. We often enter these markets through our relationships with leading financial institutions, which are generally exclusive and long-term. Our international markets have much stronger growth dynamics with higher overall personal consumer expenditure growth and significantly underpenetrated bankcards per capita as compared to the United States.

Broadened our strategic distribution in the United States

We developed a network of strategic and highly successful sales distribution channels to drive growth in our merchant portfolio. We made significant investments to broaden our distribution channels to include ISVs and eCommerce gateway providers, which represent some of the largest opportunities for growth in the United States. The acquisition of the EVO Snap technology created the foundation for our platform that provides merchants with access to our globally integrated products from a single connection point. In January 2017, we acquired Sterling, which provides us with a significant portfolio of new integrated software merchants and hundreds of integrated software and dealer partners in the United States.

Enhanced our technology advantage

Through internal innovation and strategic acquisitions, we enhanced our technology solutions globally. Our three interconnected processing platforms in the United States, Poland and Mexico allow our local delivery organizations to efficiently and effectively run their applications, while leveraging the interconnectability of EVO Snap to export solutions from one market to the next. Our proprietary eCommerce gateway solution allows online merchants to leverage our global suite of products. Our integrated solution offering allows integrated partners to connect to our systems via a simple, single integration, giving them access to our global products and services offerings. We believe these proprietary, in-market platforms and technology solutions provide us with a unique and hard to replicate advantage in the industry and differentiate us from our competitors.

In May 2018, we acquired Nodus Technologies, Inc., or Nodus, which develops proprietary integrations to ERP solutions such as Microsoft AX and Microsoft Great Plains. The Nodus acquisition enables our merchants to seamlessly integrate payment solutions into third party ERP solutions by leveraging existing Nodus technologies. In October 2018, we acquired ClearONE, S.L., or ClearONE, a leading POS payments platform integrated to over one hundred software solutions serving more than 10,000 merchants across Europe.

Established a proven, world-class management team

Our senior leadership team includes several highly experienced payment technology professionals, including James G. Kelly, our CEO, Kevin M. Hodges, our CFO, Brendan F. Tansill, our President, North America, Darren

Wilson, our President, International, and Michael L. Reidenbach, our Chief Information Officer. Our executive management team has extensive experience in developing and managing global payments companies, including developing new markets and sales distribution channels, consolidating and insourcing operations, and leading multi-cultural dispersed teams. Our management team has completed eight platform migrations resulting in over 360,000 merchants being migrated to our proprietary platforms. The team also has successfully structured and maintained complex alliance relationships with many large financial institutions that provide a significant number of merchant referrals to our business.

Industry growth opportunities

Within the merchant acquiring industry, we target high-growth segments of our existing North American and European markets, as well as new markets that we believe are poised to grow even faster as merchants and customers migrate from cash to cards and other electronic payments. From 2012 to 2016, we estimate that transaction volume grew at the following compound annual growth rates, or CAGR, for certain of the countries in which we operate or plan to operate: Canada (5%); United Kingdom (8%); United States (7%); Ireland (14%); Germany (8%); Portugal (7%); Czech Republic (10%); Spain (7%); Poland (14%) and Mexico (12%).

According to The Nilson Report, purchase volume on credit, debit and prepaid cards in the United States was $5.5 trillion in 2017 and is estimated to reach $10.4 trillion by 2027, representing a CAGR of 6.4%. Purchase transactions on credit, debit and prepaid cards in the United States were 95 billion in 2017 and are expected to grow 4.9% per year over the next 10 years. Overall electronic payments growth is expected to be driven by growth in gross domestic product, or GDP, and the continued shift from cash-to-card conversion.

In the United States, we focus on the SME segment, which has traditionally been the fastest growing and most profitable payments segment. Today, this segment is characterized by an accelerating shift towards integrated payments systems and multi-channel solutions, displacing traditional stand-alone terminals. As merchants demand more specialized, industry-specific business management solutions, we anticipate that the number of unique ISVs and integrated system providers will continue to grow. By being a single, value-added resource point for the entire payments ecosystem (providing "one-stop shopping" for a merchant), we believe fully integrated merchant acquirers like EVO will benefit from significant network effects, which will drive benefits to all of the participants in the system.

Consolidation among the merchant acquirers serving the United States has also resulted in several scaled players. We believe benefits to scale include lower processing costs and an increased ability to continue investing in innovative technology solutions. Based on The Nilson Report, we are one of the largest non-bank merchant acquirers in the United States.

Outside the United States, the bulk of global credit and debit card payment volume is concentrated within a few countries. Within Europe, the United Kingdom, France, Spain and Germany account for half of all credit and debit card purchase volume. The most developed countries, defined as those countries with a per capita GDP of greater than $30,000 per year, represent the most tangible, immediate growth opportunities. However, we believe the underpenetrated, developing markets (defined as developed countries where the total volume of transactions processed by merchant acquirers is less than 15% of GDP) and emerging markets offer the greatest long-term growth potential.

Internationally, credit and debit cards per capita have yet to reach the penetration level of the United States. Significant opportunities for growth exist in emerging markets should international card penetration rise closer to the level of penetration seen in the United States, and we anticipate that banks will continue marketing cards in those regions that are comparatively underpenetrated. As these regions continue to adopt card-based payments and merchants situated in these regions continue to increase acceptance, merchant acquirers with an international presence stand to benefit.

Our competitive strengths

Global footprint enables us to serve clients around the world

We have operations in 11 countries with the ability to service merchants in 50 markets around the world. Our customers include large national and multi-national corporations as well as SMEs spanning across most industry verticals. Our global merchant footprint is diversified among retail, restaurants, petroleum, government, transit and telecom, among others, providing stable and recurring revenue streams across different geographies.

We have established sales channels and relationships in large developed economies, such as the United States, Canada, and Western Europe, where the penetration of electronic payments is high. In addition, we have investments and partnerships in fast-growing developing and emerging markets with lower penetration rates of electronic payments, such as Mexico and Eastern Europe.

We believe our global footprint is a significant competitive advantage as we compete for large, multi-national clients as well as ISVs, integrated software and ERP dealers, and other partners. Large, multi-national merchants choose us because we can act as a single acquirer and processor in the markets in which they operate. Additionally, because of our global footprint, our referral relationships can reach new markets by leveraging their connection with us to access our global processing services.

Due to our broad distribution, diversified product offering, market leading integrated solutions and outstanding client service, we have built "sticky" relationships with our merchants and referral partners. These merchants rely on our "one stop" product offerings, including our payment processing, on-boarding, underwriting, technical support, secure infrastructure and settlement services, and our technology is often heavily embedded in our merchants' infrastructure. Due to these factors, it is costly and disruptive for our merchants to terminate our products and services and switch their entire payment system to another provider.

Strategic distribution partnerships with financial institutions and tech-enabled referral partners

Across Europe and Mexico, our exclusive financial institution distribution relationships represent more than 12,000 bank branches, including retail and corporate banking locations. We are highly selective in identifying optimal distribution partners and we seek to align ourselves with financial institutions that have strong networks, a high-quality client portfolio and a trusted brand name. After forming these relationships, we introduce our sales and technology capabilities to the local market, identify new merchant recruitment opportunities and strengthening our relationships with existing merchant clients. We have experienced significant success in all of our financial institution alliances in attracting new customers on behalf of our bank partners. We frequently leverage our financial institutional partners' brands to provide higher quality services to merchants, thus strengthening the goodwill between our partners and their merchants. We have demonstrated success in integrating and cross-selling our services to this expanded merchant base as well as generating new banking customers for our partners through our direct sales strategies.

We have also established deep relationships with a large network of Tech-enabled referral partners including ISVs, integrated software dealers, eCommerce providers and other membership or distribution partners that wish to offer payment processing services to their merchant customers. We believe our expertise in serving Tech-enabled referral partners is differentiated and enabled by our three proprietary, in-house processing platforms and service-oriented culture. Through a single, easy integration point, partners gain access to our global processing platform and solutions. Furthermore, our commitment to customer service drives high merchant satisfaction levels and has established our reputation as a reliable and trusted partner around the world. We believe our expertise in serving Tech-enabled distribution partners is a competitive advantage and will position us for continued growth.

Comprehensive suite of payment and commerce solutions

We are focused on delivering the products and services that provide optimal value and convenience to our merchants. As such, we continuously survey the competitive landscape, our merchants and our experience in multiple markets throughout the world to develop products, propositions, pricing, promotions and partnering strategies for each region that we believe best suits the current and future needs of each unique market. Our wide-ranging experience serving multi-national merchants in markets around the world, as well as our close relationships with major international merchants and various card networks—including Visa, Mastercard, American Express, Discover, UnionPay and other in-country card networks—uniquely position us to stay ahead of major trends in each of our markets.

We intend to maximize the number of merchants we serve in each of the markets in which we operate. To accomplish this objective, we offer a wide-ranging portfolio that contains products, services and pricing functionality that appeal to a broad range of merchants, as well as products, services and pricing solutions that are specifically designed for particular vertical markets. Our extensive product offering enables us to provide multiple solutions to each of our merchants, allowing our merchants to select a package of solutions and services that best suit their needs.

In addition, because we operate in markets around the world and have a global perspective, our proprietary, in-market processing platforms enable us to export best-in-class strategies and solutions from one market into another. Specifically, EVO Snap provides a technical connection to our regional processing systems and a single point of integration for technology partners and merchants across all our markets and geographies. We believe this capability differentiates us from our competitors. Our multi-market footprint provides scale to our product development efforts and lowers our research and development costs so we can more effectively compete for larger merchants.

Finally, everything we bring to market is designed and implemented with security as a primary requirement. Our goal is to make the acceptance of payments as worry-free for our merchants as possible. This perspective results in the development of products and services that meets or exceeds all industry and regulatory standards, making us the right choice for any merchant looking to reduce their compliance burdens.

Best-in-class technology and security

Our processing platforms are supported by full back office security and monitoring infrastructures. Our EVO Snap product line is focused on providing a collection of integrated solution offerings, which allow integrated partners to connect to our systems via a simple, single integration, giving them access to our platforms. This product line includes (1) a proprietary eCommerce marketplace solution that allows online merchants to leverage our global suite of products, including paperless reporting and boarding, (2) an ISV platform that offers merchants a variety of connections directly to software companies and through various integrated software dealers, and (3) a full eCommerce gateway solution that provides a comprehensive payments gateway solution. We believe this full suite of owned payment processing platforms and related solutions is unique in the industry and differentiates us from our competitors.

Our EVO Snap platform is fully EMV compliant and provides an extensive menu of advanced features to our current and prospective integrated software partners, including tokenization, point-to-point encryption and real-time fraud scoring. We believe this platform also allows us to deliver outsized value to our merchants by providing them with access to a broad range of industry-specific business management software tools at the POS (e.g., inventory management, advanced accounting functions and real-time promotions), even if the software vendor that created the tool is located across the globe. Without EVO Snap, a merchant would have to hire a third party to develop and maintain the software necessary to integrate the merchant's POS system with a merchant acquirer in order to accept card payments.

Uninterrupted services are mission-critical to our merchants and bank partners. As such, we have invested in creating a world-class technology infrastructure designed to prioritize both efficiency and security. In addition, everything we bring to market is designed and implemented with security as a primary requirement. Our technology infrastructure is supported by professionals with decades of experience in operating high-volume, real-time processing systems and has been developed around state-of-the-art data centers located in North America and Europe. We have also designed our environments with the ability to redirect processing to the most appropriate operating location at any given time. This flexibility enables us to continue to offer processing services during catastrophic events and disasters that would otherwise adversely affect our clients.

In addition, we have implemented a formal program, EVO Secure, to address threats to our infrastructure. This multi-layered program, led by a team of dedicated security professionals, ensures that we evaluate, protect against, monitor and react to potential threats in a consistent manner across our global network.

Proven management team with strong track record of value-creating acquisitions

Our senior leadership team includes highly experienced payment technology professionals based in the United States and Europe, allowing us to operate successfully both domestically and internationally. Many of our executives have previously worked together in the industry, and have extensive experience in developing and managing a global payments company. As we have expanded our international operations, we have invested substantial resources to attract and retain experienced talent with significant in-country experience to further develop and support our current markets and enter new ones.

Our senior leadership team has also demonstrated exceptional execution capabilities around developing new markets and sales distribution channels, consolidating and insourcing operations, and leading multi-cultural dispersed teams. Our management team has completed eight platform migrations resulting in over 360,000 merchants being migrated to our proprietary platforms. The team has also successfully structured and maintained complex alliance relationships with many large financial institutions, which provide a significant number of merchant referrals to our business.

Our growth strategies

We believe our competitive strengths will continue to generate significant growth opportunities in both existing and new markets. We plan to grow our business and improve our operations by executing the following strategies:

Organically growing existing markets

We believe there is considerable opportunity for growth not only in new markets, but in our existing markets as well. Since 2012, our international operations have grown considerably, accounting for approximately 65% of our revenue in the year ended December 31, 2018.

Many of our international markets are less mature than the U.S. with respect to the growth drivers of our business. Specifically, these markets exhibit higher overall consumer expenditure growth, provide more opportunity for cash-to-card conversion, offer more penetration of integrated and eCommerce solutions and present upside growth opportunities with new financial institution partners.

We believe there is significant growth potential in the U.S. and Canada due to market share shifts stemming from technological advancements in the electronic payments industry. We are focused on integrated payments, business-to-business and eCommerce solutions, all of which currently comprise a significant portion of our business. These solutions currently have a growth rate that is superior to that of traditional POS systems, and we expect this trend to continue for the foreseeable future.

To continue growing our merchant base we focus primarily on the following strategies:

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Supporting our existing portfolio and adding new customers.  Our existing distribution partners currently service merchants that do not utilize our services, which presents new business opportunities within these existing relationships.

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Introducing our comprehensive, global set of payment and commerce solutions to our existing markets.  With industry leading products and services, such as our proprietary DCC technology, our state-of-the-art integrated platform and our eCommerce gateway solution, we believe we are uniquely positioned to enable our distribution partners to offer their merchants the broadest product offering in the market.

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Leveraging our global infrastructure to ensure efficiency and competitiveness.  As a result of having a single proprietary integrated platform, we are able to efficiently manage, update and maintain our technology, increase capacity and speed, and realize significant operating leverage.

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Customizing solutions to meet in-market needs.  We design our products and services to meet the needs of our local customer base and partners. We also enable our systems to utilize local alternative payment mechanisms that are present in particular markets, such as Blik in Poland and Paydirekt in Germany.

By implementing these strategies, we believe we will increase adoption of our payment and commerce solutions, continue to grow our merchant base and offer merchants the broadest set of solutions in the market.

Expanding our global footprint

Our partnership strategy has been a source of significant growth, and we believe it will continue to facilitate growth in the future. Since 2012, we have established fourteen exclusive bank partnerships in ten countries. While we have made meaningful headway in penetrating new markets, we believe considerable opportunities remain in both establishing additional partnerships in our current markets, as well as entirely new markets around the world. Our pending joint venture and exclusive referral relationship with EuroBic in Portugal is expected to be completed in the summer of 2019, subject to regulatory approvals and other customary conditions.

In determining which markets to enter, we evaluate a wide range of factors, including the reputation of our potential bank partner, the size of the domestic economy, card usage penetration, growth prospects, profitability, commerce and technology trends, regulatory and other risks, required investments, management resources and the likely return on investment. This strategy drives us to expand into select international markets that we believe present attractive investment opportunities for long-term, sustainable merchant growth, as supported by factors such as:

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low penetration of cards-per capita among consumers;

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high volume growth supported by cash-to-card conversion;

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regulatory initiatives implemented with an aim to accelerate card acceptance among merchants;

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less differentiated competitive landscape, given the prevalence of bank-owned acquiring businesses;

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increased adoption of integrated point-of-sale, eCommerce and integrated technologies;

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embedded distribution through partner retail and corporate branch footprint; and

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ability to launch our product suite and customer-centric services to accelerate end-market growth and acceptance penetration.

We generally enter new markets by creating distribution partnerships with leading financial institutions that possess a high degree of market knowledge, brand recognition and large distribution networks. These distribution partnerships enable us to access a diverse group of merchants and expand the reach of our products and services.

Broadening our distribution network

We aim to grow our business and broaden our global reach by generating new distribution relationships that add merchants to our portfolio. We reach new merchants primarily through our direct sales force and referral relationships. Our focus is to build these relationships across all channels, including financial institutions, software vendors, POS dealers, gateway providers and agents. In addition to developing these growth channels, we are able to leverage our infrastructure, both in servicing our existing markets and in expanding to new markets. For example, we have introduced EVO Snap into our European operations, extending our ability for merchants to tap into EVO Snap as a single, global integration platform. We also have the ability to support U.S.-based integrated software dealers and distributors as they enter new markets. We plan to continue to broaden our distribution network by identifying and securing new distribution opportunities within both our existing markets and future markets.

Growing and enhancing our innovative payments and commerce solutions

We believe our innovative payments and commerce solutions represent one of our competitive advantages. Through strategic acquisitions and internal development, we have made significant investments in both technology and personnel to propel our product innovation forward. In order to continue to expand, we believe we must continue to offer our customers state-of-the-art products and services. Through a combination of building products organically, partnering with leading technology innovators and selectively pursuing acquisitions, we are constantly driving innovation to enhance our products and services.

Through acquisitions and internal development, we have invested heavily in supporting a diverse network of integrated POS providers, ISVs, and integrated software and ERP dealers. These investments have allowed us to expand our ability to support the software community in the markets where we operate, including POS, mobile and eCommerce developers, by providing these developers with the tools necessary to develop a broader suite of multi-channel, multi-service solutions for merchants. This distribution-centric strategy has created our key, global technology solution, in which software developers can integrate to our proprietary processing platforms and we can sign up Tech-enabled solutions providers as strategic distribution partners.

Capitalizing on our operating leverage

Our focus on cost optimization is a part of our culture that allows us to pursue other growth strategies. The deep industry and operating expertise of our management team enables us to identify opportunities to improve the operating efficiencies of our technology, product and operations infrastructure. With in-house processing solutions and proprietary internal systems in North America and Europe, we have significant operating leverage as we grow overall volumes and transactions. With each newly acquired business, we utilize this infrastructure to optimize costs and efficiencies. Through the support and reporting capabilities of our global systems, we eliminate redundancies and improve operating efficiencies post-acquisition.

Organizational structure

The diagram below depicts our organizational structure immediately following this offering and the use of proceeds therefrom assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)
Blueapple is controlled by entities affiliated with our founder, Mr. Sidhom. See "Basis of presentation."

(2)
The aggregate voting power in EVO Payments, Inc. for each class of our common stock immediately following the consummation of this offering is summarized in the following table.

Holders	Class of common stock	Voting power(i)

Public, Current and Former Employees, Executive Officers and MDP	Class A	51.0%
Blueapple	Class B	15.9%
Executive Officers	Class C	13.9%
MDP and Current and Former Employees	Class D	19.2%

  (i)
  Subject to certain ownership and employment requirements, on May 25, 2021 (the third anniversary of the consummation of the IPO), the voting rights of our Class B common stock will cease and each share of our Class C common stock will automatically convert into a share of our Class D common stock. See "Description of capital stock." Amounts may not sum due to rounding.
(3)
Includes registered holdings by current and former employees and executive officers.

(4)
See "Certain relationships and related party transactions—EVO LLC agreement," "Certain relationships and related party transactions—Exchange agreement" and "Certain relationships and related party transactions—Registration rights agreement" for a description of the sale and exchange rights and the registration rights of the Continuing LLC Owners.

Summary risk factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, liquidity and prospects. You should carefully consider these risks, including the risks described under the heading, "Risk Factors" included elsewhere in this prospectus and in our 2018 10-K before deciding to invest in our Class A common stock. Risks relating to our business include, among others:

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our inability to anticipate and respond to changing industry trends and the needs and preferences of our merchants and consumers;

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substantial and increasingly intense competition worldwide in the financial services and payment technology industries;

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the effects of global economic, political and other conditions and trends in consumer, business and government spending;

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our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks;

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risks related to our pursuit of acquisitions in the future;

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continued consolidation in the banking industry;

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our dependence, in part, on our merchant and sales agent relationships and strategic partnerships with various financial institutions to grow our business;

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a significant number of our merchants are small- and medium-sized businesses and small affiliates of large companies, which can be more difficult and costly to retain than larger enterprise merchants;

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our reliance on third parties for significant services;

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our failure to comply with and changes to government regulations and card network rules and standards, including with respect to privacy, data protection and information security;

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our inability to successfully manage our intellectual property;

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our substantial indebtedness and operating and financial restrictions imposed by our Senior Secured Credit Facilities;

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increased costs and obligations we incur as a result of being a public company;

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our ability to realize any tax benefits that may arise from our organizational structure; and

•
the significant influence that the Continuing LLC Owners will continue to have over us after this offering, including control over decisions that require the approval of stockholders.

About Madison Dearborn Partners

Based in Chicago, MDP is one of the most experienced private equity investment firms in the United States. MDP has received approximately $23 billion of capital commitments through its seven private equity funds. Since its inception in 1992, MDP has invested in over 140 companies across a broad spectrum of industries, including healthcare, basic industries, business and government software and services, financial and transaction services, and telecommunications, media and technology services. MDP has an outstanding track record of helping build and grow successful companies within each of these industry sectors.

Implications of being an emerging growth company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we are an emerging growth company, we will, among other things:

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not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

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not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of Securities Exchange Act of 1934, as amended, or the Exchange Act;

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not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

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be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•
be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We will continue to qualify as an emerging growth company until the earliest of:

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December 31, 2023, which is the last day of our fiscal year following the fifth anniversary of the date of the IPO;

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the last day of our fiscal year in which we have annual gross revenue of $1.07 billion or more;

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the date on which we have, during the previous three-year period, issued more than $1.00 billion in non-convertible debt; and

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the date on which we are deemed to be a "large accelerated filer," which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

Based on our current stock price and the estimated public float of our Class A common stock following this offering, we expect that we will no longer qualify as an "emerging growth company" as of the last day of the fiscal year ended December 31, 2019. As a result, we may incur significant expenses and devote substantial management attention as we prepare to comply with the additional requirements that will become applicable to us once we cease to be an "emerging growth company."

Corporate information

EVO Payments, Inc., the issuer of the Class A common stock in this offering, was incorporated on April 20, 2017 as a Delaware corporation. Our principal executive offices are located at Ten Glenlake Parkway, South Tower, Suite 950, Atlanta, Georgia 30328, and our telephone number is (516) 479-9000. Our principal website address is www.evopayments.com. The information on, or that can be accessed through, our website is not incorporated into this prospectus and is not part of this prospectus. We have included our website address as an inactive textual reference only.

EVO Payments, Inc. is a holding company and its principal assets are the LLC Interests it holds in EVO LLC.

The offering

Issuer	EVO Payments, Inc.
Class A common stock offered by us	5,000,000 shares.
Option to purchase additional shares of Class A common stock	The underwriters have a 30-day option to purchase up to an additional 750,000 shares of Class A common stock from us.
Class A common stock outstanding immediately after this offering	31,489,112 shares (or 32,239,112 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Class B common stock to be outstanding immediately after this offering	35,413,538 shares.
Class C common stock to be outstanding immediately after this offering	2,457,055 shares.
Class D common stock to be outstanding immediately after this offering	11,823,954 shares.
LLC Interests to be held by us immediately after this offering
31,457,425 units, representing a 38.8% economic interest in EVO LLC (or 32,207,425 units, representing a 39.3% economic interest, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Voting power held by holders of Class A common stock after giving effect to this offering	51.0% (or 51.5% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Voting power held by holders of Class B common stock after giving effect to this offering	15.9%.
Voting power held by holders of Class C common stock after giving effect to this offering	13.9% (or 13.7% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Voting power held by holders of Class D common stock after giving effect to this offering	19.2% (or 18.9% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting rights	Each share of our Class A common stock entitles its holder to one vote per share.

Our Class B common stock is entitled to 15.9% of the combined voting power of our issued and outstanding common stock. All shares of our Class B common stock are held by Blueapple. Upon the earlier of (1) May 25, 2021 (the third anniversary of the consummation of the IPO) and (2) the date on which Blueapple no longer beneficially owns LLC Interests equal to 3.0% of the outstanding economic interest in EVO LLC, the voting rights for holders of our Class B common stock will cease.

Our Class C common stock entitles its holders to 3.5 votes per share. All shares of our Class C common stock are held by our executive officers. The voting rights associated with our Class C common stock are capped so that the aggregate voting power of all shares of Class C common stock outstanding, when taken together with any shares of Class A common stock that are subject to vesting or forfeiture held by employees or directors of EVO Payments, Inc., will not exceed 20% of the combined voting power in us. Each share of our Class C common stock is automatically converted into a share of our Class D common stock upon the earlier of (1) May 25, 2021 (the third anniversary of the consummation of the IPO) and (2) the date on which the holder's employment with us is terminated.
Our Class D common stock entitles its holders to one vote per share. All shares of our Class D common stock are held by entities affiliated with MDP and certain of our current and former employees.

Holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See "Description of capital stock."

Holders of our Class B common stock, Class C common stock and our Class D common stock hold one share of Class B common stock, Class C common stock or Class D common stock, as applicable, for each LLC Interest held by them. The shares of Class B common stock, Class C common stock and Class D common stock have no economic rights.

Use of proceeds	We estimate, based upon an assumed public offering price of $29.05 per share (the last reported sale price of our Class A common stock on Nasdaq on March 29, 2019), that we will receive net proceeds of approximately $139.1 million from the sale of Class A common stock in this offering (or approximately $159.9 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions but before offering expenses. All of the net proceeds received by us from the sale of shares of our Class A common stock in this offering (other than shares sold to the underwriters upon exercise of their option to purchase additional shares of Class A common stock) will be used to purchase (i) LLC Interests and an equivalent number of shares of Class B common stock (which shares will then be canceled) from Blueapple pursuant to the EVO LLC Agreement and (ii) LLC Interests and an equivalent number of shares of Class D common stock (which shares will then be canceled) from MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C) pursuant to the Exchange Agreement. We intend to use all of the net proceeds received by us from the sale of shares of Class A common stock we sell to the underwriters upon exercise of their option to purchase additional shares of Class A common stock to purchase an equivalent number of LLC Interests directly from EVO LLC at a purchase price per LLC Interest equal to the public offering price per share of Class A common stock less underwriting discounts and commissions payable thereon. EVO LLC anticipates that it will use the $20.9 million in net proceeds from the sale of LLC Interests to us to repay $20.9 million of borrowings under our Senior Secured Credit Facilities. See "Use of Proceeds."
Sale rights, exchange rights and registration rights of the Continuing LLC Owners
Blueapple's sale right provides that, upon our receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. Upon our receipt of such a sale notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests. See "Certain relationships and related party transactions—EVO LLC agreement."

Each Continuing LLC Owner's (other than Blueapple's) exchange right provides that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock. See "Certain relationships and related party transactions—Exchange agreement."

If we elect to cause EVO LLC to redeem LLC Interests in lieu of pursuing a public offering or exchanging LLC Interests for newly issued shares of our Class A common stock, we will offer the other Continuing LLC Owners the right to have their respective LLC Interest redeemed in an amount up to such person's pro rata share of the aggregate LLC Interests to be redeemed. We will not be required to redeem any LLC Interest from Blueapple or any other Continuing LLC Owner in response to a sale notice from Blueapple if we elect to pursue, but are unable to complete, a public offering of shares of our Class A common stock.

Each Continuing LLC Owner (other than Blueapple) also has certain registration rights pursuant to the Registration Rights Agreement. MDP's demand registration rights require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) have piggyback registration rights that include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple.

Blueapple also has the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a like amount of its LLC Interests. See "Certain relationships and related party transactions—EVO LLC agreement" and "Certain relationships and related party transactions—Registration rights agreement."

Dividend policy	We do not intend to pay dividends on our Class A common stock in the foreseeable future.

EVO Payments, Inc. is a holding company and its principal assets are the LLC Interests we hold in EVO LLC. If we decide to pay a dividend in the future, we would need to cause EVO LLC to make distributions to us in an amount sufficient to cover such dividend. If EVO LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions.

Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness, and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See "Dividend policy" and "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."
Risk factors
Investing in our Class A common stock involves a high degree of risk. See "Risk factors" beginning on page 24 of this prospectus and incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
Tax Receivable Agreement
We are party to the TRA with EVO LLC and the Continuing LLC Owners that provides for the payment by us to the Continuing LLC Owners of 85% of the amount of tax benefits, if any, that we actually realize (or are deemed to realize in certain circumstances) as a result of (1) certain increases in tax basis as a result of any future purchase by us of the Continuing LLC Owners' LLC Interests for cash or, in the case of Continuing LLC Owners (other than Blueapple), any future exchange by us of their LLC Interests for shares of our Class A common stock, including any basis adjustment relating to the assets of EVO LLC, and (2) tax benefits attributable to payments made under the TRA (including imputed interest). See "Certain relationships and related party transactions—Tax receivable agreement."
Nasdaq ticker symbol	"EVOP"

The number of shares of Class A common stock to be outstanding after this offering excludes the following:

•
7,792,162 shares of Class A common stock reserved for issuance under the EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan, or the 2018 Plan, including 2,611,138 shares of Class A common stock issuable pursuant to 2,100,664 stock options and 510,474 restricted stock units granted to certain of our directors and certain of our employees, as described under "Executive compensation;"

•
the issuance of additional shares of Class A common stock upon exercise of sale or exchange rights of the Continuing LLC Owners, other than the shares of Class A common stock that we intend to issue in connection with this offering; and

•
the issuance of additional shares of Class A common stock in connection with certain remaining earn-out payments we agreed to make to the sellers in connection with our acquisition of the remaining 49% of Zenith in May 2017. These payments are subject to Zenith's satisfaction of certain thresholds tied to Zenith's continuing performance, and are payable, at the seller's election, in cash or Class A common stock.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise of the underwriters' option to purchase additional shares of Class A common stock in this offering.

Summary historical consolidated financial and other data

Set forth below is summary historical consolidated financial and other data of EVO LLC and EVO Payments, Inc. as of the date and for the periods indicated. We derived the consolidated statements of operations and comprehensive income (loss) and cash flow data for each of the years ended December 31, 2018, 2017 and 2016 from our audited consolidated financial statements, which are included in our 2018 10-K and incorporated by reference herein. The summary consolidated balance sheet data as of December 31, 2018 is derived from our audited consolidated financial statements, which are included in our 2018 10-K and incorporated by reference herein.

The summary historical consolidated financial and other data set forth below reflect the historical results of operations and the financial position of EVO Payments, Inc., including consolidation of its investment in EVO LLC, commencing May 23, 2018. Prior to May 23, 2018, the summary historical consolidated financial and other data set forth below represent the financial statements of EVO LLC and its subsidiaries. The summary historical consolidated financial and other data does not reflect what the financial position, results of operations or cash flows of EVO Payments, Inc. or EVO LLC would have been had these companies been stand-alone public companies for the periods presented. Specifically, the summary historical consolidated financial and other data prior to May 23, 2018 set forth below does not give effect to the following matters:

•
The Reorganization Transactions, the IPO, the Follow-On Offering or this offering;
•
U.S. corporate federal income taxes; and
•
Non-controlling interests held by other members of EVO LLC.

As a consequence, earnings per share information for the year ended December 31, 2018 has been presented on a prospective basis and reflects only the net income available for holders of Class A common stock, as well as both basic and diluted weighted average Class A common stock outstanding, for the period from May 23, 2018 through December 31, 2018. Earnings per share information prior to May 23, 2018 is not presented since the ownership structure of EVO LLC was not a common unit of ownership.

(in thousands, except per share data and transactions processed)	2018	2017	2016

Consolidated Statements of Operations and Comprehensive Income (Loss):
Revenue	$564,754	$504,750	$419,221
Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	189,375	164,480	140,659
Selling, general and administrative	311,353	220,971	174,198
Depreciation and amortization	87,184	74,136	64,012
Impairment of intangible assets	14,627	—	—

Total operating expenses	602,539	459,587	378,869

(Loss) income from operations	(37,785)	45,163	40,352

Other (expense) income:
Interest income	2,219	1,489	1,096
Interest expense	(59,759)	(62,876)	(40,658)
Income from investment in unconsolidated investees	1,513	941	1,547
Gain on acquisition of unconsolidated investee	8,404	—	—
Other (expense) income, net	(2,998)	(477)	72,147

Total other (expense) income	(50,621)	(60,923)	34,132

(Loss) income before income taxes	(88,406)	(15,760)	74,484
Income tax expense	(10,444)	(16,588)	(17,033)

Net (loss) income	(98,850)	(32,348)	57,451

Less: net income attributable to non-controlling interests in consolidated entities	(6,696)	(7,894)	(9,746)

Net (loss) income attributable to EVO Investco, LLC		$(40,242)	$47,705

Less: net loss attributable to non-controlling interests of EVO Investco, LLC	90,834

Net loss attributable to EVO Payments, Inc.	$(14,712)

Comprehensive (loss) income:
Net (loss) income	(98,850)	(32,348)	57,451
Unrealized (loss) gain on defined benefit pension plan, net of tax	(228)	530	294
Unrealized (loss) gain on foreign currency translation adjustment, net of tax	(18,545)	69,917	(52,454)

Other comprehensive (loss) income	(18,773)	70,447	(52,160)

Comprehensive (loss) income	(117,623)	38,099	5,291
Less: comprehensive income attributable to non-controlling interest in consolidated entities	(2,224)	(18,556)	(9,685)

Comprehensive income (loss) attributable to EVO Investco, LLC		$19,543	$(4,394)

Less: other comprehensive loss attributable to non-controlling interests of EVO Investco, LLC	102,821

Comprehensive loss attributable to EVO Payments, Inc.	$(17,026)

Net Income per Share Data(1):
Earnings per share:
Basic	$(0.70)
Diluted	$(0.70)
Weighted average Class A common stock outstanding:
Basic	21,081,447
Diluted	21,081,447

	Year ended December 31,
(in thousands, except per share data and transactions processed)
	2018	2017	2016

Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$201,998	$8,210	$32,753
Net cash used in investing activities	(125,565)	(58,116)	(117,247)
Net cash provided by financing activities	80,643	38,471	42,180
Effect of exchange rate changes on cash and cash equivalents	(11,521)	13,253	(8,062)

Net increase (decrease) in cash and cash equivalents	$145,555	$1,818	$(50,376)
Other Financial Data:
Segment Revenue (North America)	$320,481	$299,034	$241,083
Segment Revenue (Europe)	244,273	205,716	178,138
Adjusted EBITDA(1)	148,401	128,069	108,497
Transactions processed—North America (in millions)(2)	955	913	775
Transactions processed—Europe (in millions)(2)	2,141	1,732	1,389

(in thousands)	As of December 31, 2018

Consolidated Balance Sheet Data:
Cash and cash equivalents	$350,697
Total assets	$1,534,387
Total debt(3)	$738,860
Net debt(4)	$665,228
Total deficit	$(862,682)

(1)
EBITDA and adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, U.S. GAAP. EBITDA and adjusted EBITDA are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA and adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

EBITDA is defined as income before provision for income taxes, net interest expense, and depreciation and amortization. EBITDA is not a term defined under U.S. GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management's discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

Adjusted EBITDA is defined as EBITDA less net income attributable to non-controlling interests, excluding the items described in the table below. Adjusted EBITDA is used by management as a measure of operating performance. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting adjusted EBITDA is appropriate to provide additional information to investors about our results of operations that management utilizes on an ongoing basis to assess our core operating performance.

EBITDA and adjusted EBITDA may not be comparable to similarly titled measures used by other companies. You should not consider our EBITDA and adjusted EBITDA as alternatives to operating income or net income, determined in accordance with U.S. GAAP. Our calculations of EBITDA and adjusted EBITDA have limitations as analytical tools, including:

•
these measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
these measures do not reflect changes in, or cash requirements for, our working capital needs;

•
these measures do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•
these measures do not reflect our tax expense or the cash requirements to pay our taxes; and

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements.

  The following table reconciles EBITDA and adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net (loss) income:

	Year ended December 31,
(in thousands)	2018	2017	2016

Net (loss) income	$(98,850)	$(32,348)	$57,451
Income tax expense	10,444	16,588	17,033
Interest income	(2,219)	(1,489)	(1,096)
Interest expense	59,759	62,876	40,658
Depreciation and amortization	87,184	74,136	64,012

EBITDA	$56,318	$119,763	$178,058
Net income attributable to non-controlling interests in consolidated entities	(6,696)	(7,894)	(9,746)
Share-based compensation(a)	55,519	—	—
Transition, acquisition and integration costs(b)	37,037	16,200	12,545
Impairment of intangible assets(c)	14,627	—	—
Gain on sale of interest in Visa Europe Limited(d)	—	—	(72,360)
Gain on acquisition of unconsolidated investee(e)	(8,404)	—	—

Adjusted EBITDA	$148,401	$128,069	$108,497

(a)
For share-based compensation awards, the Company recognized share-based compensation expense of $55.5 million during the year ended December 31, 2018.

(b)
Represents expenses associated with employee severance charges associated with office consolidations and other restructuring activities. Also represents advisory, legal and other fees arising from acquisition related due diligence and closing activities. Management excludes these expenses when evaluating core operating performance as the amounts vary from period to period depending upon the level of acquisition activity.

(c)
For the year ended December 31, 2018, the Company recognized a non-cash impairment charge of $14.6 million relating to indefinite-lived trademarks, primarily related to the accelerated integration of the Sterling tradename.

(d)
Visa Inc. acquired Visa Europe Limited, or Visa Europe, on June 21, 2016. As a member and shareholder of Visa Europe through certain of our subsidiaries in Europe, we recognized a gain on the sale in the period of the acquisition.

(e)
Represents a gain on the fair value mark-up on the acquisition of a previously minority owned subsidiary.
(2)
Transactions processed refers to the number of transactions we processed during any given period of time.

(3)
Amounts do not reflect any reduction for original issue discounts or deferred financing costs associated with such indebtedness. Amounts include settlement lines of credit of $41.8 million, plus long term debt of $684.1 million, plus deferred financing costs of $13.0 million. See Note 11 to our audited consolidated financial statements, which are incorporated by reference herein.

(4)
Net debt is a supplemental measure of our financial condition that is not required by, or presented in accordance with, U.S. GAAP. Net debt, as of December 31, 2018, is calculated as total debt (see footnote 3 above) minus settlement lines of credit of $41.8 million, minus cash on hand of $31.8 million, which consists of cash and cash equivalents excluding merchant settlement cash in transit and other merchant reserve cash. Settlement lines of credit are used for short-term funding of network fees and excluded from net debt for leverage ratio calculations. Excluding these balances is consistent with our credit facility covenants. For cash held for merchant settlement, this cash is only temporarily in the Company's bank accounts as it is in transit to a merchant customer. For cash held for other merchant reserves, this cash is held by the Company on behalf of a merchant customer to cover potential chargebacks and losses. As a result, cash held for merchant settlement and other merchant reserves is not considered by the Company when evaluating its resources available to fund operations or when paying indebtedness, and we believe calculating net debt after excluding these cash amounts gives a more meaningful picture of our actual level of indebtedness.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, the matters discussed under "Risk Factors" in our 2018 10-K, which is incorporated by reference herein, as well as the other information in, and incorporated by reference into, this prospectus, before deciding to invest in our Class A common stock. The occurrence of any of the events described below or any of the risks factors incorporated by reference herein, could harm our business, financial condition, results of operations, liquidity or prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Risks related to our business

You should read and consider risk factors specific to our business before making a investment decision. Those risks are described in the sections entitled "Risk Factors" in our 2018 10-K and in other documents incorporated by reference into this prospectus. Please be aware that additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.

Risks related to the offering and ownership of our Class A common stock

The Continuing LLC Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.

Upon consummation of this offering, the Continuing LLC Owners still holding shares of Class B common stock, Class C common stock or Class D common stock will control, in the aggregate, approximately 50.1% (or approximately 49.6% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power represented by all our outstanding classes of stock. As a result, the Continuing LLC Owners will continue to exercise significant influence over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation, and approval of significant corporate transactions and will continue to have significant control over our management and policies. Four members of our board of directors are Continuing LLC Owners or are affiliated with our Continuing LLC Owners. The Continuing LLC Owners can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the Continuing LLC Owners may have an adverse effect on the price of our Class A common stock. The interests of the Continuing LLC Owners may not be consistent with your interests as a stockholder.

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an antitakeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•
a multi-class common stock structure;

•
a classified board of directors with staggered three-year terms;

•
the ability of our board of directors to issue one or more series of preferred stock;

•
advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•
certain limitations on convening special stockholder meetings;

•
prohibit cumulative voting in the election of directors;

•
the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the voting power represented by our then-outstanding common stock; and

•
that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of the voting power represented by our then-outstanding common stock.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer was considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), but our amended and restated certificate of incorporation provides that engaging in any of a broad range of business combinations with any "interested" stockholder (any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an "interested" stockholder is prohibited, subject to certain exceptions. See "Description of capital stock."

The JOBS Act allows us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on "emerging growth companies." As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011 and whose annual gross revenues are less than $1.07 billion will, in general, qualify as an "emerging growth company" until the earliest of:

•
the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•
the last day of its fiscal year in which it has annual gross revenue of $1.07 billion or more;

•
the date on which it has, during the previous three-year period, issued more than $1.00 billion in nonconvertible debt; and

•
the date on which it is deemed to be a "large accelerated filer," which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we are an "emerging growth company." For so long as we are an "emerging growth company," we will, among other things:

•
not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•
not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•
not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•
be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•
be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Based on our current stock price and the estimated public float of our Class A common stock following this offering, we expect that we will no longer qualify as an "emerging growth company" as of the last day of the fiscal year ended December 31, 2019. As a result, we may incur significant expenses and devote substantial management attention as we prepare to comply with the additional requirements that will become applicable to us once we cease to be an "emerging growth company," including ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our existing Senior Secured Credit Facilities. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See "Dividend policy" for more detail.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of ours to the Company or the Company's stockholders, (3) claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business, financial condition or results of operations.

We have renounced the doctrine of corporate opportunity to the fullest extent permitted by applicable law.

Our amended and restated certificate of incorporation provides that the corporate opportunity doctrine will not apply, to the extent permitted by applicable law, against any of our officers, directors or stockholders or their respective affiliates (other than those officers, directors, stockholders or affiliates acting in their capacity as our employee or director) in a manner that would prohibit them from investing or participating in competing businesses. See "Description of capital stock—Corporate opportunity doctrine." To the extent any of our officers, directors or stockholders or their respective affiliates invest in such other businesses, they may have differing interests than our other stockholders. For example, subject to any contractual limitations, our officers, directors or stockholders or their respective affiliates funds may currently invest, and may choose to invest in the future, in other companies within the electronic payments industry which may compete with our business. Accordingly, in certain circumstances, the interests of our officers, directors or stockholders or their respective affiliates may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. These actions on the part of our officers, directors or stockholders or their respective affiliates could adversely impact our business, financial condition or results of operations.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Class A common stock relies, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and Nasdaq regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Public company reporting obligations place a considerable burden on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an "emerging growth company," as defined in the JOBS Act, and we become an accelerated or large accelerated filer.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify deficiencies in our internal control over financial reporting or if we are unable to comply with the requirements applicable to us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. If this occurs, we also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or express an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon exchange of LLC Interests of our Continuing LLC Owners), or the perception that such sales may occur, could cause the market price for our Class A common stock to decline.

The sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of 31,489,112 shares of Class A common stock, including the 5,000,000 shares of Class A common stock offered in this offering (or 32,239,112 shares if the underwriters exercise their option to purchase additional shares). All of these shares will be freely tradable without restriction or further registration under the Securities Act, except for (i) 758,484 shares of Class A common stock held by certain of our "affiliates," as that term is defined in Rule 144 under the Securities Act, and issued in the Reorganization Transactions, whose sales are subject to the Rule 144 resale restrictions described below, and (ii) any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions, other than the holding period requirement.

The shares of Class A common stock held by certain of our "affiliates" and issued in the Reorganization Transactions will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. See "Shares eligible for future sale."

In connection with this offering, we expect to purchase (i) an aggregate of 500,000 LLC Interests and an equivalent number of shares of Class B common stock (which shares will then be canceled) from Blueapple, and (ii) an aggregate of 4,500,000 LLC Interests and an equivalent number of shares of Class D common stock (which shares will then be canceled) from MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C) with the proceeds from the sale of an equal number of shares of our Class A common stock.

As part of the Reorganization Transactions, the Continuing LLC Owners received certain sale and exchange rights. Specifically, Blueapple has a sale right providing that, upon our receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple, and each Continuing LLC Owner (other than Blueapple) has an exchange right providing that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of any sale or exchange notice from a Continuing LLC Owner, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In addition, each Continuing LLC Owner (other than Blueapple) also received certain registration rights pursuant to the Registration Rights Agreement. MDP received customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) received customary piggyback registration rights, which include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple. In addition, we agreed to maintain a registration statement with respect to the issuance of the Class A common stock to be issued in exchange for any outstanding LLC Interests pursuant to any exchange under the Exchange Agreement. Blueapple also has the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a like amount of its LLC Interests. See "Certain relationships and related party transactions—EVO LLC agreement" and "Certain relationships and related party transactions—Registration rights agreement."

In connection with this offering, the Company, the entities affiliated with MDP and Blueapple will enter into lock-up agreements with J.P. Morgan Securities LLC, pursuant to which each of these entities will agree, subject to certain exceptions, for a period of 90 days after the date of this prospectus that, without the prior written consent of J.P. Morgan Securities LLC, they will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The foregoing restrictions may be waived by J.P. Morgan Securities LLC. See "Underwriting."

In addition, we have reserved 7,792,162 shares of Class A common stock for issuance under the 2018 Plan, including 2,611,138 shares of Class A common stock issuable pursuant to 2,100,664 stock options and 510,474 restricted stock units granted to certain of our directors and certain of our employees. Any Class A common stock that we issue under the 2018 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

As restrictions on resale end or if these stockholders exercise their sale, exchange or registration rights and sell shares or are perceived by the market as intending to sell shares, the market price of our shares of Class A common stock could drop significantly. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.

Our stock price may change significantly following the offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

You may not be able to resell any shares you purchase in this offering at or above the public offering price due to a number of factors included herein, including the following:

•
results of operations that vary from the expectations of securities analysts and investors;

•
results of operations that vary from those of our competitors;

•
changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•
technology changes, changes in consumer behavior or changes in merchant relationships in our industry;

•
security breaches related to our systems or those of our merchants, affiliates or strategic partners;

•
changes in economic conditions for companies in our industry;

•
changes in market valuations of, or earnings and other announcements by, companies in our industry;

•
declines in the market prices of stocks generally, particularly those of global payment companies;

•
strategic actions by us or our competitors;

•
announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•
changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;

•
changes in business or regulatory conditions;

•
future sales of our Class A common stock or other securities;

•
investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•
the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•
announcements relating to litigation or governmental investigations;

•
guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•
the development and sustainability of an active trading market for our stock;

•
changes in accounting principles; and

•
other events or factors, including those resulting from system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

Forward-looking statements

This prospectus contains statements about future events and expectations that constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. None of the forward-looking statements in this prospectus are statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements, and you should not place undue reliance on such statements. Factors that could contribute to these differences include the following:

•
our ability to anticipate and respond to changing industry trends and the needs and preferences of our customers and consumers;

•
the impact of substantial and increasingly intense competition;

•
the impact of changes in the competitive landscape, including disintermediation from other participants in the payments chain;

•
the effects of global economic, political and other conditions;

•
our compliance with governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws;

•
our ability to protect our systems and data from continually evolving cybersecurity risks or other technological risks;

•
failures in our processing systems, software defects, computer viruses and development delays;

•
degradation of the quality of the products and services we offer, including support services;

•
risks associated with our ability to successfully complete, integrate and realize the expected benefits of acquisitions;

•
continued consolidation in the banking and payment services industries;

•
increased customer, referral partner, or sales partner attrition;

•
the incurrence of chargebacks;

•
failure to maintain or collect reimbursements;

•
fraud by merchants or others;

•
the failure of our third-party vendors to fulfill their obligations;

•
failure to maintain merchant and sales relationships and financial institution alliances;

•
ineffective risk management policies and procedures;

•
our inability to retain smaller-sized merchants and the impact of economic fluctuations on such merchants;

•
damage to our reputation, or the reputation of our partners;

•
seasonality and volatility;

•
our inability to recruit, retain and develop qualified personnel;

•
geopolitical and other risks associated with our operations outside of the United States;

•
any decline in the use of cards as a payment mechanism or other adverse developments with respect to the card industry in general;

•
increases in card network fees;

•
failure to comply with card networks requirements;

•
a requirement to purchase our eService subsidiary in Poland;

•
changes in foreign currency exchange rates;

•
future impairment charges;

•
risks relating to our indebtedness, including our ability to raise additional capital to fund our operations on economized terms or at all and exposure to interest rate risks;

•
changes to, or the potential phasing out of, LIBOR;

•
restrictions imposed by our credit facilities and outstanding indebtedness;

•
participation in accelerated funding programs;

•
failure to enforce and protect our intellectual property rights;

•
failure to comply with, or changes in, laws, regulations and enforcement activities, including those relating to corruption, anti-money laundering, data privacy and financial institutions;

•
impact of new or revised tax regulations;

•
legal proceedings;

•
our dependence on distributions from EVO LLC to pay our taxes and expenses, including certain payments to the Continuing LLC Owners and, in the event that any tax benefits are disallowed, our inability to be reimbursed for payments made to the Continuing LLC Owners;

•
our organizational structure, including benefits available to the Continuing LLC Owners that are not available to holders of our Class A common stock to the same extent;

•
the risk that we could be deemed an investment company under the Investment Company Act of 1940;

•
the significant influence the Continuing LLC Owners continue to have over us, including control over decisions that require the approval of stockholders;

•
certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control;

•
the effect of the JOBS Act which allows us to reduce our SEC disclosure and postpone compliance with certain laws and regulations intended to protect investors;

•
certain provision in our organizational documents, including those that provide Delaware as the exclusive forum for litigation matters and that renounce the doctrine of corporate opportunity;

•
our ability to establish and maintain effective internal control over financial reporting and disclosure controls and procedures;

•
changes in our stock price, including relating to downgrades, analyst reports, and future sales by us or by existing stockholders; and

•
the other risks and uncertainties listed under "Risk factors" or discussed elsewhere in this prospectus or in the 2018 10-K.

Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "objectives," "intends," "may," "opportunity," "plans," "potential," "near-term," "long-term," "projections," "assumptions," "projects," "guidance," "forecasts," "outlook," "target," "trends," "should," "could," "would," "will" and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by the cautionary factors listed above, among others. Other risks, uncertainties and factors, not listed above, could also cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use of proceeds

We estimate, based upon an assumed public offering price of $29.05 per share (the last reported sale price of our Class A common stock on Nasdaq on March 29, 2019), that the net proceeds to us from the sale of 5,000,000 shares of Class A common stock by us in this offering will be approximately $139.1 million, after deducting the underwriting discounts and commissions but before offering expenses. If the underwriters exercise their option to purchase additional shares in full, the net proceeds will be approximately $159.9 million, after deducting underwriting discounts and commissions but before offering expenses. All of the net proceeds received by us from the sale of shares of our Class A common stock in this offering (other than shares sold to the underwriters upon exercise of their option to purchase additional shares of Class A common stock) will be used to purchase (i) LLC Interests and an equivalent number of shares of Class B common stock (which will then be canceled) from Blueapple pursuant to the EVO LLC Agreement, and (ii) LLC Interests and an equivalent number of shares of Class D common stock (which shares will then be canceled) from entities affiliated with MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C) pursuant to the Exchange Agreement.

We intend to use all of the net proceeds received by us from the sale of shares of Class A common stock we sell to the underwriters upon exercise of their option to purchase additional shares of Class A common stock to purchase an equivalent number of LLC Interests directly from EVO LLC at a purchase price per LLC Interest equal to the public offering price per share of Class A common stock less underwriting discounts and commissions payable thereon. EVO LLC anticipates that it will use the $20.9 million in net proceeds from the sale of LLC Interests to us to repay $20.9 million of borrowings under our Senior Secured Credit Facilities. Our Senior Secured Credit Facilities are comprised of a revolver and a first lien term loan which are scheduled to mature in June 2023 and December 2023, respectively. As of December 31, 2018, the loans under the Senior Secured Credit Facilities had an interest rate of 7.25% for First Lien Revolver and 5.76% for First Lien Term Loan. We entered into our Senior Secured Credit Facilities in December 2016 and used the proceeds to refinance our then-existing credit arrangements with our lenders, repay a portion of the loan that we entered into pursuant to a loan agreement executed on August 25, 2015, between BMO Harris Bank N.A., as the lender, MDP, as the guarantor, and the Company, and partially finance our acquisition of Sterling.

Pending the above use of the net proceeds from the sale of shares of Class A common stock pursuant to the underwriters' option to purchase additional shares of Class A common stock from us, we may invest such net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Offering expenses will be paid by us using cash-on-hand.

Market price of Class A common stock

Our Class A common stock has been listed on Nasdaq under the symbol "EVOP" since May 23, 2018. Before then, there was no public market for our Class A common stock. On March 29, 2019, the closing price of our common stock was $29.05.

The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by Nasdaq.

Period	High	Low

2019 First Quarter (through March 29, 2019)	$29.63	$21.81
2018 Fourth Quarter	$30.45	$22.03
2018 Third Quarter	$27.87	$19.42
2018 Second Quarter (starting May 23, 2018)	$23.40	$19.00

As of February 28, 2019, we had seven stockholders of record of our Class A common stock. The actual number of stockholders of record is based upon the actual number of stockholders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations or entities in security position listings maintained by depositories. The number of record holders also does not include stockholders whose shares may be held in trust by other entities. As of February 28, 2019, we had one stockholder of record of our Class B common stock, seven stockholders of record of our Class C common stock and 11 stockholders of record of our Class D common stock.

Dividend policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Holders of our Class B common stock, Class C common stock and Class D common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. The terms of our Senior Secured Credit Facilities restrict the ability of our subsidiary EPI and certain of its subsidiaries from paying dividends to EVO LLC. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See "Description of capital stock."

Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See "Risk factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it."

We are a holding company, and our principal asset is the LLC Interests in EVO LLC we hold. If we decide to pay a dividend in the future, we would need to cause EVO LLC to make distributions to us in an amount sufficient to cover such dividend. If EVO LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See "Risk factors—Risks related to our organizational structure—Our principal asset is our interest in EVO LLC, and, as a result, we depend on distributions from EVO LLC to pay our taxes and expenses, including payments under the TRA. EVO LLC's ability to make such distributions may be subject to various limitations and restrictions" in our 2018 10-K.

Capitalization

The following table sets forth the cash and cash equivalents and capitalization of EVO Payments, Inc. and its direct and indirect subsidiaries as of December 31, 2018:

•
on an actual basis; and

•
on a pro forma basis to reflect the issuance and sale of shares of Class A common stock by us, at an assumed public offering price of $29.05 (the last reported sale price of our Class A common stock on Nasdaq on March 29, 2019), with the net proceeds we receive used to purchase (a) LLC Interests and an equivalent number of shares of Class B common stock (which shares will then be canceled) from Blueapple pursuant to the EVO LLC Agreement, and (b) LLC Interests and an equivalent number of shares of Class D common stock (which shares will then be canceled) from entities affiliated with MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C).

The table below assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

This table should be read in conjunction with the sections titled "Unaudited pro forma condensed consolidated financial information" included elsewhere in this prospectus, as well as the sections titled "Selected historical consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and related notes included in our 2018 10-K.

	As of December 31, 2018
(in thousands, except per share and share amounts)	Actual	Pro forma

		(unaudited)
Cash and cash equivalents	$350,697	$349,947

Long-term debt (including current portion)(1):
Senior Secured Credit Facilities:
First lien term loan	654,775	654,775
First lien revolver	42,266	42,266
Settlement lines of credit	41,819	41,819

Total debt(1)	738,860	738,860
Redeemable non-controlling interests	1,010,093	997,758
Shareholders' / members' equity (deficit):
Shareholder's equity (deficit):
Class A common stock, par value $0.0001 per share, 200,000,000 shares authorized, 26,025,189 shares issued and outstanding, actual, and 200,000,000 shares authorized, 31,025,189 shares issued and outstanding, pro forma	3	3
Class B common stock, par value $0.0001 per share, 40,000,000 shares authorized, 35,913,538 shares issued and outstanding, actual, and 40,000,000 shares authorized, 35,413,538 shares issued and outstanding, pro forma	4	4
Class C common stock, par value $0.0001 per share, 4,000,000 shares authorized, 2,461,055 shares issued and outstanding, actual, and 4,000,000 shares authorized, 2,461,055 shares issued and outstanding, pro forma	—	—
Class D common stock, par value $0.0001 per share, 32,000,000 shares authorized, 16,785,552 shares issued and outstanding, actual, and 32,000,000 shares authorized, 12,285,552 shares issued and outstanding, pro forma	1	1
Additional paid-in capital	178,176	7,947 (3)
Accumulated other comprehensive loss	(2,993)	(2,993)
Accumulated deficit attributable to Class A common stock	(223,799)	(223,799)
Nonredeemable non-controlling interests(2)	(814,074)	(623,737)

Total shareholders'/members' equity (deficit)	(862,682)	(842,574)

Total capitalization	$886,271	894,044

(1)
Amounts above do not reflect any reduction for original issue discounts or deferred financing costs associated with such indebtedness.

(2)
Includes the LLC Interests not owned by us, which represents 23.7% of EVO LLC's outstanding common equity prior to this offering and 18.2% following this offering.

(3)
If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we will receive net proceeds of approximately $20.9 million based on an assumed public offering price of $29.05 (the last reported sale price of our Class A common stock on Nasdaq on March 29, 2019). The net proceeds received upon the underwriters' exercise of its option to purchase additional shares are expected to be used to repay borrowings under our Senior Secured Credit Facilities. See "Use of Proceeds." Accordingly, if the underwriters exercise their option to purchase additional shares of Class A common stock in full, on an unaudited pro forma basis, total debt would decrease, and additional paid-in capital would increase, in each case, by approximately $20.9 million.

The table above does not include the following:

•
7,792,162 shares of Class A common stock reserved for issuance under the EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan, or the 2018 Plan, including 2,611,138 shares of Class A common stock issuable pursuant to 2,100,664 stock options and 510,474 restricted stock units granted to certain of our directors and certain of our employees, as described under "Executive compensation;"

•
the issuance of additional shares of Class A common stock upon exercise of sale or exchange rights of the Continuing LLC Owners, other than the shares of Class A common stock that we intend to issue in connection with the exercise of the sale or exchange rights being exercised by entities affiliated with MDP and Blueapple in connection with this offering; and

•
the issuance of additional shares of Class A common stock in connection with the remainder of the Zenith contingent payment.

Unaudited pro forma condensed consolidated financial information

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2018 gives effect to this offering, the Follow-On Offering, the Reorganization Transactions and the IPO as if the same had occurred on January 1, 2018. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2018 presents our unaudited pro forma balance sheet giving pro forma effect to this offering as if the same had occurred as of the balance sheet date.

We have derived the unaudited pro forma condensed consolidated statement of operations and balance sheet for the year ended December 31, 2018 from the audited consolidated financial statements of EVO Payments, Inc. and its subsidiaries incorporated by reference herein. The historical consolidated financial information of EVO Payments, Inc. has been adjusted in this unaudited pro forma condensed consolidated statement of operations to give the full year effect to pro forma events that are directly attributable to this offering, the Follow-On Offering, the Reorganization Transactions and the IPO. These events are factually supportable and, with respect to the pro forma condensed consolidated statement of operations, are expected to have a continuing impact on EVO Payments, Inc. The unaudited pro forma condensed consolidated statement of operations reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but subject to change.

The pro forma adjustments related to the Reorganization Transactions, which we refer to as the Reorganization and IPO Adjustments, are described in the notes to the unaudited condensed pro forma condensed consolidated statement of operations, and reflect the impact of the Reorganization Transactions described in "IPO, Reorganization Transactions and Follow-On Offering."

The Reorganization and IPO Adjustments principally include the following:

•
the amendment and restatement of the limited liability company agreement of EVO LLC to, among other things, appoint EVO Payments, Inc. as the sole managing member of EVO LLC and provide certain sale and exchange rights to the Continuing LLC Owners;

•
the issuance of 16,100,000 shares of our Class A common stock to the investors in the IPO in exchange for net proceeds to the Company of approximately $231.5 million after deducting underwriting discounts and commissions and offering expenses;

•
the adoption of the 2018 Plan and the issuance of the IPO Grants upon the completion of the IPO;

•
the payment of fees and expenses related to the IPO and the application of the net proceeds from the sale of Class A common stock in the IPO to purchase LLC Interests directly from EVO LLC, at a purchase price per LLC Interest equal to $14.96 (the initial public offering price per share of Class A common stock less the underwriting discount), with such LLC Interests (combined with the LLC Interests issued to us in connection with the issuance of Class A common stock to MDP, members of management, current and former employees and the sellers of a business we acquired) representing 21.6% of the outstanding LLC Interests; and

•
the use by EVO LLC of the proceeds from the sale of LLC Interests to us to repay second lien term borrowings under our Senior Secured Credit Facilities in full, with the remaining amounts used to pay the deferred purchase price under the Sterling acquisition.

The pro forma adjustments related to the Follow-On Offering, which we refer to as the Follow-On Offering Adjustments, are described in the notes to the unaudited pro forma condensed consolidated statement of operations, and principally include the pro forma impacts to the condensed consolidated statement of operations related to the following:

•
the offering and issuance by us of 7,000,000 shares of our Class A common stock in the Follow-On Offering and the corresponding purchase of an equivalent number of LLC Interests and shares of Class D common stock (which shares were then be canceled) from entities affiliated with MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C) pursuant to the Exchange Agreement;

•
the exchange by the Continuing LLC Owners whom participated in the Follow-On Offering as selling stockholders, of 22,225 LLC Interests for a corresponding number of shares of Class A common stock (and the cancellation of their shares of Class D common stock on a one-for-one basis following such exchange); and

•
the adjustment to the TRA liability and related deferred income taxes for the increase in expected tax benefits realized in connection with the Follow-On Offering and the issuance and sale of 7,022,225 shares of Class A common stock by us in connection with the purchase of LLC Interests and shares of Class D common stock from entities affiliated with MDP and the selling stockholders.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma condensed consolidated financial information, and principally include the following:

•
the offering and issuance by us of 5,000,000 shares of our Class A common stock to the underwriters in this offering and the corresponding purchase of an equivalent number of LLC Interests and shares of Class B common stock and Class D common stock (which shares will then be canceled) from Blueapple and entities affiliated with MDP (including through the purchase and exercise of a portion of the call option held by MDCP VI-C pursuant to the Exchange Agreement), respectively;

•
the adjustment to the TRA liability and related deferred income taxes for the increase in expected tax benefits to be realized in connection with this offering; and

•
the payment by us of estimated fees and expenses related to this offering.

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the year presented. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had this offering, the Follow-On Offering, the Reorganization Transactions and the IPO occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma condensed consolidated statement of operations and balance sheet information should be read in conjunction with the "Risk factors," "Prospectus summary—Summary historical consolidated financial and other data," "Selected historical consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations," our consolidated financial statements and related notes included in our 2018 10-K incorporated by reference herein.

EVO Payments, Inc. and subsidiaries
Unaudited pro forma condensed consolidated balance sheet as of December 31, 2018

(in thousands)	Actual EVO Payments, Inc.	Offering adjustments		Pro forma EVO Payments, Inc.

Assets:
Current assets:
Cash and cash equivalents	$350,697	$(750)	(5)	$349,947
Accounts receivable, net	13,248	—		13,248
Other receivables	56,518	—		56,518
Due from related parties	1,871	—		1,871
Inventory	8,867	—		8,867
Settlement processing assets	248,330	—		248,330
Other current assets	11,817	—		11,817

Total current assets	691,348	(750)		690,598
Equipment and improvements, net	103,046	—		103,046
Intangible assets, net	290,139	—		290,139
Goodwill	353,011	—		353,011
Investment in unconsolidated investees	1,753	—		1,753
Due from related parties	915	—		915
Deferred tax asset	72,296	42,185	(1)(2)	114,481
Other assets	21,879	—		21,879

Total assets	$1,534,387	$41,435		$1,575,822

Liabilities and shareholders'/members' deficit:
Current liabilities:
Settlement lines of credit	$41,819	$—		$41,819
Current portion of long-term debt	7,191	—		7,191
Accounts payable	48,935	—		48,935
Accrued expenses	112,281	—		112,281
Settlement processing obligations	428,328	—		428,328
Due to related parties	4,824	—		4,824

Total current liabilities	643,378	—		643,378
Long-term debt, net of current portion	676,865	—		676,865
Due to related parties	385	—		385
Deferred tax liability	13,519	—		13,519
Tax receivable agreement obligations	47,221	33,662	(1)	80,883
ISO reserves	2,684	—		2,684
Other long-term liabilities	2,924	—		2,924

Total liabilities	1,386,976	33,662		1,420,638
Commitments and contingencies		—		—
Redeemable non-controlling interests	1,010,093	(12,335)	(4)	997,758
Shareholders'/members' deficit:
Class A common stock, par value $0.0001 per share, 200,000,000 shares authorized, 26,025,189 shares issued and outstanding, actual, and 200,000,000 shares authorized, 31,025,189 shares issued and outstanding, pro forma	3	—	(3)	3
Class B common stock, par value $0.0001 per share, 40,000,000 shares authorized, 35,913,538 shares issued and outstanding, actual, and 40,000,000 shares authorized, 35,413,538 shares issued and outstanding, pro forma	4	—		4

(in thousands)	Actual EVO Payments, Inc.	Offering adjustments		Pro forma EVO Payments, Inc.

Class C common stock, par value $0.0001 per share, 4,000,000 shares authorized, 2,461,055 shares issued and outstanding, actual, and 4,000,000 shares authorized, 2,461,055 shares issued and outstanding, pro forma	—	—		—
Class D common stock, par value $0.0001 per share, 32,000,000 shares authorized, 16,785,552 shares issued and outstanding, actual, and 32,000,000 shares authorized, 12,285,552 shares issued and outstanding, pro forma	1	—	(3)	1
Additional paid-in capital	178,176	(170,229)	(1)(2)(3)(4)(5)	7,947
Accumulated deficit attributable to Class A common stock	(223,799)	—		(223,799)
Accumulated deficit attributable to members of EVO Investco, LLC	—	—		—
Accumulated other comprehensive loss	(2,993)	—		(2,993)

Total shareholders'/members' deficit	(48,608)	(170,229)		(218,837)
Nonredeemable non-controlling interests	(814,074)	190,337	(4)	(623,737)

Total deficit	(862,682)	20,108		(842,574)

Total liabilities and deficit	$1,534,387	$41,435		$1,575,822

EVO Payments, Inc. and subsidiaries

Notes to unaudited pro forma condensed consolidated balance sheet

Adjustments for this Offering

(1)
Reflects adjustment to give effect to $39.7 million of expected tax benefits related to an increase of amortizable tax basis realized from the exchange by certain of the Continuing LLC Owners of 5,000,000 LLC interests for a corresponding number of Class A common stock in connection with this offering. These tax benefits will be amortized over 15 years pursuant to Section 197 of the Internal Revenue Code. In connection with the IPO, we entered into an agreement with the Continuing LLC Owners to pay them 85% of the tax savings (or $33.7 million, as it relates to this offering) as the tax reduction is realized by us in the future and the obligation to make those payments has been recognized as a liability. The $6.0 million difference between the deferred tax asset recognized and the TRA liability is recorded as an increase to additional paid-in capital.

(2)
Reflects adjustment to give effect to the issuance of 734,251 shares of Class A common stock in connection with the purchase of an equivalent number of LLC Interests and shares of Class D common stock (which shares will then be canceled) from funds affiliated with MDP as a result of the purchase and exercise by us of a portion of the call option held by MDCP VI-C. As a result, EVO Payments, Inc. will own an additional 734,251 LLC Interests and an equivalent number of shares of Class D common stock, which will then be canceled. Additionally, reflects the adjustment to give effect to the issuance of (i) 3,765,749 shares of newly issued Class A common stock, the proceeds of which will be used to purchase an equivalent number of LLC Interests from entities affiliated with MDP, as well as their corresponding Class D common stock, which will then be canceled, and (ii) 500,000 shares of newly issued Class A common stock, the proceeds of which will be used to purchase an equivalent number of LLC Interests from Blueapple, as well as their corresponding Class B common stock, which will then be canceled. As a result of the above transactions, we will recognize an additional $2.6 million of deferred tax assets on a pro forma basis due to the increase in LLC Interests as a result of this offering and a corresponding increase in the ownership basis of deferred tax assets of EVO LLC. The impact of each of the above transactions on additional paid-in capital is as follows (in millions, except share and per share amounts):

Assumed offering price per share, net of underwriting fees of $1.23 per share	$27.82
Purchase of call option from MDP:
Number of LLC Interests purchased	734,251
Cost of LLC Interests purchased, net of underwriting fees	$20.4
Purchase of LLC Interests from affiliates of MDP:
Number of LLC Interests purchased	3,765,749
Cost of LLC Interests purchased, net of underwriting fees	$104.8
Purchase of LLC Interests from Blueapple:
Number of LLC Interests purchased	500,000
Cost of LLC Interests purchased, net of underwriting fees	$13.9

Net impact to additional paid-in capital	$139.1

(3)
We estimate, based upon an assumed public offering price of $29.05 per share (the last reported sale price of our Class A common stock on Nasdaq on March 29, 2019), that the net proceeds from this offering, after deducting the underwriting discounts and commissions but before offering expenses, will be approximately $139.1 million. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $159.9 million after deducting underwriting discounts and commissions but before offering expenses. All of the net proceeds from the sale of shares of Class A common stock to the underwriters upon exercise of their option will be used by EVO LLC to repay $20.9 million of borrowings under our Senior Secured Credit Facilities first lien revolver and for general corporate purposes.

  A reconciliation of the gross proceeds from this offering to the net proceeds, assuming the underwriters do not exercise their option to purchase additional shares, is set forth below (in millions, except share and per share amounts):

Assumed offering price per share	$29.05
Shares of Class A common stock sold in this offering	5,000,000

Gross proceeds	$145.3
Less: underwriting discounts and commissions (before offering expenses)	6.2

Net proceeds	$139.1

  Total additional paid-in capital resulting from the proceeds received will be $139.1 million, calculated as follows:

Net proceeds	$139.1
Less: Par value per Class A common stock	0.0

Total additional paid-in capital	$139.1

(4)
Consists of adjustments for Redeemable and Nonredeemable non-controlling interests. With respect to Redeemable non-controlling interest, the LLC Interests owned by Blueapple are carried at redemption value on a recurring basis. This adjustment reflects an adjustment to redemption value immediately following this offering, upon exchange for 500,000 LLC Interests from Blueapple and an equivalent number of shares of Class B common stock. The following represents the calculation of the pro forma adjustment with respect to the change in Redeemable non-controlling interests held by Blueapple (in millions):

Total redeemable non-controlling interest owned by Blueapple	$886.0
Total redeemable non-controlling LLC Interests owned by Blueapple (in shares)	35,913,538
Redeemable non-controlling interest per LLC Interest (per share) at December 31, 2018	$24.67
Blueapple LLC Interests acquired (in shares)	500,000

Total adjustment to redeemable non-controlling interest	$12.3

  The pro forma adjustment with respect to nonredeemable non-controlling interests held by Continuing LLC Owners (other than Blueapple) was calculated as the percentage of LLC Interests purchased or acquired through the exercise of the call option or through conversion (which represents a total of 3,765,749 LLC Interests), as compared to the 19,246,607 LLC interests outstanding immediately prior to the consummation of this offering, multiplied by the nonredeemable non-controlling interest balance as of December 31, 2018. In millions, except share and per share amounts:

Total nonredeemable non-controlling interest	$(814.1)
Total nonredeemable non-controlling LLC Interests (in shares)	19,246,607
Nonredeemable non-controlling interest per LLC Interest (per share)	$42.30
LLC Interests acquired through exercise of call option (in shares)	734,251
LLC Interests acquired from affiliates of MDP (in shares)	3,765,749

Total LLC Interests acquired (in shares)	4,500,000
Total reclassification of nonredeemable non-controlling interest	$(190.3)

  Remaining nonredeemable non-controlling interests will continue to be carried at their historical basis subsequent to the consummation of this offering, and on an ongoing basis.
  Each of the Redeemable and Nonredeemable non-controlling interests represent ownership interests of Continuing LLC Owners (other than Blueapple), which became non-controlling interests with respect to EVO Payments, Inc. upon consummation of the Reorganization Transactions and IPO, and were initially reclassified based upon the historical basis of such interests.
  Upon completion of this offering, and the subsequent acquisition of additional LLC Interests held by the Continuing LLC Owners (other than Blueapple), computation of the non-controlling interest following the consummation of this offering will be as follows:

Units percentage

Interest in EVO LLC held by EVO Payments, Inc.	38.2%
Nonredeemable non-controlling interest in EVO LLC held by Continuing LLC Owners	18.2%
Redeemable non-controlling interest in EVO LLC held by Blueapple	43.6%

(5)
Adjustment to reflect the costs incurred in connection with this offering of approximately $0.8 million. These costs represent an adjustment to the additional paid-in capital.

  Total adjustment to additional paid-in capital resulting from the above entries is summarized below (in millions):

Tax receivable agreement (Note (1))	6.0
Recognition of additional deferred tax assets (Note (2))	2.6
Issuance of additional Class A common stock (Note (2))	139.1
Less:
Acquisition of LLC Interests (Note (3))	139.1
Reclassification of redeemable non-controlling interest (Note (4))	(12.3)
Reclassification of nonredeemable non-controlling interest (Note (4))	190.3
Costs incurred in connection with this offering (Note (5))	0.8

Total adjustment to additional paid-in capital	(170.2)

EVO Payments, Inc. and subsidiaries

Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2018

(in thousands, except per share data)	Actual EVO Payments, inc.	Reorganization and IPO adjustments		Follow-on offering adjustments		As adjusted before this offering	Offering adjustments		Pro forma EVO Payments, Inc.

Revenue	$564,754	$—		$—		$564,754	$—		$564,754
Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	189,375	—		—		189,375	—		189,375
Selling, general and administrative	311,353	(48,507)	(2)	—		262,847	—		262,847
Depreciation and amortization	87,184	—		—		87,184	—		87,184
Impairment of intangible assets	14,627	—		—		14,627	—		14,627

Total operating expenses	602,539	(48,507)		—		554,033	—		554,033

(Loss) income from operations	(37,785)	48,507		—		10,721	—		10,721
Other (expense) income:
Interest income	2,219	—		—		2,219	—		2,219
Interest expense	(59,759)	17,460	(3)	—		(42,299)	—		(42,299)
Income from investment in unconsolidated investees	1,513	—		—		1,513	—		1,513
Gain on acquisition of unconsolidated investee	8,404	—		—		8,404	—		8,404
Other (expense) income, net	(2,998)	—		—		(2,998)	—		(2,998)

Total other (expense) income	(50,621)	17,460		—		(33,161)	—		(33,161)

(Loss) income before income taxes	(88,406)	65,967		—		(22,439)	—		(22,439)
Income tax (expense) benefit	(10,444)	420	(1)	3,394	(5)	(6,630)	2,032	(7)	(4,598)

Net (loss) income	(98,850)	66,387		3,394		(29,069)	2,032		(27,037)
Less: Net income attributable to non-controlling interests in consolidated entities	(6,696)	—		—		(6,696)	—		(6,696)
Less: Net loss (income) attributable to non-controlling interests of EVO Investco, LLC	90,834	(23,982)	(4)	308	(6)	67,160	(84	)(8)	67,076

Net (loss) income attributable to EVO Payments, Inc.	$(14,712)	$42,404		$3,702		$31,395	$1,948		$33,343

Pro forma net income per share data (9):
Weighted average Class A common stock outstanding
Basic	21,081,447							(9)	30,425,854
Diluted	21,081,447							(9)	30,615,297
Earnings per Share
Basic	$(0.70)							(9)	$1.10
Diluted	$(0.70)							(9)	$1.09

EVO Payments, Inc. and subsidiaries
Notes to unaudited pro forma condensed consolidated statement of operations

Reorganization and IPO adjustments

(1)
EVO LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by EVO LLC will flow through to its members, including us, and is generally only subject to foreign income taxes at the EVO LLC level. Following the Reorganization Transactions and IPO, we became subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income of EVO LLC. As a result, the unaudited pro forma condensed consolidated statement of operations reflects adjustments to our income tax expense to reflect an effective income tax rate of 23.1% for the year ended December 31, 2018, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction. The effective income tax rate varies from the statutory rates due to foreign tax expense recognized in certain jurisdictions while the consolidated worldwide pre-tax result was a relatively small book loss.

(2)
The following adjustment reflects the recurring compensation expense related to the unit appreciation awards that were converted into a number of restricted shares of Class A common stock on the IPO date. The number of LLC Interests and restricted shares of Class A common stock issued for the outstanding unit appreciation awards was determined based on the IPO price for shares of Class A common stock sold in the IPO and the participation threshold for each unit appreciation award.

  This adjustment reflects the recognition of approximately $7.0 million of compensation expense for the year ended December 31, 2018. For the year ended December 31, 2018, compensation expense related to the unit appreciation awards is calculated as follows:

Pro forma compensation expense for the year ended December 31, 2018	$7,026
Less: Historical compensation expense, as reflected in EVO Payments, Inc. financial statements(i)	(55,533)

Total pro forma adjustment	$(48,507)

  (i)
  Represents the total fair value of share-based compensation awards that vested during the year ended December 31, 2018, and includes: (1) share-based compensation expense of $42.8 million related to the modification of the EVO LLC's outstanding unvested Class D units in connection with the IPO; and (2) share-based compensation expense of $8.7 million in connection with the assumption of the EVO LLC Unit Appreciation Rights Plan and issuance of shares of Class A common stock on the IPO date. These adjustments do not have a continuing impact and, as such, have not been included in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2018.

  The pro forma compensation expense of $7.0 million for the year ended December 31, 2018 represents the compensation expense incurred following the completion of IPO related to the ongoing effect of unvested awards, assuming the IPO took place on January 1, 2018. We granted 2,115,625 stock options and 503,795 restricted stock units to our directors and certain employees in connection with the IPO, and 63,113 and 23,544 stock options and restricted stock units, respectively, following the IPO during 2018. The options and restricted stock units will vest over a four year period, while the unit appreciation awards retained their original vesting schedules.

(3)
Upon consummation of the IPO, proceeds of $178.2 million were used to repay the second lien term loans under the Senior Secured Credit Facilities, including principal, interest and prepayment fees. An additional $52.6 million was used to pay the deferred purchase price under the Sterling acquisition. This adjustment reflects a reduction in interest expense of $17.5 million for the year ended December 31, 2018, respectively, as if the outstanding borrowings and a portion of the Sterling deferred purchase price had been repaid on January 1, 2018. Included in this adjustment is a $1.8 million prepayment penalty for the second lien term loans and the write-off of $5.5 million of unamortized original issue discount and capitalized finance costs that were previously paid in connection with the second lien term loans.

(4)
Upon completion of the Reorganization Transactions and IPO, EVO Payments, Inc. became the sole managing member of EVO LLC. Although EVO Payments, Inc. has a minority economic interest in EVO LLC, EVO Payments, Inc. has the sole voting interest in, and controls the management of, EVO LLC. As a result, EVO Payments, Inc. consolidated the financial results of EVO LLC and reports a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated statement of operations.

  Following the IPO, EVO Payments, Inc. owned 21.6% of the economic interest of EVO LLC and the Continuing LLC Owners owned the remaining 78.4% of the economic interest of EVO LLC and net income attributable to non-controlling interest of EVO LLC represents 78.4% of the income before income taxes of EVO Payments, Inc.

Follow-On Offering adjustments

(5)
Represents the additional current income tax expense for the period based on an effective income tax rate of 23.1%, determined based on the U.S. federal income tax rate applicable to corporations of 21.0%, plus any state, local and foreign taxes net of federal tax benefit of 2.1%. After giving effect to the adjustments for the Follow-On Offering, the additional current income tax benefit on our 32.0% interest in EVO LLC was $3.4 million for the year ended December 31, 2018.

(6)
The adjustment reflects the impact of the change of the portion of LLC Interests owned by EVO Payments, Inc. immediately following the Follow-On Offering, assuming the offering occurred on January 1, 2018, as a result of which EVO Payments, Inc. owned 32% of the economic interest of EVO LLC and the ownership percentage of EVO LLC held by Continuing LLC Owners was 68%, and the net income attributable to the Continuing LLC Owners accordingly will represent 68% of the income attributable to EVO LLC.

Offering adjustments

(7)
Represents the additional current income tax expense for the period based on an effective income tax rate of 23.1%, determined based on the U.S. federal income tax rate applicable to corporations of 21.0%, plus any state, local and foreign taxes net of federal tax benefit of 2.1%. After giving effect to the adjustments for the Reorganization Transactions, our IPO, the Follow-On Offering and this offering, the additional current income tax benefit on our 38.2% interest in EVO LLC was $2.0 million for the year ended December 31, 2018.

(8)
The adjustment reflects the impact of the change of the portion of LLC Interests owned by EVO Payments, Inc. immediately following this offering, assuming the offering occurred on January 1, 2018, as a result of which EVO Payments, Inc. owns 38.2% of the economic interest of EVO LLC and the ownership percentage of EVO LLC held by Continuing LLC Owners will be 61.8%, and the net income attributable to the Continuing LLC Owners accordingly will represent 61.8% of the income attributable to EVO LLC.

(9)
Pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock, Class C common stock and Class D common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net income per share. In addition, the exercise by the Continuing LLC Owners of their sale or exchange rights under the EVO LLC Agreement would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each exercise, if their LLC Interests were purchased for Class A common stock on a one-for-one basis. The Corporate tax impact of this allocation of earnings to Class A common stock would result in these additional shares being antidilutive.

  The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share:

(in thousands, except per share data)	Year ended December 31, 2018

Basic net income per share:
Numerator
Net income attributable to EVO Payments, Inc.	$33,343

Denominator
Pro forma adjustment to reflect Class A common stock sold in the IPO	17,350,296
Pro forma adjustment to reflect Class A common stock sold in the Follow-On Offering	8,075,558
Pro forma adjustment to reflect Class A common stock sold in this offering	5,000,000

Weighted-average shares of Class A common stock outstanding—basic	30,425,854

Basic net income (loss) per share	$1.10

Diluted net loss per share:
Numerator
Net income attributable to Class A common stock—basic	$33,343

Denominator
Weighted-average shares of Class A common stock outstanding—basic	30,425,854
Effect of dilutive securities	189,443

Total dilutive securities	30,615,297

Diluted net loss per share	$1.09

Antidilutive securities:
Class C common stock	2,461,055
Class D common stock	12,285,552
Restricted Stock Awards	42,087

Management

The following table sets forth information regarding our executive officers and members of our board of directors as of December 31, 2018:

Name	Age	Position(s)

James G. Kelly	56	Chief Executive Officer and Director
Brendan F. Tansill	40	President, North America
Darren Wilson	51	President, International
Kevin M. Hodges	40	Executive Vice President, Chief Financial Officer and Treasurer
Anthony J. Radesca	49	Senior Vice President and Chief Accounting Officer
Steven J. de Groot	60	Executive Vice President, General Counsel and Secretary
Michael L. Reidenbach	56	Executive Vice President, Chief Information Officer
Catherine E. Lafiandra	55	Chief Human Resources Officer
David L. Goldman	36	Executive Vice President, Business Development and Strategy
Rafik R. Sidhom	54	Director
Vahe A. Dombalagian	45	Director
Matthew W. Raino	40	Director
David W. Leeds	62	Director
Gregory S. Pope	52	Director
John S. Garabedian	57	Director

Directors and executive officers

James G. Kelly has served as EVO's Chief Executive Officer since its formation, as a member of our board of directors since May 2018, and as Chief Executive Officer and a member of the board of managers of the EVO LLC since January 2012. Before joining EVO, Mr. Kelly served as President of Global Payments Inc., as Senior Executive Vice President of Global Payments Inc. and as Chief Financial Officer of Global Payments Inc. Prior to that, Mr. Kelly served as managing director of Alvarez & Marsal, a global professional services firm, and as manager of Ernst & Young's mergers and acquisitions/audit groups. Mr. Kelly is a graduate of the University of Massachusetts, Amherst. Mr. Kelly was elected to our board of directors because of his extensive experience in executive leadership positions in the payment services industry and his knowledge of our business in particular, gained through his service as our Chief Executive Officer and implementation of our strategic objectives over the past five years.

Brendan F. Tansill has served as EVO's President, North America since its formation, and as President, North America of EVO LLC since January 2016. Prior to his current role, Mr. Tansill served as Executive Vice President, Business Development and Strategy of EVO LLC from April 2012 until December 2015, where he was responsible for EVO's global mergers and acquisitions activity and corporate strategy. Before joining EVO, Mr. Tansill was an investment professional at CCMP Capital Advisors. Mr. Tansill received his Masters of Business Administration from the Kellogg School of Management at Northwestern University and his Bachelor of Arts from the University of Virginia.

Darren Wilson has served as EVO's President, International since its formation, and as President, International of EVO LLC since April 2014. Before joining EVO, Mr. Wilson served as Managing Director of Streamline (a WorldPay company) and as CEO/President of Global Payments' Western European business. Mr. Wilson has also held various positions at HSBC Bank. Mr. Wilson has the Associate of the Chartered Institute of Bankers degree and has studied at Birmingham and Warwick Universities.

Kevin M. Hodges has served as EVO's Executive Vice President, Chief Financial Officer and Treasurer since its formation, and as Executive Vice President, Chief Financial Officer and Treasurer of EVO LLC since December 2012. Before joining EVO, Mr. Hodges held various senior leadership positions at Global Payments Inc., serving as Vice President of Global Finance, Vice President of International Finance and External Reporting, and Director of Corporate Development and Strategy. Mr. Hodges received his Masters of Professional Accountancy from Georgia State University and his Bachelor of Science from the Wharton School at the University of Pennsylvania. Mr. Hodges is a Certified Public Accountant and holds a Chartered Financial Analyst designation.

Anthony J. Radesca was appointed to serve as EVO's Senior Vice President and Chief Accounting Officer, effective April 1, 2019. Before joining EVO, Mr. Radesca served as the Senior Vice President and Chief Accounting Officer of CA Technologies, a global technology company that designs and develops infrastructure software solutions, from May 2016 until February 2019. Prior to that, he served as Vice President of Accounting of CA Technologies. Mr. Radesca received his Bachelor of Business Administration, Public Accounting, from Hofstra University and his Juris Doctor from Saint John's University School of Law. Mr. Radesca is a Certified Public Accountant.

Steven J. de Groot has served as EVO's Executive Vice President, General Counsel and Secretary since its formation, and as Executive Vice President, General Counsel and Secretary of EVO LLC since March 2013. Before joining EVO, Mr. de Groot was a partner in the corporate group at DLA Piper LLP from October 2009 until October 2012 and a partner in the corporate group at King & Spalding LLP from March 1992 until October 2009. Mr. de Groot received his Juris Doctorate and Bachelor of Business Administration from the University of Notre Dame.

Michael L. Reidenbach has served as EVO's Executive Vice President, Chief Information Officer since its formation, and as Executive Vice President, Chief Information Officer of EVO LLC since March 2013. Before joining EVO, Mr. Reidenbach served as Executive Vice President, Chief Information Officer of Global Payments Inc. Mr. Reidenbach is a former U.S. Air Force instructor pilot and aircraft commander. Mr. Reidenbach received his Master in Business Administration/Finance from Georgia College and his Bachelor of Science from the U.S. Air Force Academy.

Catherine E. Lafiandra has served as EVO's Chief Human Resources Officer since its formation, and as Chief Human Resources Officer of EVO LLC since March 2016. Before joining EVO, Ms. Lafiandra served as Vice President of Human Resources of Beazer Homes USA, Inc. from October 2014 to March 2016 and as Senior Vice President of Human Resources of PRGX Global, Inc. from March 2010 to March 2014. Ms. Lafiandra received her Juris Doctorate from the University of Virginia School of Law and her Bachelor of Arts from Southern Methodist University.

David L. Goldman has served as EVO's Executive Vice President of Business Development and Strategy since its formation, and as Executive Vice President of Business Development and Strategy of EVO LLC since June 2016. Before joining EVO, Mr. Goldman served as Managing Director of PointState Capital LP from January 2011 to April

2014 and as Vice President of Duquesne Capital Management, LLC from April 2007 to December 2010. Prior to that, Mr. Goldman served as an Associate at TPG Capital, L.P. and as an investment banking analyst at Morgan Stanley. Mr. Goldman received his Bachelor of Business Administration from the University of Michigan.

Rafik R. Sidhom has served as a member of our board of directors since May 2018, and as Chairman and a member of the board of managers of EVO LLC since December 2012. As our original founder, Mr. Sidhom began his career in the acquiring industry selling card processing services and equipment to small retail merchants. Mr. Sidhom was elected to our board of directors because of his role in our founding and his extensive experience with and in-depth knowledge of, both the card processing services industry and our business in particular.

Vahe A. Dombalagian has served as a member of our board of directors since May 2018 and as a member of the board of managers of EVO LLC since December 2012. Mr. Dombalagian is a Managing Director on the MDP Financial & Transaction Services team. Prior to joining MDP, he was with TPG and Bear, Stearns & Co. Inc. Mr. Dombalagian currently also serves on the boards of directors of The Amynta Group, Ankura Consulting Group, The Ardonagh Group Limited, Navacord Corp., NFP Corp. and Nevada Investments Topco Limited. Mr. Dombalagian received his Bachelor of Science from Georgetown University and his Master in Business Administration from the Harvard Graduate School of Business Administration. Mr. Dombalagian was elected to our board of directors because of his role in the development and implementation of our strategic objectives over the past five years as a member of our board of managers, his extensive experience serving as a director of other businesses and his experience as a private equity investor with respect to acquisitions and a variety of debt and equity financings.

Matthew W. Raino has served as a member of our board of directors since May 2018 and as a member of the board of managers of EVO LLC since December 2012. Mr. Raino is a Managing Director on the MDP Financial & Transaction Services team. Prior to rejoining MDP in August 2007, Mr. Raino attended Northwestern University J.L. Kellogg Graduate School of Management. From July 2003 to July 2005, Mr. Raino served as an associate at MDP. Mr. Raino currently also serves on the boards of directors of The Amynta Group, Ankura Consulting Group, The Ardonaugh Group Limited, Navacord Corp., NFP Corp. and Nevada Investments Topco Limited. Mr. Raino has a Bachelor of Business Administration from the University of Michigan and a Master in Business Administration from Northwestern University J.L. Kellogg Graduate School of Management. Mr. Raino was elected to our board of directors because of his role in the development and implementation of our strategic objectives over the past five years as a member of our board of managers, his extensive experience serving as a director of other businesses and his experience as a private equity investor with respect to acquisitions and a variety of debt and equity financings.

David W. Leeds has served as a member of our board of directors since July 2018. Mr. Leeds has been associated with Ernst & Young LLP for the past 40 years before his retirement in June 2018, having served as an assurance and audit partner in the Financial Services and Technology practice groups of the firm since 1991. Mr. Leeds has also served on the board of several non-profit organizations, most recently as chair of the Atlanta Community Food Bank and the Fernbank Museum of Natural History. Mr. Leeds received his Bachelor of Business Administration from the University of Texas and has been a Certified Public Accountant since 1981. Mr. Leeds was elected to our board of directors because of his extensive experience on financial reporting and audit matters.

John Garabedian has served as a member of our board of directors since May 2018. Mr. Garabedian is currently a senior advisor for The Boston Consulting Group, or BCG, a management consulting firm. Mr. Garabedian joined BCG in September 1997 and served as a Senior Partner from 2006 to 2018. He was a member of BCG's Financial Institutions practice and led the practice in the Americas from 2007 to 2012. Prior to joining BCG, Mr. Garabedian was vice president for Gemini Consulting, where he was the North American Financial Services practice leader.

He also worked in strategic planning at Continental Bank. Mr. Garabedian received a Master of Management degree from the Kellogg School of Management and a Bachelor of Science degree in Accounting from Frostburg State University. Mr. Garabedian was elected to our board of directors because of his experience working with banking, insurance and asset management firms on strategy and operational issues.

Gregory S. Pope has served as a member of our board of directors since May 2018. Mr. Pope has served as Chief Operations Officer at Masters Capital Management LLC, or Masters Capital, an investment management firm, since June 2000. Prior to joining Masters Capital, Mr. Pope worked for J.C. Bradford & Co. from 1989 until July 2000. Mr. Pope previously served on the board of directors for Georgia Commerce Bancshares, Inc. and was a member of its audit and asset-liability committee from 2011 until 2015. Mr. Pope currently serves on the board of directors of Big Brothers Big Sisters of Atlanta and is a past board member of several other charitable foundations. Mr. Pope received a Bachelor of Science degree in Finance from Georgia State University. Mr. Pope was elected to our board of directors because of his experience working in the banking and investment management sectors on a variety of strategic and operational issues.

Board composition

Director independence

Our business and affairs are managed under the direction of our board of directors, which consists of seven members. Under Nasdaq rules, independent directors must comprise a majority of a listed company's board of directors within a specified period after completion of the IPO. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees be independent, subject to certain phase-ins for newly-public companies. Under Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director and has determined that Messrs. Dombalagian, Garabedian, Leeds, Pope and Raino qualify as "independent" directors in accordance with Nasdaq listing requirements. In making these determinations, our board of directors reviewed and discussed information provided by the directors with regard to each director's business and personal activities and relationships as they may relate to us and our management. Messrs. Kelly and Sidhom are not considered independent because each is, or was during the past three years, an officer of EVO. There are no family relationships among any of our directors or executive officers.

Classified board of directors

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered, three-year terms. We refer to each director class as a "Group." At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•
the Group I directors are Messrs. Garabedian and Leeds, and their terms will expire at the annual meeting of stockholders to be held in 2019;

•
the Group II directors are Messrs. Raino and Pope, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•
the Group III directors are Messrs. Dombalagian, Kelly and Sidhom, and their terms will expire at the annual meeting of stockholders to be held in 2021.

Our amended and restated certificate of incorporation provides that the authorized number of directors may only be decreased below seven by an affirmative vote at least 66 2/3% of the voting power of our outstanding common stock, voting together as a single class. The number of directors will otherwise be between seven and 15 directors, with the precise number of directors at or above seven directors being fixed from time to time exclusively by the board of directors (subject to MDP's director nomination rights described below). In addition, our directors may be removed only by the affirmative vote of at least 66 2/3% of the voting power of our outstanding common stock voting together as a single class, and only for cause.

Director nomination rights

In connection with the IPO, we entered into a director nomination agreement with MDP that provides MDP with the right to designate for nomination two of our seven directors. Under the director nomination agreement, we are required, to the extent permitted by applicable law, to take all necessary action to cause our board of directors and the nominating and corporate governance committee to include such designees, as applicable, in the slate of director nominees for election by our stockholders. The designees are divided among the three classes of our board of directors as follows:

•
one designee, currently Mr. Raino, serves as a Group II director; and
•
one designee, currently Mr. Dombalagian, serves as a Group III director.

MDP's right to designate two directors will terminate once MDP no longer holds at least 15% of the voting power of our outstanding voting stock. MDP will thereafter have the right to designate one director until such time as MDP no longer holds at least 5% of the voting power of our outstanding voting stock. MDP will be entitled to designate the replacement of any of its board designees whose service terminates prior to the end of the director's term, regardless of MDP's voting power at the time. In addition, pursuant to the director nomination agreement, we will also agree not to, without MDP's prior consent, take any action to (1) increase the size of our board of directors to more than seven, (2) declassify our board of directors or (3) amend our bylaws to provide for a voting standard in the election of directors other than plurality voting.

In connection with the IPO, we also entered into a chairman and consulting agreement with Mr. Sidhom that requires us to (1) delay the date of our annual meeting of stockholders in 2021 until after all shares of our Class B common stock are canceled in accordance with our certificate of incorporation and (2) nominate Mr. Sidhom for election as a director at each stockholder meeting at which Group III directors are to be nominated until the earliest of the termination of the chairman and consulting agreement, the first time Mr. Sidhom no longer serves on our board of directors or whenever Mr. Sidhom, together with certain trusts with which he is affiliated, no longer hold at least 15% of the outstanding LLC interests. See "Certain relationships and related party transactions—Other related party transactions."

Board committees

We have established an audit committee, compensation committee and nominating and corporate governance committee, each of which operates under a charter that has been approved by our board of directors. Copies of each charter are posted on the corporate governance section of our website at www.evopayments.com. Each committee has the composition and responsibilities described below. Our board of directors may establish other committees from time to time.

Audit committee

Our board of directors adopted a written charter for our audit committee that complies with the rules of Nasdaq. Our audit committee is comprised of Messrs. Leeds, Pope and Raino, with Mr. Leeds serving as the chairperson of the committee. Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters.

Our board of directors has determined that Messrs, Leeds and Pope satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing standards. Our board of directors has determined that Mr. Pope is an "audit committee financial expert" within the meaning of applicable SEC rules and that each member of our audit committee has the requisite financial expertise required under the applicable listing requirements of Nasdaq. We intend to comply with the applicable independent requirements for all members of the audit committee within the time periods specified under such rules.

Compensation committee

Our compensation committee is comprised of Messrs. Dombalagian, Garabedian, Pope and Raino, with Mr. Dombalagian serving as the chairperson of the committee. Our compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our board of directors regarding the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our stock option plans.

Our board of directors has determined that each member of the compensation committee is independent as required by Nasdaq listing standards, and that Messrs. Garabedian and Pope are "non-employee directors" as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and corporate governance committee

Our nominating and corporate governance committee is comprised of Messrs. Dombalagian, Garabedian, Leeds and Pope, with Mr. Pope serving as the chairperson of the committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to the board of directors concerning corporate governance matters.

Our board of directors has determined that each member of the nominating and corporate governance committee is independent as required by Nasdaq listing standards.

Risk oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy and the most significant risks facing us, including technology, information security, cybersecurity, disaster recovery and business continuity, and ensures that appropriate risk mitigation strategies are implemented by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Our board delegates to the audit committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Code of ethics and business conduct

Our board of directors has adopted a code of ethics and business conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our website at www.evopayments.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate governance guidelines

Our board of directors has adopted corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and Chief Executive Officer and Chief Financial Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is available on our website at www.evopayments.com.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity, other than our company or our affiliates, that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director compensation

During the year ended December 31, 2018, Mr. Sidhom received $250,000 for his service as Chairman of our board of directors. During 2018, Mr. Sidhom also received a car allowance, which was discontinued as of January 1, 2019.

Each of our independent directors not affiliated with Blueapple or MDP, currently Messrs. Garabedian, Leeds and Pope, receive an annual cash retainer fee of $100,000. In addition, independent directors (except for committee chairs) who serve on our audit committee, compensation committee and nominating and corporate governance committee are each entitled to annual committee fees of $12,500, $10,000 and $5,000, respectively. Chairpersons of the audit committee, compensation committee or nominating and corporate governance committee are each entitled to annual committee chair fees of $20,000 per year, $17,500 per year and $10,000 per year, respectively. We evaluate the appropriate level of any future equity compensation for independent directors on an annual basis. Other than Mr. Sidhom, directors employed by or otherwise affiliated with us or MDP did not receive any compensation in connection with the IPO or for services as directors following the IPO.

Each of our independent directors not affiliated with Blueapple and MDP, other than Mr. Leeds, also received 7,812 restricted stock units in connection with the IPO Grants. Mr. Leeds received 6,197 restricted stock units in connection with joining our board of directors in July 2018. On an annual basis, each of our independent directors not affiliated with Blueapple and MDP will receive a grant of restricted stock units with a grant date value of $125,000 and one-year cliff vesting from the date of grant.

Director compensation table

The following table provides information regarding the compensation paid to each of our non-employee directors for the fiscal year ended December 31, 2018.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)(2)	All other compensation ($)		Total ($)

Vahe A. Dombalagian	—	—	—		—
John S. Garabedian	74,986	125,000	—		199,986
David W. Leeds	59,836	125,000	—		184,836
Gregory S. Pope	86,397	125,000	—		211,397
Matthew W. Raino	—	—	—		—
Rafik R. Sidhom	250,000	—	26,356	(3)	276,356
Brendan T. Barrett(4)	—	—	—		—

(1)
Amounts shown are the aggregate grant date fair value of each stock award computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718. For additional information, see Note 19 to our audited financial statements for the fiscal year ended December 31, 2018, included in our 2018 10-K.

(2)
As of December 31, 2018, the aggregate number of unvested stock awards outstanding for our non-employee directors was as follows: Mr. Garabedian—7,812 restricted stock units; Mr. Leeds—6,197 restricted stock units; and Mr. Pope—7,812 restricted stock units.

(3)
Includes $14,500 for health and welfare programs and $11,856 for the 2018 car allowance.

(4)
Mr. Barrett, who is affiliated with MDP, did not receive any compensation for his services as a director of our board. He resigned from the board effective July 2, 2018.

Executive officer lock-up agreements

In addition to the lock-up agreements entered into with the underwriters at the time of the IPO and in connection with the IPO, certain of our executive officers entered into a separate lock-up agreement with us pursuant to which each such executive officer agreed not to (1) dispose of more than 20% of the total number shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock held by such executive officer, or (2) cause us to register and sell more than 20% of the total number of shares of our Class A common stock held by such executive officer during the period from the date of the lock-up agreement continuing through May 22, 2019.

Executive compensation

Introduction

This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For 2018, our named executive officers were:

•
James G. Kelly, who serves as our Chief Executive Officer;
•
Brendan F. Tansill, who serves as our President, North America; and
•
Darren Wilson, who serves as our President, International.

The objective of our compensation program is to provide a total compensation package to each named executive officer that will enable us to attract, motivate and retain outstanding individuals, reward named executive officers for performance and align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

The compensation program for our named executive officers consists of the following elements: base salary; performance-based cash bonus; equity-based incentive compensation; and severance and change of control benefits.

Our compensation committee determines the compensation for our named executive officers. Our compensation committee is comprised solely of independent directors and is responsible for determining the compensation for our named executive officers and administering our equity compensation plans and awards.

Employment agreements

We originally entered into written employment agreements with each of Messrs. Kelly and Tansill in 2012 and with Mr. Wilson in 2015. Effective as of April 1, 2018, Mr. Kelly and Mr. Tansill's employment agreements were amended and restated, and we entered into an amendment to Mr. Wilson's employment agreement. These amended and restated employment agreements (or, in the case of Mr. Wilson, the amendment to his original agreement) were negotiated on an arms-length basis and established the key elements of compensation in effect as of April 1, 2018. The employment agreements are described below.

Mr. Kelly's employment agreement

Mr. Kelly's employment agreement does not provide for an initial term of employment. Mr. Kelly's employment may be terminated (1) by us, upon cause (as defined in the agreement); (2) upon Mr. Kelly's death or thirty days after disability (as defined in the agreement); (3) at Mr. Kelly's election, without good reason (as defined in the agreement) on not less than 90 days prior written notice; (4) by us, without cause, upon not less than 90 days prior written notice; or (5) at Mr. Kelly's election for good reason. The annual base salary set forth in the agreement is $700,000. In addition, Mr. Kelly will receive a Tax Gross Up equal to the self-employment taxes that Mr. Kelly is obligated to pay as a result of his status as a partner in a partnership (rather than as an employee of a corporation) for federal and state income tax purposes. The Tax Gross Up shall be determined by us in a manner consistent with similar payments made to our other senior executives, and shall be payable in accordance with our general payroll practices in effect from time to time.

The agreement includes a 24-month non-compete provision, a 24-month non-solicitation provision and confidentiality and non-disparagement provisions.

Mr. Kelly is also eligible to participate in all employee benefit plans, programs and policies maintained by us from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause or a termination by him for good reason, subject to his compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims. For more information see "—Potential payments upon termination or change of control."

Mr. Tansill's employment agreement

Mr. Tansill's employment agreement does not provide for an initial term of employment. Mr. Tansill's employment may be terminated (1) by us, upon cause (as defined in the agreement); (2) upon Mr. Tansill's death or thirty days after disability (as defined in the agreement); (3) at Mr. Tansill's election, without good reason (as defined in the agreement) on not less than 90 days prior written notice; (4) by us, without cause, upon not less than 90 days prior written notice; or (5) at Mr. Tansill's election for good reason. The annual base salary set forth in the agreement is $400,000. In addition, Mr. Tansill will receive a Tax Gross Up equal to the self-employment taxes that Mr. Tansill is obligated to pay as a result of his status as a partner in a partnership (rather than as an employee of a corporation) for federal and state income tax purposes. The Tax Gross Up shall be determined by us in a manner consistent with similar payments made to our other senior executives, and shall be payable in accordance with our general payroll practices in effect from time to time.

The agreement includes a 12 month non-compete provision, a 12 month non-solicitation provision and confidentiality provisions.

The agreement provides that Mr. Tansill is eligible to participate in all employee benefit plans, programs and policies maintained by us from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause or a termination by him for good reason. For more information see "—Potential payments upon termination or change of control."

Mr. Wilson's employment agreement

Mr. Wilson's employment agreement does not include a term of employment and may be terminated by either party on not less than 18-months' notice. The annual base salary set forth in the agreement is £275,000. Mr. Wilson's annual base salary has subsequently been increased to £300,000.

The agreement includes a 6-month non-compete provision, a 12-month non-solicitation provision and confidentiality provisions.

The agreement provides that Mr. Wilson is eligible to participate in all employee benefit plans, programs and policies maintained by us from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause or a termination by him for good reason or upon a change of control. For more information see "—Potential payments upon termination or change of control."

Base salary

We pay base salaries to attract, recruit and retain qualified employees. For fiscal 2018, the annual base salaries of each named executive officer (as effective on April 1, 2018) were as follows: Mr. Kelly—$700,000; Mr. Tansill—$400,000; and Mr. Wilson—£300,000. Our compensation committee reviews and sets base salaries of our named executive officers from time to time.

In addition, certain of our executive officers, including Messrs. Kelly and Tansill, are treated as partners of a partnership (rather than employees of a corporation) for tax purposes. To equalize the tax payments effect for these executives, in 2018 we paid Messrs. Kelly and Tansill a Tax Gross Up equal to the self-employment taxes that these executives were obligated to pay as a result of their status as partners in a partnership (rather than as employees of a corporation) for federal and state income tax purposes. The Tax Gross Ups were determined by us in a manner consistent with similar payments made to our other senior executives, and were paid in accordance with our general payroll practices in effect from time to time. For additional information, see "—Summary compensation table."

Performance-based cash bonus compensation

Our named executive officers are eligible to participate in our annual performance-based cash bonus plan. The compensation committee of our board of directors has established and intends to continue, an annual performance-based cash bonus plan for eligible employees, including the named executive officers.

All of the named executive officers participated in the annual performance-based cash bonus plan for fiscal year 2018, or the 2018 Bonus Plan, which was based upon achievement of our 2018 operating budget and personal objectives. For fiscal 2018, the bonus targets for each named executive officer were as follows: Mr. Kelly—150% of his base salary; Mr. Tansill—75% of his base salary; and Mr. Wilson—75% of his base salary. For fiscal 2018, the payouts under the 2018 Bonus Plan were made at approximately 94% of target payout, and were as follows: Mr. Kelly–$982,800; Mr. Tansill–$280,800; and Mr. Wilson–$271,674 (converted to U.S. dollars using an exchange rate of $1.29 to £1.00).

Equity incentive compensation

We provide equity-based incentive compensation to our named executive officers because it links the long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. Historically, we have granted equity awards to our named executive officers in conjunction with a named executive officer's initial hire pursuant to the terms of his employment agreement or offer letter and thereafter from time to time.

IPO grants

We issued IPO Grants to our executive officers, directors and certain employees in connection with the IPO, which we refer to as the IPO Grants. The IPO Grants consisted of restricted stock units and options to purchase shares of Class A common stock and were issued under the 2018 Plan. The restricted stock units and options vest ratably on an annual basis over four years from the date of grant, and the options expire ten years from the date of grant.

The table below shows the number of restricted stock units and options to purchase shares of Class A common stock issued to each named executive officer as IPO Grants:

Name	Stock options	Restricted stock units

James G. Kelly	413,441	95,400
Brendan F. Tansill	155,648	35,915
Darren Wilson	204,288	47,139

No other equity incentive awards were issued to the named executive officers as compensation in 2018.

Acceleration of IPO grants and future equity awards

The terms of the restricted stock units and options to purchase shares of Class A common stock granted to our named executive officers as IPO Grants provide for accelerated vesting upon certain events. In the event of termination as a result of death or disability, the named executive officer will become vested in the number of options or shares of restricted stock, as applicable (rounded up to the nearest whole number) that would have become vested as of the next anniversary of the grant date following such named executive officer's death or disability. If a change in control (as defined in the 2018 Plan) occurs, and the acquiring corporation either assumes the restricted stock units or options (as applicable), or substitutes new awards with respect to stock of the acquiring corporation, the restricted stock units and options will not vest upon the change in control; however, in the event that within 24 months following a change in control, the named executive officer's employment is terminated without cause (as defined in the 2018 Plan), or the named executive officer terminates employment with good reason (as defined in the 2018 Plan), then the unvested restricted stock units and options will become fully vested. In the event a change in control occurs and the acquiring corporation does not assume the restricted stock units or options or provide substitute awards, the unvested restricted stock units and options will become fully vested.

We expect that future equity grants to our named executive officers will include similar acceleration provisions.

Treatment of Class D units and unit appreciation awards in the IPO

As part of the Reorganization Transactions, the vesting of any unvested time and performance based Class D units was accelerated, and each holder of Class D units, including Mr. Kelly and Mr. Tansill, exchanged Class D units for LLC Interests. Each holder who received LLC Interests in exchange for Class D units signed a lock-up agreement agreeing not to exercise exchange rights for such holder's LLC Interests for a period of one year following completion of the IPO.

Additionally, as part of the Reorganization Transactions, each holder of unit appreciation awards, including Mr. Wilson, had their unit appreciation awards converted into shares of restricted Class A common stock. Each of these shares of our Class A common stock is subject to the same vesting requirements as the related unit appreciation awards (without further acceleration as a result of the IPO), except that we waived all vesting requirements for performance-based unit appreciation awards and performance-based forfeiture requirement applicable to all unit appreciation awards in connection with the Reorganization Transactions.

The table below shows the number of LLC Interests or shares of Class A common stock, as applicable, that were issued to each named executive officer in connection with the IPO in connection with their exchange of Class D units or conversion of unit appreciation awards, as applicable:

Name	LLC interests issued	Class A common stock issued

James G. Kelly	1,239,618	—
Brendan F. Tansill	307,042	—
Darren Wilson	—	148,267

Benefits and perquisites

We offer health and welfare benefits and life insurance to our named executive officers on the same basis that these benefits are offered to our other eligible employees. We also offer a 401(k) plan to our eligible U.S. employees and a pension scheme for employees based in the United Kingdom. Our named executive officers participate in our 401(k) plan or pension scheme, as applicable, on the same basis as our other eligible employees. During 2018, Mr. Wilson was not eligible to participate in the pension scheme and instead received an additional cash payment in lieu of pension contribution.

We provide limited perquisites to our named executive officers. For additional information, see "—Summary compensation table."

Summary compensation table

The following table sets forth information regarding compensation earned by our named executive officers during fiscal 2018 and 2017.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)

James G. Kelly	2018	691,654	—	3,816,011	982,800	52,010	5,542,475
Chief Executive Officer	2017	667,698	—	—	686,601	37,497	1,391,796
Brendan F. Tansill	2018	398,654	—	1,436,609	280,800	61,815	2,177,878
President—North America	2017	388,185	—	—	204,307	29,835	622,327
Darren Wilson(4)	2018	387,000	—	1,885,558	271,674	28,308	2,572,540
President—International	2017	378,438	—	—	193,245	28,404	600,087

(1)
Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For additional information, see Note 19 to our audited financial statements for the fiscal year ended December 31, 2018, included in our 2018 10-K. See "—Long-Term Incentive Compensation" for more information about the awards granted in fiscal year 2018.

(2)
For 2018, represents amounts earned by our named executive officers under our 2018 Bonus Plan. See "—Performance-based cash bonus compensation" for additional information.

(3)
Amounts in this column for 2018 and 2017 are detailed in the table below:

Name	Year	Tax gross up ($)(a)	Car allowance ($)	401(k) Match/pension ($)(b)(c)	Life insurance ($)	Disability insurance ($)	Medical ($)(c)	Financial planning services ($)	Total all other compensation ($)

James G. Kelly	2018	17,974	—	8,250	960	6,610	18,216	—	52,010
	2017	11,508	2,250	9,115	480	3,305	10,839	—	37,497
Brendan F. Tansill	2018	13,721	—	8,250	366	4,083	18,216	17,179	61,815
	2017	8,902	—	8,654	174	2,041	10,064	—	29,835
Darren Wilson	2018	—	—	19,350	1,378	5,677	1,904	—	28,308
	2017	—	—	18,923	2,129	5,683	1,669	—	28,404

(a)
Additional amount equal to the self-employment taxes that Messrs. Kelly and Tansill were obligated to pay as a result of their status as partners in a partnership (rather than as employees of a corporation) for federal income tax purposes.

(b)
Matching 401(k) contribution for Messrs. Kelly and Tansill; cash payment in lieu of pension contribution for Mr. Wilson.

(c)
Our named executive officers are eligible to participate in other health and welfare programs that are available to substantially all full-time, salaried employees, including our 401(k) plan. In addition, Messrs. Kelly and Tansill participated in a supplemental healthcare insurance plan paid for by the Company.
(4)
Mr. Wilson's 2018 base salary, cash bonus and all other compensation was paid in British pounds sterling and was converted to U.S. dollars using an exchange rate of $1.29 to £1.00. Mr. Wilson's 2017 base salary, cash bonus and all other compensation was paid in British pounds sterling and was converted to U.S. dollars using the 2017 average of daily spot rates of $1.2883 to £1.00.

Outstanding equity awards at 2018 fiscal year end

The following table provides information with respect to equity awards held by our named executive officers at 2018 fiscal year end.

	Option Awards							Stock Awards
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercisable unearned options (#)	Option exercise price ($)	Option expiration date	Grant date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)

James G. Kelly	5/22/2018	—	413,441	(2)	—	16.00	5/22/2028	5/22/2018	95,400	(2)	2,353,518	—	—
Brendan F. Tansill	5/22/2018	—	155,648	(2)	—	16.00	5/22/2028	5/22/2018	35,915	(2)	886,023	—	—
Darren Wilson	5/22/2018	—	204,288	(2)	—	16.00	5/22/2028	5/22/2018	11,778	(3)	290,563	—	—
								5/22/2018	2,753	(4)	67,917	—	—
								5/22/2018	47,139	(2)	1,162,919	—	—

(1)
Based on the closing market price of our Class A common stock on December 31, 2018 of $24.67, as reported on the Nasdaq.

(2)
The award will vest in four substantially equal installments on May 22, 2019, 2020, 2021 and 2022.

(3)
The awards were granted in the Reorganization Transactions upon conversion of awards granted to Mr. Wilson in 2014 under the Unit Appreciation Plan. These awards were modified on May 22, 2018, with the actual conversion of the awards effective upon the effectiveness of the Reorganization Transactions on May 25, 2018. See "—Treatment of Class D units and unit appreciation awards in the IPO." The remaining time-vesting units vested on April 1, 2019.

(4)
The awards were granted in the Reorganization Transactions upon conversion of awards granted to Mr. Wilson in 2014 under the Unit Appreciation Plan. These awards were modified on May 22, 2018, with the actual conversion of the awards effective upon the effectiveness of the Reorganization Transactions on May 25, 2018. See "—Treatment of Class D units and unit appreciation awards in the IPO." The remaining time-vesting units will vest on December 11, 2019.

Potential payments upon termination or change of control

The employment agreements with each of our named executive officers provide for the payment of certain severance benefits upon termination.

Severance benefits under the employment agreements

We have agreed to pay severance benefits in the event of an executive's termination by us without cause or a termination by the executive for good reason. We also provide severance benefits in the case of death and disability.

Mr. Kelly

Mr. Kelly's employment agreement provides for severance benefits if Mr. Kelly's employment is terminated without cause (as defined in the agreement), if he resigns for good reason (as defined in the agreement). In such instance, we will pay Mr. Kelly an amount equal to the sum of (1) $3.5 million payable in 24 monthly installments and (2) an additional $100,000, which payment approximates the cost of twenty-four (24) months of coverage under the Company's group health plan, payable in a lump sum within sixty (60) days after the termination date. Payment of severance is subject to Mr. Kelly's compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims.

If we terminate Mr. Kelly's employment for cause or he resigns other than for good reason, we will pay his compensation and benefits otherwise payable to him through the last day of employment.

Mr. Tansill

Mr. Tansill's employment agreement provides for severance benefits if Mr. Tansill's employment is terminated without cause (as defined in the agreement), if he resigns for good reason (as defined in the agreement). In such instance, we will pay Mr. Tansill an amount equal to (1) two times his base salary plus Tax Gross Up as in effect on the date of termination, payable in 12 monthly installments and (2) an additional $50,000 payable in a lump sum within 60 days of the termination date. Payment of severance is subject to Mr. Tansill's compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims.

If we terminate Mr. Tansill's employment for cause or he resigns other than for good reason, we will pay his compensation and benefits otherwise payable to him through the last day of employment.

Mr. Wilson

Mr. Wilson's employment agreement, as amended, provides for severance benefits if we exercise our discretion to terminate Mr. Wilson's employment upon not less than 18 months' prior notice. In such terminations, we will pay Mr. Wilson an amount equal to the sum of (1) his base salary for that part of the period of notice not worked and (2) the target amount of any bonus for that would have otherwise been paid to Mr. Wilson during that part of the period of notice not worked.

We may also terminate Mr. Wilson for gross misconduct, material breach or non-observance of his employment agreement, conviction of certain criminal offenses, fraud or disability, all as described in his employment agreement. In such terminations, we are not required to pay any severance or additional compensation.

Certain relationships and related party transactions

The following is a description of transactions since January 1, 2016 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Issuance of EVO common stock and conversion of EVO LLC interests

As part of the Reorganization Transactions, we issued shares of our common stock to the Continuing LLC Owners for nominal consideration, and all outstanding Class A units, Class B units, Class C units, Class D units and Class E units issued by EVO LLC and held by the Continuing LLC Owners were converted into LLC Interests. In addition, we issued shares of our Class A common stock to certain of our current and former employees upon conversion of the outstanding unit appreciation awards held by these individuals (and were deemed to have made a related capital contribution to EVO LLC in exchange for LLC Interests corresponding to these shares of Class A common stock).

The table below sets forth the number of shares of common stock and LLC Interests issued to each of our directors, executive officers and 5% stockholders in the Reorganization Transactions. See "Principal stockholders" for more information.

Name	LLC interests issued	Shares of Class A common stock	Shares of Class B common stock	Shares of Class C common stock	Shares of Class D common stock

Blueapple	35,913,538	—	35,913,538	—	—
MDP	22,461,478	652,500	—	—	22,461,478
James G. Kelly(1)	1,239,618	—	—	1,239,618	—
Jeffrey Rosenblatt(2)	680,276	—	—	—	680,276
Brendan F. Tansill	307,042	—	—	307,042	—
Darren Wilson	—	148,267	—	—	—
Kevin M. Hodges	287,530	—	—	287,530	—
Steven J. de Groot	307,042	—	—	307,042	—
Michael L. Reidenbach	396,563	—	—	396,563	—
Catherine E. Lafiandra	—	5,273	—	—	—
David L. Goldman	23,160	—	—	23,160	—

(1)    Includes 787,662 LLC Interests and 787,662 shares of Class C common stock issued to the James G. Kelly Grantor Trust Dated January 12, 2012.

(2)    Mr. Rosenblatt served as our President from December 2012 to November 2016. Excludes 666,667 LLC Interests sold in the IPO.

EVO LLC agreement

In connection with the IPO, we and the Continuing LLC Owners entered into the EVO LLC amended and restated limited liability company agreement, which we refer to as the EVO LLC Agreement.

Appointment as manager.    Under the EVO LLC Agreement, we became a member and the sole manager of EVO LLC. As the sole manager, we are able to control all of the day-to-day business affairs and decision-making of EVO LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of EVO LLC and the day-to-day management of

EVO LLC's business. Pursuant to the terms of the EVO LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of EVO LLC except by our election.

Compensation.    We are not entitled to compensation for our services as manager. We are entitled to reimbursement by EVO LLC for fees and expenses incurred on behalf of EVO LLC, including all expenses associated with this offering and maintaining our corporate existence.

Distributions.    The EVO LLC Agreement requires "tax distributions" to be made by EVO LLC to its members, as that term is defined in the agreement, except to the extent such distributions would render EVO LLC insolvent or are otherwise prohibited by law, our Senior Secured Credit Facilities or any of our future debt agreements. Tax distributions will be made as and when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of EVO LLC, including us, based on such member's allocable share of the taxable income of EVO LLC and an assumed tax rate that will be determined by us. For this purpose, the taxable income of EVO LLC, and the members' allocable share of such taxable income, shall be determined without regard to any tax basis adjustments that are personal to any member, including as a result from our deemed or actual purchase of an LLC Interest from the Continuing LLC Owners (as described below under "—Tax receivable agreement"). The assumed tax rate that we expect to use for purposes of determining tax distributions from EVO LLC to its members will be the highest combined federal, state, and local tax rate that may potentially apply to any one of EVO LLC's members (currently 48.42% of taxable income), regardless of the actual final tax liability of any such member. We expect EVO LLC may make distributions out of distributable cash periodically to enable us to cover our operating expenses and other obligations, including our obligations under the TRA, as well as to make dividend payments, if any, to the holders of our Class A common stock, except to the extent such distributions would render EVO LLC insolvent or are otherwise prohibited by law, our Senior Secured Credit Facilities or any of our future debt agreements.

In addition, a final accounting for tax distributions under the Existing LLC Agreement in respect of the taxable income of EVO LLC that ends on the closing date of this offering will be made by EVO LLC following consummation of this offering and, based on such final accounting, EVO LLC will make a tax distribution to the Continuing LLC Owners in accordance with the applicable terms of the Existing LLC Agreement to the extent of any shortfall in the amount of tax distributions the Continuing LLC Owners received prior to the closing date of this offering with respect to taxable income of EVO LLC of such fiscal year that will be allocated to the Continuing LLC Owners pursuant to Section 706 of the Code.

Transfer restrictions.    The EVO LLC Agreement generally does not permit transfers of LLC Interests by members, subject to certain limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of EVO LLC.

Common unit sale and exchange rights.    The EVO LLC Agreement provides certain sale and exchange rights to the Continuing LLC Owners that entitles each Continuing LLC Owner to have all or a portion of its LLC Interests purchased by us or exchanged for Class A common stock, as applicable, or redeemed by EVO LLC.

Pursuant to the EVO LLC Agreement, upon receipt of a sale notice from Blueapple with respect to its LLC Interests, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. We may elect, at our option (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests. Blueapple is not entitled to deliver more than four sale notices in the aggregate that are ultimately settled as purchases of LLC Interests from the net proceeds of a public offering of Class A common stock during any twelve-month period. Any public offerings conducted by MDP pursuant to the exercise of its registration rights pursuant to the Registration Rights Agreement where we register shares to purchase LLC Interests from Blueapple also count as sale notices for purposes of this limitation.

Each Continuing LLC Owner (other than Blueapple) has an exchange right providing that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect at our option (determined solely by our independent directors (within the meaning of the rules of Nasdaq) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock.

Any LLC Interests purchased from Blueapple following the completion of a public offering of shares of our Class A common stock will be purchased for cash at a price per LLC Interest equal to the price per share of such Class A common stock sold (after deducting underwriting discounts and commissions) in the offering. Any LLC Interests redeemed by EVO LLC from any Continuing LLC Owner will be redeemed at a price per LLC Interest equal to a volume-weighted average market price of one share of our Class A common stock for each LLC Interest (subject to customary adjustments, including for stock splits, stock dividends and reclassifications).

If we elect to cause EVO LLC to redeem LLC Interests in lieu of pursuing a public offering or exchanging LLC Interests for newly issued shares of our Class A common stock, we will offer the other Continuing LLC Owners the right to have their respective LLC Interest redeemed in an amount up to such person's pro rata share of the aggregate LLC Interests to be redeemed. We are not be required to redeem any LLC Interest from Blueapple or any other Continuing LLC Owner in response to a sale notice from Blueapple if we elect to pursue, but are unable to complete, a public offering of shares of our Class A common stock.

Each Continuing LLC Owner's exchange rights are subject to certain customary limitations, including the absence of any liens or encumbrances on such LLC Interest to be purchased or redeemed. The settlement of a purchase of LLC Interests from Blueapple is subject to the consummation of a public offering generating sufficient net proceeds to us to purchase the applicable LLC Interests, subject to customary cutback provisions. Any Continuing LLC Owner (other than Blueapple) may condition the settlement of any exchange of LLC Interests from such Continuing LLC Owner on the closing of an underwritten offering of the shares of our Class A common stock to be issued in connection with the settlement.

Pursuant to the Registration Rights Agreement described below, MDP has customary registration rights, and all Continuing LLC Owners (other than Blueapple) have customary piggyback registration rights, including piggyback rights with respect to any public offering conducted in response to our receipt of a sale notice from Blueapple. Pursuant to the EVO LLC Agreement, Blueapple also has the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to include shares of our Class A common stock as part of such public offering and use the net proceeds therefrom to purchase a like amount of its LLC Interests. Our requirement to pursue public offerings and purchase of LLC Interests from Blueapple for cash in connection with any offering is subject to customary cutback provisions typical for registration rights agreements.

In addition, we agree under the Registration Right Agreement to maintain a registration statement with respect to the issuance of the Class A common stock to be issued upon exchange of any outstanding LLC Interests pursuant to the exchange rights described above.

Any time we purchase LLC Interests from any Continuing LLC Owner, our ownership of LLC Interests will increase. Whether by purchase or redemption, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

In connection with any purchase or redemption of LLC Interests from a Continuing LLC Owner, the Continuing LLC Owner is required to surrender a number of shares of our Class B common stock (to the extent still outstanding), Class C common stock, or Class D common stock, as applicable, registered in the name of such Continuing LLC Owner, which we will cancel for no consideration on a one-for-one basis with the number of LLC Interests purchased or redeemed.

Maintenance of one-to-one ratio between shares of Class A common stock and LLC Interests.    The EVO LLC Agreement requires EVO LLC to take all actions with respect to its LLC Interests, including reclassifications, distributions, divisions or recapitalizations, to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of shares of our Class A common stock outstanding. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of EVO LLC. In addition, this Class A common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing LLC Owners. If we issue, transfer or deliver from treasury stock or purchase shares of Class A common stock in a transaction not contemplated by the EVO LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or purchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or purchase or redeem any of our preferred stock in a transaction not contemplated by the EVO LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries purchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any purchase or redemption) equity interests in EVO LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, purchased or redeemed. EVO LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interest that is not accompanied by an identical subdivision or combination of our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock, subject to exceptions.

Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we have the right to acquire from EVO LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of EVO LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in EVO LLC equal to the aggregate value of such shares of Class A common stock and EVO LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of EVO LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to EVO LLC (or the applicable subsidiary of EVO LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of EVO LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to EVO LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, EVO LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in EVO LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

Dissolution.    The EVO LLC Agreement provides that the unanimous consent of all members holding voting units is required to voluntarily dissolve EVO LLC. In addition to a voluntary dissolution, EVO LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up EVO LLC; (2) second, to pay debts and liabilities owed to creditors of EVO LLC, other than members; (3) third, to pay debts and liabilities owed to members; and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in EVO LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

Amendment.    The EVO LLC Agreement provides that it may be amended or modified by us as the manager. However, no amendment or modification, whether by merger, consolidation or otherwise, (1) to the amendment provisions of the EVO LLC Agreement may be made without the prior written consent of each member of EVO LLC, (2) to any of the terms and conditions of the EVO LLC Agreement that expressly require the approval or action of certain persons may be made without obtaining the consent of the requisite number or specified percentage of such persons who are entitled to approve or take action on such matter, and (3) to any of the terms and conditions of the EVO LLC Agreement may be made without the prior written consent of any member of EVO LLC to the extent such amendment or modification adversely affects the rights or powers of such member or imposes additional obligations on such member.

Indemnification.    The EVO LLC Agreement provides for indemnification by EVO LLC of the manager, members and officers of EVO LLC and EVO LLC's subsidiaries or affiliates. Under the EVO LLC Agreement, EVO LLC also agrees, subject to certain limitations, to indemnify the Continuing LLC Owners against losses, claims, actions, damages, liabilities and expenses related to any public offering of shares of our Class A common stock where we use the net proceeds therefrom to purchase LLC Interests from the Continuing LLC Owners.

Tax receivable agreement

As described in "IPO, Reorganization Transactions and Follow-On Offering," we used all of the net proceeds from the IPO to purchase LLC Interests directly from EVO LLC. We expect to obtain an increase in our share of the tax basis of the assets of EVO LLC from future purchases or redemptions of LLC Interests that result from Continuing LLC Owners exercising their rights to have LLC Interests purchased by us (including in connection with this offering, and also including through the call option held by an affiliate of MDP as described below) or redeemed by EVO LLC, which we intend to treat, to the extent the law allows, as our direct purchase of LLC Interests from a Continuing LLC Owner for U.S. federal income and other applicable tax purposes (such basis increases, the "Basis Adjustments"). For purposes of this discussion of the TRA, the Continuing LLC Owners include the MDP affiliate who owns the call option and the MDP affiliate that owns the LLC Interests subject to the call option described below. Any Basis Adjustment will have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities, to the extent we would otherwise have had net taxable income on which we would have been required to pay income tax. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the transactions described above, we entered into the TRA with the Continuing LLC Owners that provides for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of EVO LLC attributable to payments made under the TRA and deductions attributable to imputed interest payments pursuant to the TRA. EVO LLC intends to have in effect an election under Section 754 of the Internal Revenue Code effective for each taxable year in which a purchase or redemption of LLC Interests for cash occurs. These tax benefit payments are not conditioned upon one or more of the Continuing LLC Owners maintaining a continued ownership interest in either EVO LLC or us. The Continuing LLC Owners' rights under the TRA are assignable to permitted transferees of their LLC Interests (other than EVO LLC or us as transferee pursuant to a purchase or redemption of LLC Interests). We will benefit from the remaining 15% of the tax benefits, if any, that we may actually realize.

The actual Basis Adjustments, as well as any amounts paid to the Continuing LLC Owners under the TRA will vary depending on a number of factors, including:

•
the timing of any subsequent purchases or redemptions—for instance, the Basis Adjustments resulting from a purchase or redemption of LLC Interests will depend on the fair market value of LLC Interests at the time of purchase or redemption. Thus, the Basis Adjustment will vary because of fluctuations in fair market value;

•
price of purchases or redemptions—in the case of purchases, the price of shares of our Class A common stock at the time of initial purchases or subsequent purchases, after deducting underwriting discounts and commissions, and in the case of redemptions, the price of shares of our Class A common stock at the time of redemptions, the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our common stock at the time of the initial purchases or subsequent purchases or redemptions;

•
nature of acquisition of LLC Interests—if an acquisition of LLC Interests is not taxable for any reason, increased tax deductions will not be available. Moreover, taxable acquisitions can lead to different payments under the TRA depending on whether they constitute purchases by EVO Payments, Inc. or redemptions by EVO LLC; and

•
the amount and timing of tax benefits—the TRA generally requires us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

For purposes of the TRA, cash tax savings in income tax and franchise tax in lieu of income tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments and had the TRA not been entered into. The amount of state and local taxes that would have been paid in that case will be determined using an estimated rate of tax that approximates the overall state and local tax rate that would have been applied. The TRA generally applies to each of our taxable years, beginning with the first taxable year ending after the consummation of the IPO. There is no maximum term for the TRA; however, the TRA may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing LLC Owners an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions).

The payment obligations under the TRA are obligations of EVO Payments, Inc. and not of EVO LLC. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments to the Continuing LLC Owners could be substantial. Any payments made by us to the Continuing LLC Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to EVO LLC and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. We anticipate funding payments under the TRA from cash flow from operations of our subsidiaries, available cash and available borrowings under the credit facility.

The TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the TRA, then the TRA will terminate and our obligations, or our successor's obligations, under the TRA would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA. We may elect to completely terminate the TRA early only with the written approval of a majority of our "independent directors" (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the corresponding rules of Nasdaq). The Continuing LLC Owners that are members of our board, are not "independent directors" for this purpose and will not have the ability to cause us to elect an early termination of the TRA.

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, tax planning, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Continuing LLC Owner under the TRA. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the TRA and increase the present value of such payments.

As a result of a change in control or our election to terminate the TRA early, (1) we could be required to make cash payments to the Continuing LLC Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA, and (2) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the TRA could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA.

Payments under the TRA are based on tax reporting positions that we take. We will not be reimbursed for any cash payments previously made to the Continuing LLC Owners pursuant to the TRA if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing LLC Owner will be netted against any future cash payments that we might otherwise be required to make to that Continuing LLC Owner under the terms of the TRA. However, a challenge to any tax benefit initially claimed by us might not arise for a number of years following the initial time of such payment or, even if challenged early, such excess payments may be greater than future cash payments that could be offset under the TRA. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings.

We have full responsibility for, and sole discretion over, all EVO Payments, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the Continuing LLC Owners.

Under the TRA, we are required to provide the Continuing LLC Owners with a schedule showing the calculation of payments that are due under the TRA with respect to each taxable year with respect to which a payment obligation arises within 90 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the TRA are generally made to the Continuing LLC Owners within five business days after this schedule becomes final pursuant to the procedures set forth in the TRA, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the TRA will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Assuming that there are no material changes in the relevant tax law, the underwriters do not exercise their option to purchase additional shares of Class A common stock, we are able to fully depreciate or amortize our assets, we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments under the TRA will range from approximately $0.0 million to $6.2 million per year over the next 17 years, and we expect future payments under the TRA relating to purchases of LLC Interests from, or exchanges of LLC Interests by, the Continuing LLC Owners (including purchases from Blueapple and entities affiliated with MDP as part of this offering) to aggregate $80.9 million. Future payments under the TRA in respect of purchases of LLC Interests from, or exchanges of LLC Interests by, the Continuing LLC Owners in the future will be in addition to these amounts and are expected to be substantial.

As discussed above, actual amounts of payments under the TRA and the timing of such payments will vary and will be determined based on a number of factors, including the timing and nature of future acquisitions of LLC Interests, the price of Class A common stock at the time of each purchase or redemption, the extent to which such purchases or redemptions are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the timing and amount of any subsequent asset dispositions. Thus, it is likely that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding payments under the TRA as compared to the estimates set forth above. Payments under the TRA are not conditioned on the Continuing LLC Owners' continued ownership of us.

Exchange agreement

In connection with the completion of the IPO, we entered into the Exchange Agreement with the Continuing LLC Owners (other than Blueapple) providing for the exchange of Class A common stock for LLC Interests in accordance with the exchange rights described in "—EVO LLC agreement—Common unit sale and exchange rights."

In addition to the exchange rights described above, an affiliate of MDP is the holder of a call option that provides the holder the option to directly or indirectly purchase, from MDCP VI-C, LLC Interests. Pursuant to the Exchange Agreement, the affiliate has the right to require a purchase and simultaneous exercise of all or a portion of the call option by us. In connection with this offering, the affiliate has elected to exercise this right. As a result, we will purchase the call option from the affiliate of MDP at a price equal to the amount that would be payable to such holder upon exercise of an exchange right described above, less the strike price of the call option. Simultaneously upon purchase, we will exercise the call option. The aggregate value of the consideration paid by us to acquire any LLC Interests pursuant to the call option (i.e., the sum of the call option purchase price and the call option exercise price) will be the same as if we had acquired the relevant LLC Interests directly pursuant to the sale and exchange mechanics described above and may be paid in either cash or in shares of Class A common stock at our option; provided that if the call option holder does not consent to the receipt of shares of Class A common stock, the request for us to purchase and exercise the call option shall be deemed withdrawn. In connection with this offering, we have elected to purchase and exercise the call option for cash using a portion of the net proceeds generated by this offering.

Registration rights agreement

In connection with the completion of the IPO, we entered into the Registration Rights Agreement providing MDP with customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of its LLC Interests. MDP may exercise these registration rights at any time following the expiration of any related lock-up period. MDP is not entitled to demand registration of shares of Class A common stock it holds or receives in exchange for LLC Interests more than four times during any twelve-month period. The delivery of any sale notice by Blueapple pursuant to the EVO LLC Agreement settled by our undertaking a public offering in which MDP participates also counts as a demand registration for purposes of this limitation.

All Continuing LLC Owners (other than Blueapple) also received customary piggyback registration rights with respect to any public offering by us, including the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple.

Director nomination agreement

In connection with the IPO, we and MDP entered into a director nomination agreement. The director nomination agreement provides MDP with the right to designate for nomination two of our seven directors. We are required, to the extent permitted by applicable law, to take all necessary action to cause our board of directors and the nominating and corporate governance committee to include such designees, as applicable, in the slate of director nominees for election by our stockholders. The designees are divided among the three classes of our board of directors with one designee as a Group II director and one designee as a Group III director. Pursuant to the director nomination agreement, we also agreed not to, without MDP's prior consent, take any action to (1) increase the size of our board of directors to more than seven (2) declassify our board of directors or (3) amend our bylaws to provide for a voting standard in the election of directors other than plurality voting.

MDP's right to designate two directors will terminate once MDP no longer holds at least 15% of the voting power of our outstanding voting stock. MDP will thereafter have the right to designate one director until such time as MDP no longer holds at least 5% of the voting power of our outstanding voting stock. MDP is entitled to designate the replacement of any of its board designees whose service terminates prior to the end of the director's term, regardless of MDP's voting power at the time.

Mexico acquisition

In August 2015, we completed an acquisition of the merchant acquiring business of Banco Nacional de México, or Citibanamex. In connection with financing the acquisition, we borrowed $95.3 million in bridge financing from BMO Harris Bank, the repayment of which was guaranteed by MDP. In connection with its guarantee, MDP also agreed to provide us with certain financing in order to repay the bridge financing and separately entered into fee letters with us in August 2015 where we agreed to pay certain fees in connection with consulting services and MDP's agreement to provide us with permanent financing to replace the bridge financing. We have paid MDP a total of $7.0 million under these fee letters comprised of $1.3 million paid in 2015 and $5.7 million paid in January 2017 when the obligations were satisfied in full.

Issuance of Class E units

On January 30, 2017, we issued an aggregate of 990,476 Class E units at a per unit price of $70.41 to certain of our directors, executive officers and 5% stockholders in the amounts shown in the following table.

Name	Class E units issued

MDP	733,493
Blueapple	213,038
James G. Kelly(1)	11,362
Michael L. Reidenbach	10,814
Jeffrey Rosenblatt(2)	10,000
Steven J. de Groot	5,000
Brendan F. Tansill	5,000
Kevin M. Hodges	1,421
David L. Goldman	348

(1)    Includes 7,101 Class E units issued to the James G. Kelly Grantor Trust Dated January 12, 2012.

(2)    Mr. Rosenblatt served as our President from December 2012 to November 2016.

The proceeds from our issuance of Class E units, together with the proceeds of the our entry into the Senior Secured Credit Facilities in December 2016, were used to repay the bridge financing incurred in connection with our acquisition of the Citibanamex merchant acquisition business, as well as $5.7 million representing satisfaction in full of our payment obligations under the fee letters entered into with Fund VI-B in connection with the acquisition, and certain other expenses incurred by us in connection with the issuance of the Class E units. All Class E units were converted into LLC Interests at the closing of the IPO. See "—Mexico acquisition" above for more information.

Payment processing and other services

In September 2018, a subsidiary of EVO, Inc. acquired the remaining 67% of the outstanding membership interests of Federated Payment Systems, LLC ("Federated US") and 100% of the outstanding shares of Federated Payment Canada Corporation ("Federated Canada," together with Federated US, "Federated") for $38.2 million. Prior to the acquisition, Mr. Sidhom owned one-third of the shares of Federated Canada and an entity wholly owned by relatives of Mr. Sidhom owned one-third of the membership interests of Federated US. As a result of his ownership interest, Mr. Sidhom received $4.7 million of the purchase price of the acquisition and an entity controlled by relatives of Mr. Sidhom received $10.8 million of the purchase price. In addition, prior to the acquisition, the Company provided card-based processing services and risk assessment to Federated US in the ordinary course of business for a nominal fee. For the years ended December 31, 2018, 2017 and 2016, the Company received $0.4 million, $0.5 million and $0.5 million, respectively, in revenues in connection with providing services to Federated US. In addition, prior to the acquisition, Federated Canada provided certain marketing services to the Company's business in Canada. For the years ended December 31, 2018, 2017 and 2016, the Company paid $5.8 million, $8.6 million and $7.6 million, respectively, in fees to Federated Canada for these services.

We provide certain professional and other services to Blueapple. The expense related to these services was $0.2 million for each of the years ended December 31, 2018, 2017 and 2016. In connection with the IPO, we paid Blueapple $2.4 million in satisfaction of our obligation to pay any further commissions associated with processing revenue to Blueapple and all such future revenue will be retained by us.

The Company, through a wholly owned subsidiary and one minority-held affiliate, conducts business under ISO agreements with Mr. Sidhom's son. Pursuant to these agreements, Mr. Sidhom's son independently markets our services and equipment in each of the markets in which we operate in exchange for a commission based on the volume of transactions processed for merchants acquired by Mr. Sidhom's son. We paid Mr. Sidhom's son $0.6 million, $0.2 million and zero in 2018, 2017 and 2016, respectively, under these arrangements.

Related party commission expense incurred with minority-held subsidiaries of the Company amounted to $32.2 million, $38.6 million and $45.5 million for the years ended December 31, 2018, 2017 and 2016, respectively. The sale of equipment and services to these entities amounted to $0.4 million, $0.5 million and $0.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Indemnification of directors and officers

We entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against expenses, losses and liabilities that may arise in connection with actual or threatened proceedings, in which they are involved by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Our bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, and our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

Other related party transactions

MDP provides us with consulting services on an as needed basis, primarily relating to business development and potential acquisition and refinancing activities. In addition, the Company reimburses MDP for certain out of pocket expenses. The Company paid MDP less than $0.1 million, $5.7 million and $0.1 million during the years ended December 31, 2018, 2017 and 2016, respectively for consulting services and expense reimbursement.

We lease office space located at 515 Broadhollow Road in Melville, New York for $0.1 million per month from 515 Broadhollow, LLC. 515 Broadhollow, LLC is majority-owned, directly and indirectly, by Mr. Sidhom. We believe these rental payments reflect market-based rents that we would pay for comparable office space.

In connection with the IPO, we entered into a chairman and consulting agreement with Mr. Sidhom that requires us to (1) delay the date of our annual meeting of stockholders in 2021 until after all shares of our Class B common stock are canceled in accordance with our certificate of incorporation and (2) nominate Mr. Sidhom for election as a director at each stockholder meeting until the earliest of the termination of the chairman and consulting agreement, the first time Mr. Sidhom no longer serves on our board of directors or whenever Mr. Sidhom, together with certain trusts with which he is affiliated, no longer hold at least 15% of the outstanding LLC interests. The agreement also provides that Mr. Sidhom will consult with the Company for a period of three years following his departure as Chairman of our Board of Directors. The chairman and consulting agreement provides for annual compensation of $250,000 and health benefits, and also contain customary restrictive covenants in favor of the Company.

NFP is the Company's benefit broker and 401(k) manager. NFP is a portfolio company of MDP, and one of our executive officers maintains a minority ownership interest in NFP. For the years ended December 31, 2018, 2017 and 2016, the Company paid $0.3 million, $0.4 million and $0.4 million, respectively, in commission and other expenses to NFP.

Policies and procedures for review and approval of related party transactions

Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Our related person policy requires that a "related person" (as defined in Item 404(a) of Regulation S-K) must promptly disclose to our general counsel or, to the extent we do not have a general counsel, to our chief executive officer any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel or chief executive officer, as applicable, will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or any committee of the board of directors consisting exclusively of disinterested directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by our board of directors or the board committee in determining whether or not to approve or ratify a related person transaction, but we anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation.

Principal stockholders

The following tables set forth information relating to the beneficial ownership of our Class A common stock, Class B common stock, Class C common stock and Class D common stock prior to and immediately following the consummation of this offering, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock and LLC Interests;

•
each of our directors and named executive officers; and

•
all our directors and executive officers as a group.

As described in "IPO, Reorganization Transactions and Follow-On Offering" and "Certain relationships and related party transactions," each Continuing LLC Owner is entitled to have their LLC Interests purchased or redeemed for cash equal to the market value of the applicable number of our shares of Class A common stock. See "IPO, Reorganization Transactions and Follow-On Offering."

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 28, 2019 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us, that the persons named in the table have sole voting and investment power with respect to all shares of common stock and LLC Interests held by that person.

The percentage of shares beneficially owned prior to the consummation of this offering is computed on the basis of 26,489,112 shares of our Class A common stock, 35,913,538 shares of our Class B common stock, 2,457,055 shares of our Class C common stock and 16,323,954 shares of our Class D common stock outstanding as of February 28, 2019. Shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock that a person has the right to acquire within 60 days of the date set forth above are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The percentage of LLC Interests beneficially owned prior to the consummation of this offering is computed on the basis of 81,151,972 LLC Interests outstanding as of February 28, 2019. Unless otherwise indicated below, the address for each beneficial owner listed is c/o EVO Payments, Inc., Ten Glenlake Parkway, South Tower, Suite 950, Atlanta, Georgia 30328.

Beneficial ownership in EVO Payments, Inc.

	Assuming no exercise of the underwriters' purchase option
	Class A common stock beneficially owned					Class B common stock beneficially owned				Class C common stock beneficially owned				Class D common stock beneficially owned				Combined voting power
	Prior to this offering		After giving effect to this offering			Prior to this offering		After giving effect to this offering		Prior to this offering		After giving effect to this offering		Prior to this offering		After giving effect to this offering		Prior to this offering	After giving effect to this offering
Name of beneficial owner	Number	%	Number	%(14)	%(15)	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%(14)	%(15)

5% Stockholders
Blueapple, Inc.(1)	—	—	—	—	—	35,913,538	100.0	35,413,538	100.0	—	—	—	—	—	—	—	—	15.9	15.9	15.9
Madison Dearborn Partners, LLC(2)	652,500	2.5	652,500	2.1	2.0	—	—	—	—	—	—	—	—	15,461,478	94.7	10,961,478	92.7	26.4	18.8	18.6
TimesSquare Capital Management, LLC(3)	2,303,270	8.7	2,303,270	7.3	7.1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
The Vanguard Group(4)	2,059,993	7.8	2,059,993	6.5	6.4	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BlackRock, Inc.(5)	1,769,998	6.7	1,769,998	5.6	5.5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Eagle Asset Management, Inc.(6)	1,506,803	5.7	1,506,803	4.8	4.7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prudential Financial, Inc.(7)	1,391,204	5.3	1,391,204	4.4	4.3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jennison Associates LLC(8)	1,389,774	5.3	1,389,774	4.4	4.3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loomis Sayles & Co., L.P.(9)	1,336,661	5.1	1,336,661	4.2	4.1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Massachusetts Financial Services Company(10)	1,329,157	5.0	1,329,157	4.2	4.1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Directors and Named Executive Officers
Rafik R. Sidhom(1)	—	—	—	—	—	35,913,538	100.0	35,413,538	100.0	—	—	—	—	—	—	—	—	15.9	15.9	15.9
Vahe A. Dombalagian(2)	652,500	2.5	652,500	2.1	2.0	—	—	—	—	—	—	—	—	15,461,478	94.7	10,961,478	92.7	26.4	18.8	18.6
Matthew W. Raino(2)	652,500	2.5	652,500	2.1	2.0	—	—	—	—	—	—	—	—	15,461,478	94.7	10,961,478	92.7	26.4	18.8	18.6
David W. Leeds	5,000	*	5,000	*	*	—	—	—	—	—	—	—	—	—	—	—	—	*	*	*
John S. Garabedian	10,000	*	10,000	*	*	—	—	—	—	—	—	—	—	—	—	—	—	*	*	*
Gregory S. Pope	50,000	*	50,000	*	*	—	—	—	—	—	—	—	—	—	—	—	—	*	*	*
James G. Kelly(11)	—	—	—	—	—	—	—	—	—	1,239,618	50.5	1,239,618	50.5	—	—	—	—	7.1	7.0	6.9
Darren Wilson(12)	123,267	*	123,267	*	*	—	—	—	—	—	—	—	—	—	—	—	—	*	*	*
Brendan F. Tansill	—	—	—	—	—	—	—	—	—	267,142	10.9	267,142	10.9	—	—	—	—	1.5	1.5	1.5
All executive officers and directors as a group (14 persons)(13)	871,040	3.3	886,646	2.8	2.4	35,913,538	100.0	35,413,538	100.0	2,457,055	100.0	2,457,055	100.0	15,461,478	94.7	10,961,478	92.7	56.7	49.0	49.0

Beneficial ownership in EVO investco, LLC

	LLC Interests beneficially owned prior to this offering		LLC Interests beneficially owned after this offering
Name of beneficial owner	Number	%	Number	%(14)	%(15)

5% Unitholders
Blueapple, Inc.(1)	35,913,538	44.3	35,413,538	43.6	43.2
Madison Dearborn Partners, LLC(2)	15,461,478	19.1	10,961,478	13.5	13.4
Directors and Named Executive Officers
Rafik R. Sidhom(1)	35,913,538	44.3	35,413,538	43.6	43.2
Vahe A. Dombalagian(2)	15,461,478	19.1	10,961,478	13.5	13.4
Matthew W. Raino(2)	15,461,478	19.1	10,961,478	13.5	13.4
David W. Leeds	—	—	—	—	—
John S. Garabedian	—	—	—	—	—
Gregory S. Pope	—	—	—	—	—
James G. Kelly(11)	1,239,618	1.5	1,239,618	1.5	1.5
Darren Wilson	—	—	—	—	—
Brendan F. Tansill	267,142	*	267,142	*	*
All executive officers and directors as a group (14 persons)(13)	53,832,071	66.3	48,832,071	60.2	59.6

*      Indicates beneficial ownership of less than 1% of the total outstanding common stock or LLC Interests, as applicable.

(1)    Blueapple is controlled by its majority stockholder, Rafik R. Sidhom, who is our founder and chairman of our board of directors. Mr. Sidhom may be deemed to share beneficial ownership of the reported securities. Mr. Sidhom disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The address for Blueapple and Mr. Sidhom is 515 Broadhollow Road, Melville, New York 11747.

(2)    Following this offering, consists of 652,500 shares of Class A common stock held by Madison Dearborn Capital Partners VI-C, L.P. ("MDCP VI-C"), 6,307,498 shares of Class D common stock and an equal number of LLC Interests held by Madison Dearborn Capital Partners VI-B, L.P. ("MDCP VI-B"), 64,998 shares of Class D common stock and an equal number of LLC Interests held by Madison Dearborn Capital Partners VI Executive-B, L.P. ("MDCP Exec VI-B"), 3,346,467 shares of Class D common stock and an equal number of LLC Interests held by MDCP Cardservices, LLC ("MDCP Cardservices"), and 1,242,515 shares of Class D common stock and an equal number of LLC Interests held by MDCP VI-C Cardservices Splitter, L.P. ("Splitter"). MDCP VI-B may be deemed to share beneficial ownership of the securities held by MDCP Cardservices, as its controlling member. Madison Dearborn Partners VI-B, L.P. ("MDP VI-B") may be deemed to share beneficial ownership of the securities held by MDCP VI-B, MDCP Exec VI-B and Splitter, as each of their general partners. MDCP VI-C may be deemed to share beneficial ownership of the securities held by Splitter to the extent of its pecuniary interest therein by virtue of the rights granted with respect to the disposition of such securities under the Exchange Agreement and a call option issued by MDCP VI-C Cardservices Blocker Corp. ("Blocker"). Blocker may be deemed to share beneficial ownership of the securities held by Splitter to the extent of its pecuniary interest therein by virtue of the rights granted with respect to the disposition of such securities under the call option. Madison Dearborn Partners VI-A&C, L.P. ("MDP VI-A&C"), as the general partner of MDCP VI-C, may be deemed the beneficial owner of the securities beneficially owned by MDCP VI-C. Madison Dearborn Partners, LLC ("MDP LLC"), as the general partner of each of MDP VI-B and MDP VI-A&C may be deemed to share beneficial ownership of the reported securities. As the sole members of the limited partner committees of MDP VI-B and MDP VI-A&C, which have the power, acting by unanimous vote, to vote or dispose of the securities beneficially owned by MDP VI-B and MDP VI-A&C, respectively, Paul J. Finnegan and Samuel M. Mencoff may be deemed to have shared voting and investment power over such securities. Two members of our board of directors, Vahe A. Dombalagian and Matthew W. Raino, are each a Managing Director of MDP LLC. Each of the foregoing entities and persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein. The address for the MDP entities and persons is Three First National Plaza, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602.

(3)    Based on information obtained from a Schedule 13G filed with the SEC on February 14, 2019 by TimesSquare Capital Management, LLC ("TimesSquare"). TimesSquare reported that as of December 31, 2018, it had sole voting power with respect to 2,192,470 shares of our Class A common stock and sole dispositive power with respect to 2,303,270 shares of our Class A common stock. The address of TimesSquare is 7 Times Square, 42nd Floor New York, NY 10036.

(4)   Based on information obtained from a Schedule 13G filed with the SEC on February 11, 2019 by The Vanguard Group ("Vanguard") on behalf of itself and its wholly owned subsidiaries, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. Vanguard reported that as of December 31, 2018, it had sole voting power with respect to 40,838 shares of our Class A common stock, sole dispositive power with respect to 2,019,155 shares of our Class A common stock and shared dispositive power with respect to 40,838 shares of our Class A common stock, and that the shares are beneficially owned by Vanguard and its wholly owned subsidiaries identified above. The address of each of the foregoing is 100 Vanguard Blvd., Malvern, PA 19355.

(5)    Based on information obtained from a Schedule 13G filed with the SEC on February 8, 2019 by BlackRock, Inc. ("Blackrock") on behalf of itself and its wholly owned subsidiaries, BlackRock Advisors, LLC, BlackRock (Luxembourg) S.A., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc. and BlackRock Investment Management, LLC. BlackRock reported that as of December 31, 2018, it had sole voting power with respect to 1,628,792 shares of our Class A common stock and sole dispositive power with respect to 1,769,998 shares of our Class A common stock, and that the shares are beneficially owned by BlackRock and its wholly owned subsidiaries identified above. The address of each of the foregoing is 55 East 52nd Street, New York, NY 10055.

(6)   Based on information obtained from a Schedule 13G filed with the SEC on January 15, 2019 by Eagle Asset Management, Inc. ("Eagle Asset Management"). Eagle Asset Management reported that as of December 31, 2018, it had sole voting power with respect to 1,506,803 shares of our Class A common stock and sole dispositive power with respect to 1,506,803 shares of our Class A common stock. The address of Eagle Asset Management is 880 Carillon Parkway, St. Petersburg, FL 33716.

(7)    Based on information obtained from a Schedule 13G filed with the SEC on January 28, 2019 by Prudential Financial, Inc. ("Prudential"). Prudential reported that as of December 31, 2018, as a parent holding company, it had sole voting power with respect to 17,019 shares of our Class A common stock, shared voting power with respect to 1,374,185 shares of our Class A common stock, sole dispositive power with respect to 17,019 shares of our Class A common stock and shared dispositive power with respect to 1,374,185 shares of our Class A common stock. Prudential reported its beneficial ownership on behalf of itself and Jennison Associates LLC and Quantitative Management Associates LLC, each an indirect subsidiary of Prudential. The aggregate number of shares reported as beneficially owned by Prudential includes the 1,389,774 shares of our Class A common stock beneficially owned by Jennison Associates LLC and discussed in footnote 8 below. The address for Prudential is 751 Broad St., Newark, NJ 07102.

(8)   Based on information obtained from a Schedule 13G filed with the SEC on January 31, 2019 by Jennison Associates LLC ("Jennison"). Jennison reported that as of December 31, 2018, it had sole voting power with respect to 1,389,774 shares of our Class A common stock and shared dispositive power with respect to 1,389,774 shares of our Class A common stock. Prudential indirectly owns 100% of the equity interests of Jennison. As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the shares. Jennison does not file jointly with Prudential; as such, shares reported on Jennison's Schedule 13G may be included in the shares reported on the Schedule 13G filed by Prudential. The address for Jennison is 466 Lexington Ave., New York, NY 10017.

(9)   Based on information obtained from a Schedule 13G filed with the SEC on February 14, 2019 by Loomis Sayles & Co., L.P. ("Loomis"). Loomis reported that as of December 31, 2018, it had sole voting power with respect to 1,320,113 shares of our Class A common stock and sole dispositive power with respect to 1,336,661 shares of our Class A common stock. Loomis disclaims any beneficial interest in any of the foregoing securities. The address of Loomis is One Financial Center Boston, MA 02111.

(10)  Based on information obtained from a Schedule 13G filed with the SEC on February 13, 2019 by Massachusetts Financial Services Company ("Massachusetts Financial"). Massachusetts Financial reported that as of December 31, 2018, it had sole voting power with respect to 1,329,157 shares of our Class A common stock and sole dispositive power with respect to 1,329,157 shares of our Class A common stock. The address of Massachusetts Financial is 111 Huntington Avenue, Boston MA 02199.

(11)  Includes 787,662 shares of Class C common stock and an equal number of LLC Interests held by the James G. Kelly Grantor Trust Dated January 12, 2012. John Kelly, Mr. Kelly's son, is the trustee of the James G. Kelly Grantor Trust Dated January 12, 2012.

(12)  Includes 14,531 restricted shares of Class A common stock.

(13)  Includes 16,081 restricted shares of Class A common stock.

(14)  Assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(15)  Assumes full exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Description of capital stock

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our amended and restated certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL. References to our certificate of incorporation and bylaws are to our amended and restated certificate of incorporation and bylaws, respectively.

Our certificate of incorporation authorizes the issuance of 286 million shares of capital stock, including 200 million shares of Class A common stock, 40 million shares of Class B common stock, 4 million shares of Class C common stock, 32 million shares of Class D common stock and 10 million shares of preferred stock.

Upon consummation of this offering, there will be 31,489,112 shares of Class A common stock issued and outstanding (or 32,239,112 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full), 35,413,538 shares of Class B common stock issued and outstanding, 2,457,055 shares of Class C common stock issued and outstanding and 11,823,954 shares of Class D common stock issued and outstanding.

Holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to our Class A common stock.

Class B common stock

Holders of shares of our Class B common stock are entitled to 15.9% of the combined voting power in all matters presented to our stockholders generally, including the election of directors. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Our Class B common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the EVO LLC Agreement, in which case a like number of shares of Class B common stock must be transferred to the permitted transferee.

Blueapple, which is controlled entities affiliated with our founder and Chairman of our board of directors, owns 100% of our outstanding Class B common stock. Our certificate of incorporation contains certain ownership restrictions providing that Blueapple cannot hold in the aggregate more than 15.9% of our voting or economic interest. Accordingly, any acquisition by Blueapple of any of our equity in the public markets that would cross these thresholds would be void and will not be respected. These restrictions also apply to certain family members of our founder and certain entities affiliated with our founder and his family members.

If at any point the aggregate number of LLC Interests beneficially owned by Blueapple is less than 3% of the total number of LLC Interests outstanding, then all shares of Class B common stock will be automatically redeemed by us for no consideration and immediately canceled. Additionally, on May 25, 2021 (the third anniversary of the consummation of the IPO), all outstanding shares of Class B common stock will be automatically canceled without the payment of any consideration. We will not reissue any canceled shares of Class B common stock.

Class C common stock

Holders of Class C common stock are entitled to cast 3.5 votes for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, with the number of shares of Class C common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The voting rights associated with our Class C common stock are capped so that the aggregate voting power of all shares of Class C common stock outstanding, when taken together with any shares of Class A common stock that are subject to vesting or forfeiture held by employees or directors of EVO Payments, Inc., will not exceed 20% of the combined voting power in us. Holders of our Class C common stock do not have cumulative voting rights in the election of directors.

Holders of our Class C common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class C common stock do not have preemptive, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to the Class C common stock. Following the earlier of (1) May 25, 2021 (the third anniversary of the consummation of the IPO) and (2) the date on which the holder of such Class C common stock is no longer employed by us, such shares of Class C common stock will automatically convert on a one-for-one basis into shares of our Class D common stock. Our Class C common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the EVO LLC Agreement, in which case a like number of shares of Class C common stock must be transferred to the permitted transferee.

Shares of Class C common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners that are holders of Class C common stock and the number of shares of Class C common stock issued to Continuing LLC Owners. Shares of Class C common stock will be canceled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange LLC Interests of such Continuing LLC Owner that are holders of Class C common stock pursuant to the terms of the EVO LLC Agreement.

Class D common stock

Holders of shares of our Class D common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, with the number of shares of Class D common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The holders of our Class D common stock do not have cumulative voting rights in the election of directors.

Holders of our Class D common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class D common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class D common stock. Our Class D common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the EVO LLC Agreement, in which case a like number of shares of Class D common stock must be transferred to the permitted transferee.

MDP and certain current and former employees own 100% of our outstanding Class D common stock, with the number of shares of Class D common stock held by any such Continuing LLC Owner being equivalent to the number of LLC Interests held by such Continuing LLC Owner.

Shares of Class D common stock will only be issued in the future (1) to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners that are holders of Class D common stock and the number of shares of Class D common stock issued to Continuing LLC Owners and (2) upon conversion of our Class C common stock. Shares of Class D common stock will be canceled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange LLC Interests held by such Continuing LLC Owner pursuant to the terms of the EVO LLC Agreement.

Preferred stock

Our certificate of incorporation permits our board of directors to issue up to 10 million shares of preferred stock from time to time in one or more classes or series and may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No shares of preferred stock are currently outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

The provisions of the DGCL, and our certificate of incorporation and bylaws, could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

Election and removal of directors.    Our board of directors is divided into three classes, Group I, Group II and Group III. The initial terms of Group I directors will expire at the first annual meeting of our stockholders following the filing of our certificate of incorporation. The initial terms of Group II directors will expire at the second annual meeting of our stockholders following the filing of our certificate of incorporation. The initial terms of Group III directors will expire at the third annual meeting of our stockholders following the filing of our certificate of incorporation. Following their initial terms, each class of directors will be elected for a three-year term. Our directors may be removed only by the affirmative vote of at least 66 2/3% of all classes of our then-outstanding common stock, voting together as a single class, and only for cause. For more information on the terms of our directors, see the section entitled "Management—Board composition." This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

Authorized but unissued capital stock.    The authorized but unissued shares of our Class A common stock, Class B common stock, Class C common stock, Class D common stock and preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action; advance notification of stockholder nominations and proposals.    Our bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors or our Chairman. Additionally, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders.

Additionally, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to certificate of incorporation and bylaws.    The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the approval by holders of a majority of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, the approval by holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal or to adopt any provision inconsistent with, among others, the "Election and removal of directors," "Exclusive jurisdiction of certain actions," "Corporate opportunity doctrine," "Amendments to Certificate of Incorporation and Bylaws" and "Business Combinations" provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

No cumulative voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation expressly prohibits cumulative voting.

Exclusive jurisdiction of certain actions.    Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Business combinations.    We have opted out of Section 203 of the DGCL. However, our certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

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prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that Blueapple, MDP and any of their respective affiliates and any of their respective permitted transferees receiving 15% or more of our outstanding voting stock will not constitute "interested stockholders" for purposes of this provision.

Corporate opportunity doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation renounces, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those opportunities presented to our officers, directors, stockholders or affiliates acting in their capacity as our employee or director. Our certificate of incorporation also provides that, to the fullest extent permitted by law, any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any director or stockholder, other than director or stockholder who is not employed by us or our affiliates acting in their capacity as our director or stockholder who is not employed by us or our affiliates, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our certificate of incorporation, (b) we or our subsidiaries, at such time have sufficient financial resources and are legally able to undertake such transaction or opportunity, (c) we have an interest or expectancy in such transaction or opportunity, and (d) such transaction or opportunity would be in the same or similar line of our or our subsidiaries' business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Limitations of liability and indemnification matters

Our bylaws limit the liability of our directors to the fullest extent permitted by applicable law and provide that we will indemnify them to the fullest extent permitted by such law. We have also entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new director or executive officer.

Listing

Our Class A common stock is listed on Nasdaq under the symbol "EVOP."

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company N.A.

Shares eligible for future sale

Sales of substantial amounts of shares of our Class A common stock after this offering or the perceptions that such sales may occur could adversely affect prevailing market prices of our Class A common stock. Some shares of our Class A common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of shares of our Class A common stock in the public market before (to the extent permitted) or after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of 31,489,112 shares of Class A common stock (or 32,239,112 shares if the underwriters exercise their option to purchase additional shares in full). All of these shares will be freely tradable without restriction or further registration under the Securities Act, except for (i) 758,484 shares of Class A common stock held by certain of our "affiliates," as that term is defined in Rule 144 under the Securities Act, and issued in the Reorganization Transactions, whose sales are subject to the Rule 144 resale restrictions described below, and (ii) any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. The shares of Class A common stock held by certain of our "affiliates" and issued in the Reorganization Transactions will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, our Continuing LLC Owners will hold 55,757,423 LLC Interests, all of which are entitled to certain sale and exchange rights as described below and in "Certain relationships and related party transactions—EVO LLC agreement."

Lock-up agreements

In connection with the IPO, certain of our executive officers entered into a lock-up agreement with us pursuant to which each such executive officer agreed not to (1) dispose of more than 20% of the total number shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock held by such executive officer, or (2) cause us to register and sell more than 20% of the total number of shares of our Class A common stock held by such executive officer during the period from the date of the lock-up agreement continuing through May 22, 2019.

In connection with this offering, the Company, the entities affiliated with MDP and Blueapple have agreed, subject to certain exceptions, with the underwriters not to (1) dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, or (2) cause us to register and sell shares of our Class A common stock during the period from the date of the lock-up agreement continuing through the date 90 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC.

Rule 144

Affiliate resales of restricted securities

In general, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

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1% of the number of shares of our Class A common stock then outstanding; or

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the average weekly trading volume in our Class A common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Sale and exchange rights

The holders of approximately 54,694,547 LLC Interests, or their permitted transferees, are entitled to certain rights with respect to the purchase by us or redemption by EVO LLC of LLC Interests owned by them. To comply with the rights, we may determine to register and sell shares of our Class A common stock to obtain the proceeds to purchase the LLC Interests. For a description of these rights, see "Certain relationships and related party transactions—EVO LLC agreement." If the offer and sale of shares of our Class A common stock are registered, they will be freely tradable without restriction under the Securities Act.

The shares of Class A common stock we issue upon the purchase of any LLC Interests for which exchange rights are exercised under the Exchange Agreement would be "restricted securities" as defined in Rule 144 unless we register such issuances.

Rule 701

In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Stock plans

We have filed with the SEC a registration statement under the Securities Act covering the shares of our Class A common stock that we may issue under the 2018 Plan. Shares of our Class A common stock registered under such registration statement are available for sale in the open market, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Registration rights

See "Certain relationships and related party transactions—Registration rights agreement."

Material U.S. federal income tax considerations for non-U.S. holders of Class A common stock

Overview

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock to a non-U.S. holder that purchases shares of our Class A common stock in this offering. For purposes of this summary, a non-U.S. holder means a beneficial owner of our Class A common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

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an individual citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder or other arrangement that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Class A common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Internal Revenue Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax consequences described in this summary. We have not sought and do not plan to seek any ruling from the IRS, with respect to the statements and conclusions set forth in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not address federal taxes other than the U.S. federal income tax, or address state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

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U.S. expatriates or former citizens or long-term residents of the United States;

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controlled foreign corporations;

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passive foreign investment companies; and

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pass-through entities (or investors in such entities) that are subject to special treatment under the Internal Revenue Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our Class A common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code), and does not apply to any persons holding equity interests in us other than our Class A common stock.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

As discussed above under "Dividend policy," we do not currently anticipate paying any dividends to holders of our Class A common stock in the foreseeable future. If we make a distribution of cash or property (other than certain distributions of our Class A common stock) with respect to our Class A common stock (or complete a redemption that is treated as a distribution with respect to our Class A common stock), such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross amount of the dividends. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, in cases in which certain tax treaties require, are attributable to a U.S. permanent establishment maintained by you, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax. Any such effectively connected dividends received by a foreign corporation may also be subject to a "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding applicable tax treaties that may provide for different rules.

If the amount of a distribution paid on our Class A common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of Class A common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of Class A common stock that is taxed to you as described below under "—Gain on disposition of Class A common stock." Your adjusted tax basis in a share of our Class A common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable income tax treaty to avoid or reduce withholding of U.S. federal income tax on dividends, then you must (1) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (2) if you hold our Class A common stock through certain foreign intermediaries (including partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury regulations by providing appropriate documentation to the intermediaries (which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Gain on disposition of Class A common stock

Subject to the discussion below under "—Additional withholding tax," you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our Class A common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

•
the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties require, is attributable to a U.S. permanent establishment maintained by you;

•
if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•
we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition of our Class A common stock and (2) your holding period for our Class A common stock.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will generally be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers.

With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a United States real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our global real property interests and other business assets, there can be no assurance that we are not a United States property holding corporation and will not become one in the future. In the event we do become a United States real property holding corporation, as long as our Class A common stock is regularly traded on an established securities market, gain on a sale or disposition of our Class A common stock will generally be subject to taxation pursuant to the third bullet point above only if you actually or constructively held more than 5% of our Class A common stock at any time during the shorter of (1) the five-year period ending on the date of the sale or disposition of our Class A common stock or (2) your holding period for our Class A common stock. If gain on the sale or other taxable disposition of our Class A common stock were subject to taxation under the third bullet point above, you would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person and a 15% withholding tax would apply to the gross proceeds from such sale or other taxable disposition.

You should consult your tax advisor regarding potentially applicable income tax treaties that provide for different rules.

Information reporting and backup withholding tax

We must report annually to the IRS and to you the amount of any dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 24%) with respect to dividends paid on, and the proceeds from the disposition of, shares of our Class A common stock, unless, generally, you certify to the withholding agent under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which you reside (or are established).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional withholding tax

Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as "FATCA") generally impose a 30% withholding tax on dividends paid on our Class A common stock if the Class A common stock is held by or through:

•
certain foreign financial institutions (including investment funds), unless the institution otherwise qualifies for an exemption or enters into an agreement with the U.S. Treasury (1) to collect and report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and (2) to withhold 30% on certain payments; or

•
a non-financial non-U.S. entity, unless the entity (1) either certifies to the applicable withholding agent or the IRS that the entity does not have any "substantial United States owners" or provides certain information regarding the entity's "substantial United States owners" or (2) otherwise establishes an exemption from such withholding tax.

While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

The rules described above may be modified by an intergovernmental agreement entered into between the United States and an applicable foreign country, or by future Treasury regulations or other guidance. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these rules on their investment in our Class A common stock.

POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

Underwriting

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
SunTrust Robinson Humphrey, Inc.

Total	5,000,000

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. After the initial offering of the shares to the public, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 750,000 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option to purchase additional shares exercised	With full option to purchase additional shares exercised

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.8 million, payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $45,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or confidentially submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus.

In addition, in connection with this offering, Blueapple and entities affiliated with MDP have entered into lock-up agreements with J.P. Morgan Securities LLC prior to the commencement of this offering pursuant to which each of these entities, subject to certain exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such entities in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (1) or this clause (2) is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or (3) cause to be filed or confidentially submitted any registration statement for the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

In connection with the IPO, certain of our directors and executive officers entered into a separate lock-up agreement with us pursuant to which each such executive officer agreed not to (1) dispose of more than 20% of the total number shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock held by such executive officer, or (2) cause us to register and sell more than 20% of the total number of shares of our Class A common stock held by such executive officer during the period from the date of the lock-up agreement continuing through May 22, 2019. See "Shares eligible for future sale—Lock up agreements." and "Management—Executive Officer Lock-up Agreements."

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our Class A common stock is listed on Nasdaq under the symbol "EVOP."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on Nasdaq prior to the pricing and completion of this offering. Passive market making consists of displaying bids on Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the Securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•
to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•
to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l'épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (2) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to prospective investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia: (a) you confirm and warrant that you are either: (i) a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act; (2) a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; (3) a person associated with the company under section 708(12) of the Corporations Act; or (4) a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and (b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to prospective investors in the Dubai International Financial Centre, or DIFC

This prospectus relates to an Exempt Offer in accordance with the Market Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Market Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in China

This prospectus does not constitute a public offer of the shares offered by this prospectus, whether by sale or subscription, in the People's Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc., underwriters in this offering, act as lenders under our Senior Secured Credit Facilities, and an affiliate of Citigroup Global Markets Inc., an underwriter in this offering, acts as an administrative agent and lender under our Senior Secured Credit Facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

King & Spalding LLP, Atlanta, Georgia, will pass upon the validity of the Class A common stock offered hereby on our behalf. Latham & Watkins LLP, New York, New York, will pass upon certain legal matters in connection with this offering on behalf of the several underwriters.

Experts

The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2018 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Information incorporated by reference

We "incorporate by reference" certain documents we have filed with the SEC, except for information "furnished" under Items 2.02, 7.01 or 9.01 on Form 8-K or other information "furnished" to the SEC which is not deemed filed and not incorporated in this prospectus. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. The following documents are hereby incorporated by reference in this prospectus:

•
our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 25, 2019; and

•
the description of our Class A common stock as set forth in our registration statement on Form 8-A (File No. 001-38504), filed with the SEC on May 22, 2018, pursuant to Section 12(b) of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

EVO Payments, Inc.
Ten Glenlake Parkway
South Tower, Suite 950
Atlanta, GA 30328

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We maintain a website at www.evopayments.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

5,000,000 Shares

EVO Payments, Inc.

Class A Common Stock

Prospectus

J.P. Morgan

Barclays	BofA Merrill Lynch	Citigroup	Deutsche Bank Securities	Goldman Sachs & Co. LLC	SunTrust Robinson Humphrey

                           , 2019

Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the various expenses, other than the underwriting discounts and commissions, expected to be incurred by EVO Payments, Inc. (the "Registrant") in connection with the issuance and sale of Class A common stock being registered. All amounts are estimated except for Securities and Exchange Commission ("SEC") registration fees and Financial Industry Regulatory Authority ("FINRA") filing fees.

SEC registration fee	$19,000
FINRA filing fee	24,000
Printing and engraving expenses	100,000
Legal fees and expenses	225,000
Accounting fees and expenses	200,000
Blue sky qualification fees and expenses	15,000
Transfer agent fees and expenses	10,000
Miscellaneous fees and expenses	157,000

Total	$750,000

Item 14.    Indemnification of directors and officers.

Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.    Recent sales of unregistered securities.

On April 21, 2017, in connection with its formation, the Registrant sold 100 of its shares of Class A common stock to an officer of the Registrant for an aggregate consideration of $100. The shares of Class A common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with EVO Investco's acquisition of Zenith Merchant Services ("Zenith") on May 1, 2017, EVO Investco agreed to make certain earn-out payments to the sellers upon Zenith's satisfaction of certain thresholds tied to Zenith's continuing performance. Following the completion of the IPO, the sellers may elect to receive any subsequent earn-out payments in either cash or in shares of Class A common stock. The shares of Class A common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with the Reorganization Transactions and the IPO, we issued (i) 831,702 shares of Class A common stock to certain sellers of Zenith Merchant Services, certain affiliates of MDP and one of our executive officers, (ii) 35,913,538 shares of Class B common stock to Blueapple, Inc., (iii) 2,560,955 shares of Class C common stock to officers of the Company and (iv) 24,305,155 shares of Class D common stock to current and former employees of the Company. The issuances of these shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock were made in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16.    Exhibits and financial statement schedules.

(a)     Exhibits.

Exhibit no.	Description

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of EVO Payments, Inc. (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
3.2
Amended and Restated Bylaws of EVO Payments, Inc., effective as of May 25, 2018 (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
4.1
Specimen Stock Certificate for Class A Common Stock of EVO Payments, Inc. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
5.1	Opinion of King & Spalding LLP.
10.1
Tax Receivable Agreement, dated as of May 25, 2018, by and among EVO Payments, Inc., EVO Investco, LLC and the members of EVO Investco, LLC from time to time party thereto (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
10.2
LLC Agreement of EVO Investco, LLC, dated as of May 22, 2018, by and among EVO Investco, LLC and its members (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
10.3
Registration Rights Agreement, dated as of May 22, 2018, by and among EVO Payments, Inc., each of the persons listed on Schedules I and II thereto, such other persons that from time to time become parties thereto and Blueapple, Inc. (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
10.4
Exchange Agreement, dated as of May 22, 2018, by and among EVO Investco, LLC, EVO Payments, Inc., the holders of common units in the Company and shares of Class C common stock or Class D common stock of EVO Payments, Inc. and the Call Option Holder, as defined therein, from time to time party thereto (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
10.5
Director Nomination Agreement, effective as of May 25, 2018, by and among EVO Payments, Inc., Madison Dearborn Partners, LLC, Madison Dearborn Partners VI-A&C, L.P., Madison Dearborn Capital Partners VI-C, L.P., Madison Dearborn Partners VI-B, L.P., Madison Dearborn Capital Partners VI-B, L.P., Madison Dearborn Capital Partners VI Executive-B, L.P., MDCP VI-C Cardservices Splitter, L.P., MDCP Cardservices LLC and MDCP VI-C Cardservices Blocker Corp. (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
10.6
Credit and Security Agreement, dated as of May 30, 2012, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent and Swingline Lender and Issuing Bank, the lenders from time to time party thereto (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).

Exhibit no.	Description

10.7	First Amendment to Credit Agreement and Security Agreement, dated as of June 7, 2013, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.8
Second Amendment to Credit Agreement, dated as of December 24, 2013, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.9
Third Amendment to Credit Agreement, dated as of May 8, 2014, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.10
Fourth Amendment to Credit Agreement, dated as of May 7, 2015, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.11
Fifth Amendment to Credit Agreement and Waiver Agreement, dated as of July 29, 2015, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.12
Sixth Amendment to Credit Agreement, dated as of August 25, 2015, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein, SunTrust Bank, as Administrative Agent, and SunTrust Robinson Humphrey, Inc., Fifth Third Bank, BMO Capital Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Regions Capital Markets, as joint lead arrangers (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.13
Seventh Amendment to Credit Agreement, dated as of March 22, 2016, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.14
First Lien Credit Agreement, dated as of December 22, 2016, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender and Issuing Bank, the lenders from time to time party thereto and Citibank, N.A. and Regions Bank, as Co-Syndication Agents (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.15
Incremental Amendment Agreement, dated as of October 24, 2017, among EVO Payments International, LLC as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender, and Issuing Bank, the lenders from time to time party thereto, and Citibank N.A. and Regions Bank as Co-Syndication Agents (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).

Exhibit no.		Description

10.16		Second Incremental Amendment Agreement, dated as of April 3, 2018, among EVO Payments International, LLC as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender, and Issuing Bank, the lenders from time to time party thereto and Citibank, N.A. and Regions Bank as Co-Syndication Agents (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.17
First Repricing Amendment to First Lien Credit Agreement, dated as of December 22, 2017, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender and Issuing Bank, the lenders from time to time party thereto and Citibank, N.A. and Regions Bank, as Co-Syndication Agents (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.18
Second Lien Credit Agreement, dated as of December 22, 2016, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender and Issuing Bank, the lenders from time to time party thereto and Citibank, N.A. and Regions Bank, as Co-Syndication Agents (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.19
First Amendment to First Lien Credit Agreement, dated as of December 22, 2017, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender and Issuing Bank, the lenders from time to time party thereto and Citibank, N.A. and Regions Bank, as Co-Syndication Agents (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.20	#
Amended and Restated Employment Agreement, dated April 1, 2018, by and between EVO Investco, LLC and James G. Kelly (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form S-1 filed with the Commission on April 25, 2018).
10.21	#
Employment Agreement, as amended, dated January 1, 2015, by and between EVO Payments International UK Ltd and Darren Wilson (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1 filed with the Commission on April 25, 2018).
10.22	#
Amended and Restated Employment Agreement, dated April 1, 2018, by and between EVO Investco, LLC and Brendan F. Tansill (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form S-1 filed with the Commission on April 25, 2018).
10.23	#
Form of Indemnification Agreement for Executive Officers and Directors (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form S-1/A filed with the Commission on May 21, 2018).
10.24	#	EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed with the Commission on May 23, 2018).
10.25	#
Form of Restricted Stock Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).

Exhibit no.		Description

10.26	#	Form of Time-Based Restricted Stock Unit Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (Cash Settled (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.27	#
Form of Time-Based Restricted Stock Unit Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (Share Settled) (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.28	#
Form of Performance-Based Restricted Stock Unit for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.29	#
Form of Stock Option Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.30	#
Form of Nonqualified Stock Option Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form S-1/A filed with the Commission on May 7, 2018).
10.31	#
Form of Restricted Stock Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (with change in control vesting provisions) (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form S-1/A filed with the Commission on May 21, 2018).
10.32	#
Form of Time-Based Restricted Stock Unit Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (share settled, with change in control vesting provisions) (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form S-1/A filed with the Commission on May 21, 2018).
10.33	#
Form of Nonqualified Stock Option Award for EVO Payments, Inc. 2018 Omnibus Equity Incentive Plan (with change in control vesting provisions) (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form S-1/A filed with the Commission on May 21, 2018).
10.34	#	EVO Investco, LLC Unit Appreciation Equity Plan (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form S-1/A filed with the Commission on May 21, 2018).
10.35	#
Assignment and Assumption Agreement of EVO Investco, LLC Unit Appreciation Equity Plan, dated as of May 25, 2018, by and between EVO Investco, LLC and EVO Payments, Inc. (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
10.36	#
Form of Conversion to Restricted Stock Award under EVO Investco, LLC Unit Appreciation Equity Plan (incorporated by reference to Exhibit 10.36 to our Registration Statement on Form S-1/A filed with the Commission on May 21, 2018).
10.37	#
Chairman and Consulting Agreement, dated as of May 25, 2018, by and between Rafik R. Sidhom and EVO Payments, Inc. (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the Commission on August 10, 2018).
10.38	#
Form of Executive Officer Lock-Up Agreement in connection with the Offering (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form S-1/A filed with the Commission on May 21, 2018).

Exhibit no.	Description

10.39	Restatement Agreement to First Lien Credit Agreement, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Existing Administrative Agent, Citibank, N.A., as a closing documentation agent and the lenders from time to time party thereto, including the Amended and Restated Credit Agreement attached as Exhibit A to the Restatement Agreement along with Exhibit B and Exhibit C thereto (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on June 14, 2018).
21.1	List of Subsidiaries of EVO Payments, Inc. (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K filed with the Commission on March 25, 2019).
23.1	Consent of Deloitte & Touche LLP as to EVO Payments, Inc.
23.2	Consent of King & Spalding LLP (included as part of Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).

#      Indicates management contract or compensatory plan.

(b)    Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes that:

  1.
  For the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  i.
  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

  ii.
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

  iii.
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

  iv.
  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

  2.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  3.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on April 1, 2019.

EVO Payments, Inc.
By:	/s/ JAMES G. KELLY
	Name:	James G. Kelly
Chief Executive Officer

Each of the undersigned officers and directors of EVO Payments, Inc. hereby constitutes and appoints each of James G. Kelly, Kevin M. Hodges and Steven J. de Groot as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement of EVO Payments, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES G. KELLY James G. Kelly	Chief Executive Officer and Director (Principal Executive Officer)	April 1, 2019
/s/ KEVIN M. HODGES Kevin M. Hodges	Chief Financial Officer (Principal Financial Officer)	April 1, 2019
/s/ ANTHONY J. RADESCA Anthony J. Radesca	Chief Accounting Officer (Principal Accounting Officer)	April 1, 2019
/s/ RAFIK R. SIDHOM Rafik R. Sidhom	Director	April 1, 2019

Signature	Title	Date

/s/ VAHE A. DOMBALAGIAN Vahe A. Dombalagian	Director	April 1, 2019
/s/ MATTHEW W. RAINO Matthew W. Raino	Director	April 1, 2019
/s/ DAVID W. LEEDS David W. Leeds	Director	April 1, 2019
/s/ JOHN S. GARABEDIAN John S. Garabedian	Director	April 1, 2019
/s/ GREGORY S. POPE Gregory S. Pope	Director	April 1, 2019